Registration No.
                                                     Registration No. 811-01705
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       -----------------------------------

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    |X|

           Pre-Effective Amendment No.                                     | |
                                       ----
                                                                           | |

           Post-Effective Amendment No.
                                       ----

                                     AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            |X|

                                                                           |X|
           Amendment No. 172
                         ---

                        (Check appropriate box or boxes)
                        --------------------------------

                               SEPARATE ACCOUNT A
                                       of
                      AXA EQUITABLE LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)
                           --------------------------

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                               (Name of Depositor)
              1290 Avenue of the Americas, New York, New York 10104
              (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including Area Code: (212) 554-1234
                          ----------------------------

                                   DODIE KENT
                  VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL

                      AXA Equitable Life Insurance Company
              1290 Avenue of the Americas, New York, New York 10104
                   (Names and Addresses of Agents for Service)
                        --------------------------------

                  Please send copies of all communications to:
                           CHRISTOPHER E. PALMER, ESQ.
                               Goodwin Procter LLP
                         901 New York Avenue, Northwest
                             Washington, D.C. 20001
                        ---------------------------------

         Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

         Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall threafter become effective in accordance with Section 8(a) of the Securities Act 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box):


| |     Immediately upon filing pursuant to paragraph (b) of Rule 485.


| |     On _________ pursuant to paragraph (b)(1)(vii) of Rule 485.


| |     60 days after filing pursuant to paragraph (a)(1) of Rule 485.

| |     On (date) pursuant to paragraph (a)(1) of Rule 485.

| |     75 days after filing pursuant to paragraph (a)(2) of Rule 485.

| |     On May 1, 2006 pursuant to paragraph (a)(3) of Rule 485.

If appropriate, check the following box:

| | This post-effective amendment designates a new effective date for previously filed post-effective amendment.

                        ---------------------------------

         Title of Securities Being Registered:

               Units of interest in Separate Account under group variable annuity contracts.

At Retirement(SM) Variable Annuity
A variable deferred annuity contract

PROSPECTUS DATED ___________, 2007

Please read and keep this prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your contract. You should read the prospectuses for each Trust, which contain important information about the portfolios.

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WHAT IS AT RETIREMENT(SM)?

At Retirement(SM) is a deferred annuity contract with an income feature issued by AXA Equitable Life Insurance Company. It provides for the accumulation of retirement savings and for guaranteed payments from those savings and a guaranteed death benefit. It also offers a number of annuitization options. You invest to accumulate value on a tax-deferred basis in one or more of our variable investment options. At Retirement(SM) is available for purchase only in New York.

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 Variable investment options
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o AXA Conservative Allocation        o AXA Moderate-Plus Allocation
o AXA Conservative-Plus Allocation   o AXA Aggressive Allocation
o AXA Moderate Allocation
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You may allocate amounts to any of the variable investment options. Each variable investment option is a subaccount of Separate Account A. Each variable investment option, in turn, invests in a corresponding securities portfolio ("portfolio") of the AXA Premier VIP Trust (the "Trust"), which, in turn, invests in other portfolios of both the AXA Premier VIP Trust and the EQ Advisors Trust. Your investment results in a variable investment option will depend on the investment performance of the related portfolio.

TYPES OF CONTRACTS. For existing EQUI-VEST(R) contract owners, we offer the At Retirement(SM) contract for use as:

o    A nonqualified annuity ("NQ") for after-tax contributions only.

o    An individual  retirement  annuity ("IRA"),  either traditional IRA or Roth
     IRA.

o    An Internal Revenue Code Section 403(b) Tax-Sheltered Annuity ("TSA").

In order to purchase an At Retirement(SM) contract, your initial contribution must be at least $50,000 and must come from the transfer of the cash value of an EQUI-VEST(R) series variable annuity contract that you currently own under which withdrawal charges no longer apply. The eligible EQUI-VEST(R) contract types are traditional IRA (including our product designated QP IRA), Roth IRA, NQ, and EQUI-VEST(R) Express(SM). The transfer of cash value will constitute a termination of that particular EQUI-VEST(R) contract. You cannot purchase an At Retirement(SM) contract if a rollover or direct transfer contribution into your eligible EQUI-VEST(R) contract has occurred within two EQUI-VEST(R) contract years before your purchase of an At Retirement(SM) contract. Additionally, you must be age 55 or older (subject to maxiumum issue age limitations) and, for TSA contracts, no longer employed by the employer who provided the funds for the purchase of your EQUI-VEST(R) contract.

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The "contract date" is the effective date of a contract. This is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution is transferred from your EQUI-VEST(R) or EQUI-VEST(R) Express(SM) contract. Your contract date will be shown in your contract. The 12-month period beginning on your contract date and each 12-month period after that date is a "contract year." The end of each 12-month period is your "contract date anniversary." For example, if your contract date is May 1, your contract date anniversary is April 30.
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A registration statement relating to this offering has been filed with the Securities and Exchange Commission ("SEC"). The statement of additional information ("SAI") dated __________, 2007, is part of the registration statement. The SAI is available free of charge. You may request one by writing to our processing office at P.O. Box 4956, Syracuse, NY, 13221-4956 or calling 1 (800) 628-6673. The SAI has been incorporated by reference into this prospectus. This prospectus and the SAI can also be obtained from the SEC's website at www.sec.gov. The table of contents for the SAI appears at the back of this prospectus.

The SEC has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The contracts are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.
                                                                         X01597
                                                        At Retirement (CWE free)

Contents of this prospectus
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AT RETIREMENTSM
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Index of key words and phrases                                               4
Who is AXA Equitable?                                                        5
How to reach us                                                              6
At Retirement(SM) at a glance -- key features                                8

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FEE TABLE                                                                   10
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Example                                                                     12
Condensed financial information                                             12

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1. CONTRACT FEATURES AND BENEFITS                                           14
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How you can purchase and contribute to your contract                        14
Owner and annuitant requirements                                            15
How you can make your contributions                                         15
What are your variable investment options under the contract?               15
Portfolios of the Trust                                                     16
Allocating your contributions                                               17
Guaranteed Withdrawal Benefit for Life                                      17
Guaranteed minimum death benefit                                            19
Your right to cancel within a certain number of days                        20

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2. DETERMINING YOUR CONTRACT'S VALUE                                        21
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Your account value and cash value                                           21
Your contract's value in the variable investment options                    21
Insufficient account value                                                  21

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3. TRANSFERRING YOUR MONEY AMONG VARIABLE INVESTMENT OPTIONS                22
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Transferring your account value                                             22
Disruptive transfer activity                                                22
Rebalancing your account value                                              23

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"We," "our," and "us" refer to AXA Equitable.

When we address the reader of this prospectus with words such as "you" and "your," we mean the person who has the right or responsibility that the prospectus is discussing at that point. This is usually the contract owner.


2  Contents of this prospectus

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4. ACCESSING YOUR MONEY                                                     24
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Withdrawing your account value                                              24
How withdrawals are taken from your account value                           25
How withdrawals affect your Guaranteed minimum death benefit                25
How withdrawals affect the Guaranteed Withdrawal
     Benefit for Life                                                       25
Surrendering your contract to receive its cash value                        25
When to expect payments                                                     25
Your annuitization options                                                  26

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5. CHARGES AND EXPENSES                                                     28
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Charges that AXA Equitable deducts                                          28
Charges that the Trust deducts                                              29
Group or sponsored arrangements                                             29
Other distribution arrangements                                             29

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6. EFFECT OF DEATH                                                          30
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Your beneficiary and payment of death benefit                               33
Spousal continuation                                                        33
Beneficiary continuation option                                             33

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7. TAX INFORMATION                                                          36
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Overview                                                                    36
Buying a contract to fund a retirement arrangement                          36
Transfers among variable investment options                                 36
Taxation of payments from NQ contracts                                      36
Individual retirement arrangements (IRAs)                                   38
Tax-sheltered annuity contracts (TSAs)                                      43
Federal and state income tax withholding and
     information reporting                                                  44
Impact of taxes to AXA Equitable                                            45

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8. MORE INFORMATION                                                         46
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About Separate Account A                                                    46
About the Trust                                                             46
About the general account                                                   46
Dates and prices at which contract events occur                             46
About your voting rights                                                    47
About legal proceedings                                                     47
Financial statements                                                        47
Transfers of ownership, collateral assignments, loans
     and borrowing                                                          47
Distribution of the contracts                                               48

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APPENDICES
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I -- Condensed financial information                                       A-1
II -- Hypothetical illustrations                                           B-1

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STATEMENT OF ADDITIONAL INFORMATION
     TABLE OF CONTENTS
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                                                  Contents of this prospectus  3

Index of key words and phrases

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This index should help you locate more information on the terms used in this prospectus.

                                                            Page
   account value                                              21
   administrative charge                                      28
   Annual Ratchet to age 85 death benefit                     19
   annuitant                                                  14
   annuitization options                                      26
   annuity purchase factors                                   26
   Applicable percentage                                      17
   Automatic RMD service                                      24
   beneficiary                                                33
   Beneficiary continuation option ("BCO")                    33
   business day                                               47
   cash value                                                 21
   charges for state premium and other applicable taxes       29
   contract date                                           cover
   contract date anniversary                               cover
   contract maturity date                                     26
   contract year                                           cover
   contributions to Roth IRAs                                 41
   contributions to traditional IRAs                          38
   disruptive transfer activity                               22
   distribution charge                                        28
   EQAccess                                                    6
   ERISA                                                      29
   Excess withdrawal                                          17
   free look                                                  20
   general account                                            46
   Guaranteed annual payment                                   8
   Guaranteed minimum death benefit                           19

                                                            Page
   Guaranteed Withdrawal Benefit for Life                      8
   Guaranteed Withdrawal Benefit for Life charge              28
   IRA                                                     cover
   IRS                                                        36
   Income base                                                17
   Joint life                                                  8
   lifetime required minimum distribution withdrawals         24
   partial withdrawals                                        24
   market timing                                              22
   Mortality and expense risks charge                         28
   NQ                                                      cover
   owner                                                      14
   portfolio cover
   processing office                                           6
   Rebalancing                                                23
   Rollover IRA                                            cover
   Rollover TSA                                            cover
   Roth IRA                                                cover
   SAI                                                     cover
   SEC                                                     cover
   Separate Account A                                         46
   Single life                                                 8
   TOPS                                                        6
   TSA                                                     cover
   traditional IRA                                         cover
   Trust                                                      22
   unit                                                       21
   variable investment options                             cover

To make this prospectus easier to read, we sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this prospectus as in the contract or supplemental materials. Your financial professional can provide further explanation about your contract.

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 Prospectus                           Contract or Supplemental Materials
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  contract                           certificate
  variable investment options        Investment Funds
  account value                      Annuity Account Value
  unit                               Accumulation Unit
  Guaranteed minimum death benefit   Guaranteed death benefit
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4 Index of key words and phrases

Who is AXA Equitable?

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We are AXA Equitable Life Insurance Company ("AXA Equitable") (until 2004, The Equitable Life Assurance Society of the United States), a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable is an indirect, wholly-owned subsidiary of AXA Financial, Inc., a holding company, which is itself an indirect, wholly-owned subsidiary of AXA. AXA is a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, and under its other arrangements with AXA Equitable and AXA Equitable's parent, AXA exercises significant influence over the operations and capital structure of AXA Equitable and its parent. AXA holds its interest in AXA Equitable through a number of other intermediate holding companies, including Oudinot Participations, AXA America Holdings Inc. and AXA Financial Services, LLC. AXA Equitable is obligated to pay all amounts that are promised to be paid under the contracts. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contracts.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately $795 billion in assets as of December 31, 2006. For more than 100 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

                                                        Who is AXA Equitable?  5

HOW TO REACH US

You may communicate with our processing office as listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

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 FOR ALL COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS,
 WITHDRAWALS, OR REQUIRED NOTICES) SENT
 BY REGULAR MAIL:
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AXA Equitable
EQUI-VEST(R) Processing Office
P.O. Box 4956
Syracuse, NY 13221-4956

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 FOR ALL COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS,
 WITHDRAWALS, OR REQUIRED NOTICES) SENT
 BY EXPRESS DELIVERY:
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AXA Equitable
EQUI-VEST(R) Processing Office
100 Madison Street
Suite 1000
Syracuse, NY 13202

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 REPORTS WE PROVIDE:
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o    written confirmation of financial transactions;

o quarterly statements of your contract values at the close of each calendar quarter; and

o annual statement of your contract values as of the close of the contract year, including notification of eligibility to exercise the benefit base reset option.

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 TELEPHONE OPERATED PROGRAM SUPPORT ("TOPS") AND
 EQACCESS SYSTEMS:
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TOPS is designed to provide you with up-to-date information via touch-tone telephone. EQAccess is designed to provide this information through the Internet. You can obtain information on:

o    your current account value;

o    your current allocation percentages;

o    the number of units you have in the variable investment options;

o    the daily unit values for the variable investment options; and

o performance information regarding the variable investment options (not available through TOPS).

You can also:

o change your allocation percentages and/or transfer among the variable investment options;

o change your TOPS personal identification number ("PIN") (through TOPS only) and your EQAccess password (through EQAccess only).

Under EQAccess only you can:

o    elect to receive certain contract statements electronically;

o    change your address; and

o    access Frequently Asked Questions and Service Forms.

TOPS and EQAccess are normally available seven days a week, 24 hours a day. You may use TOPS by calling toll free 1 (800) 755-7777. You may use EQAccess by visiting our website at www.axaonline.com and logging in to access your account. Of course, for reasons beyond our control, these services may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by telephone or Internet are genuine. For example, we will require certain personal identification information before we will act on telephone or Internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to these services if we determine that you engaged in a disruptive transfer activity, such as "market timing" (see "Disruptive transfer activity" in "Transferring your money among variable investment options" later in this prospectus).

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 CUSTOMER SERVICE REPRESENTATIVE:
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You may also use our toll-free number 1 (800) 628-6673 to speak with one of our customer service representatives. Our customer service representatives are available on each business day Monday through Thursday from 8:00 a.m. until 7:00 p.m., and on Friday until 5:00 p.m., Eastern time.

Hearing or speech-impaired clients may call the AT&T National Relay Number at
(800) 855-2880 for information about your account. If you have a Telecommunications Device for the Deaf (TDD), you may relay messages or questions to our Customer Service Department at (800) 628-6673, Monday through Thursday from 8:00 a.m. to 7:00 p.m., and on Friday until 5:00 p.m. Eastern Time. AT&T personnel will communicate our reply back to you via the TDD.

WE REQUIRE THAT THE FOLLOWING TYPES OF COMMUNICATIONS BE ON SPECIFIC FORMS WE PROVIDE FOR THAT PURPOSE:

(1)  election of the rebalancing program;

(2)  election of required minimum distribution automatic withdrawal option;

(3)  tax withholding elections;

(4)  election of the beneficiary continuation option;

(5)  IRA contribution recharacterizations;

6  Who is AXA Equitable?

(6)  direct transfers;

(7)  death claims;

(8)  change in ownership (NQ only);

(9) enrollment in either our Maximum payment plan or Customized payment plan withdrawal options;

(10) partial withdrawal requests;

(11) removing or changing successor owner; and

(12) requests to opt out of or back into the Annual step-up of the Guaranteed Withdrawal Benefit for Life.

WE ALSO HAVE SPECIFIC FORMS THAT WE RECOMMEND YOU USE FOR THE FOLLOWING TYPES OF REQUESTS:

(1) address changes;

(2) beneficiary changes;

(3) transfers between variable investment options; and

(4) contract surrender.

TO CANCEL OR CHANGE ANY OF THE FOLLOWING WE REQUIRE WRITTEN NOTIFICATION GENERALLY AT LEAST SEVEN CALENDAR DAYS BEFORE THE NEXT SCHEDULED TRANSACTION:

(1) rebalancing;

(2) the date annuity payments are to begin.

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take.

SIGNATURES:

The proper person to sign forms, notices and requests would normally be the owner.

                                                        Who is AXA Equitable?  7

At Retirement(SM) at a glance -- key features

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Guaranteed Withdrawal    At Retirement(SM)'s "Guaranteed Withdrawal Benefit for
Benefit for Life         Life" guarantees that you can take lifetime payments of
                         up to a maximum amount each contract year (your
                         "Guaranteed annual payment"). Your Guaranteed annual payment amount is equal to a percentage of your "Income base." See "Your Income base" in "Contract features and benefits" later in this prospectus. As shown in the chart immediately below, the applicable percentage is determined based on your age at the time of the first withdrawal.

                         Your initial Guaranteed annual payment amount is equal to a percentage of the Income base. The initial applicable percentage ("Applicable percentage") is based on the owner's age at the time of the first withdrawal. If your contract is based on joint lives (you named your spouse as successor owner at contract issue) ("Joint life"), the initial Applicable percentage is based on the age of the owner or successor owner, whoever is younger at the time of the first withdrawal. For contracts held by non-natural owners, the initial Applicable percentage is based on the annuitant's age or on the younger annuitant's age, if applicable, at the time of the first withdrawal. If your Income base ratchets, as described later in this prospectus, on any contract date anniversary after you begin taking withdrawals, your Applicable percentage may increase based on your attained age at the time of the ratchet. The Applicable percentages are as follows:

                         Age                    Applicable percentage
                         -------------------------------------------------------
                         55-64                  4.0%
                         65-74                  5.0%
                         75-84                  6.0%
                         85 and older           7.0%
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                         Payments are taken from your account value and continue
                         during your lifetime even if your account value falls
                         to zero (unless it is caused by a withdrawal that
                         exceeds your Guaranteed annual payment amount). If your
                         contract is based on your life only (you did not name a
                         successor owner) ("Single life"), payments will
                         continue for your life. For Joint life contracts,
                         payments will continue for the lives of both you and
                         your spouse. TSA Joint life contracts are not
                         permitted. Please see "Guaranteed Withdrawal Benefit
                         for Life" in "Contract features and benefits" later in
                         this prospectus.
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Contribution amounts     o   Your initial contribution must be from the transfer
                             of the cash value of an EQUI-VEST(R) traditional
                             IRA (including QP IRA), Roth IRA, NQ, TSA or
                             EQUI-VEST(R) Express(SM) contract that you currently own under which withdrawal charges no longer apply.

                             Initial minimum: $50,000
                         -------------------------------------------------------
                         o   There is no minimum dollar amount on subsequent
                             contributions but subsequent contributions must
                             also be a transfer of the total cash value of an
                             EQUI-VEST(R) traditional IRA (including QP IRA),
                             Roth IRA, NQ, TSA, or EQUI-VEST(R) Express(SM)
                             contract that you own, under which withdrawal
                             charges no longer apply.
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Professional investment  At Retirement(SM)'s variable investment options invest
management               in different portfolios managed by professional
                         investment advisers.
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Tax considerations       o   No tax on earnings inside the contract until you
                             make withdrawals from your contract or receive
                             annuity payments.
                         -------------------------------------------------------
                         o   No tax on transfers among variable investment
                             options inside the contract.
                         -------------------------------------------------------
                         If you are purchasing an annuity contract as an
                         Individual Retirement Annuity (IRA) or Tax Sheltered
                         Annuity (TSA), you should be aware that such annuities
                         do not provide tax deferral benefits beyond those
                         already provided by the Internal Revenue Code. Before
                         purchasing one of these annuities, you should consider
                         whether its features and benefits beyond tax deferral
                         meet your needs and goals. You may also want to
                         consider the relative features, benefits and costs of
                         these annuities compared with any other investment that
                         you may use in connection with your retirement plan or
                         arrangement. Depending on your personal situation, the
                         contract's guaranteed benefits may have limited
                         usefulness because of required minimum distributions
                         ("RMDs").
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8 At Retirement(SM) at a glance -- key features

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Access to your money     o   Partial withdrawals

                         o   Maximum payment plan

                         o   Customized payment plan

                         o   Contract surrender

                         You may incur income tax and a tax penalty for certain
                         withdrawals or if you surrender your contract.
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Additional features      o   Guaranteed minimum death benefit options

                         o Account value rebalancing (quarterly, semiannually, and annually)

                         o   Free transfers

                         o   Spousal continuation (except for TSA contracts)

                         o   Beneficiary continuation option

                         o   Annuitization options (after 13 months)
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Fees and charges         o   Daily charges on amounts invested in variable
                             investment options for mortality and expense risks, administrative charges and distribution charges at an annual rate of 1.30%.

                         o   No charge for the standard death benefit.

                         o An annual charge of 0.30% of the Annual Ratchet to age 85 death benefit base, if elected. The benefit base is described under "Guaranteed minimum death benefit" under "Annual Ratchet to age 85 death benefit" in "Contract features and benefits."

                         o An annual charge of 0.60% of the Income base for the Guaranteed Withdrawal Benefit for Life based on a Single life or 0.75% of the Income base for a Joint life (not available for TSA contracts). This charge will be deducted on each contract date anniversary from your account value. See " Guaranteed Withdrawal Benefit for Life charge" in "Charges and expenses" later in this prospectus.

                         o No sales charge deducted at the time you make contributions. See "Your Guaranteed annual payment" under "Guaranteed Withdrawal Benefit for Life" in "Contract features and benefits" later in this prospectus for information about how your Guaranteed annual payment amount is calculated.

                         o We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. This charge is generally deducted from the amount applied to an annuitization option.

                         o   Annual expenses of the Trust portfolios are
                             calculated as a percentage of the average daily net
                             assets invested in each portfolio. Please see "Fee
                             table" later in this prospectus for details.
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Owner and Annuitant      o   55-85
issue ages
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The above is not a complete description of all material provisions of the contract. In some cases, restrictions or exceptions apply.

For more detailed information, we urge you to read the contents of this prospectus, as well as your contract. Please feel free to speak with your financial professional, or call us, if you have any questions. If for any reason you are not satisfied with your contract, you may return it to us for a refund within a certain number of days. Please see "Your right to cancel within a certain number of days" later in this prospectus for additional information.

OTHER CONTRACTS

We offer a variety of fixed and variable annuity contracts. While you may not be able to make a direct exchange of your EQUI-VEST(R) contract value into these other contracts, they may offer features, including variable investment options, credits, fees and/or charges that are different from those in the contracts offered by this prospectus. Not every contract is offered through the same selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding other AXA Equitable annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of the AXA Equitable annuity contracts.

You should work with your financial professional to decide whether an optional benefit is appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance. Some selling broker-dealers may limit their clients from purchasing optional benefits based upon the client's age.

                                 At Retirement(SM) at a glance -- key features 9

Fee table

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The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this prospectus.

The first table describes fees and expenses that you will pay at the time that you surrender the contract or if you make certain withdrawals or apply your cash value to certain payout options. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including the portfolio fees and expenses.

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 Charges we deduct from your variable investment options expressed as an annual percentage of daily net assets
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SEPARATE ACCOUNT ANNUAL EXPENSES:

Mortality and expense risks                                                0.80%
Administrative                                                             0.30%
Distribution                                                               0.20%
                                                                           ----
Total Separate account annual expenses                                     1.30%
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 Charges we deduct from your account value on each contract date anniversary(1)
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Guaranteed Withdrawal Benefit for Life charge                              0.60% for Single life contracts
(calculated as a percentage of the Income base):                           0.75% for Joint life contracts (Not available for TSA
                                                                           contracts.)

If your Income Base ratchets, we reserve the right to increase your        0.75% for Single life contracts
charge up to:                                                              0.90% for Joint life contracts


Please see "Guaranteed Withdrawal Benefit for Life" in "Contract features and benefits" for more information about this feature, including its Income base and the Annual step-up provision and "Guaranteed Withdrawal Benefit for Life charge" in "Charges and expenses," both later in this prospectus.

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Charges we deduct from your account value on each contract date anniversary(1) if you elect the optional benefit
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Guaranteed minimum death benefit charge (calculated as a percentage of the applicable benefit base):

Annual Ratchet to age 85                                                   0.30%
Standard death benefit                                                     0.00%
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You also bear your proportionate share of all fees and expenses paid by a "portfolio" that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses charged by any of the portfolios that you will pay periodically during the time that you own the contract. These fees and expenses are reflected in the portfolio's net asset value each day. Therefore, they reduce the invest- ment return of the portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each portfolio's fees and expenses is contained in the Trust prospectus for the portfolio.

10 Fee table

Portfolio operating expenses expressed as an annual percentage of daily net assets

                                                                 Lowest  Highest
                                                                 ------  -------
Total Annual Portfolio Operating Expenses for 2006
(expenses that are deducted from Portfolio assets
including management fees, 12b-1 fees, service fees,
and/or other expenses)(2)                                        _____%  ______%


--------------------------------------------------------------------------------
This table shows the fees and expenses for 2006 as an annual percentage of each Portfolio's daily average net assets.

                                           Manage-
                                            ment       12b-1
 Portfolio Name                            Fees(3)   Fees(4)
--------------------------------------------------------------------------------
 AXA PREMIER VIP TRUST:
--------------------------------------------------------------------------------
[Table to be inserted]
--------------------------------------------------------------------------------

                                                             Acquired
                                                              Fund
                                                            Fees and
                                                            Expenses
                                             Other         (Underlying
 Portfolio Name                           Expenses (5)    Portfolios)(6)
--------------------------------------------------------------------------------
 AXA PREMIER VIP TRUST:
--------------------------------------------------------------------------------
[Table to be inserted]
--------------------------------------------------------------------------------

                                             Total                    Net Total
                                             Annual      Fee Waiv-     Annual
                                            Expenses    ers and/or    Expenses
                                            (Before       Expense       After
                                            Expense     Reimburse-     Expense
 Portfolio Name                           Limitation)    ments(7)    Limitations
--------------------------------------------------------------------------------
 AXA PREMIER VIP TRUST:
--------------------------------------------------------------------------------
[Table to be inserted]
--------------------------------------------------------------------------------

Notes:

(1) If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

(2) "Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts. See footnote (6) for details.

(3) The management fees for each portfolio cannot be increased without a vote of that Portfolio's shareholders. See footnote (7) for any expense limitation agreement information.

(4) Portfolio shares are all subject to fees imposed under the distribution plans (the "Rule 12b-1 Plan") adopted by the Trust pursuant to Rule 12b-1 under the Investment Company Act of 1940. The 12b-1 fees will not be increased for the life of the contract.

(5) Other expenses shown are those incurred in 2006. The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses. See footnote (7) for any expense limitation agreement.

(6) The AXA Allocation variable investment options invest in corresponding portfolios of AXA Premier VIP Trust. Each AXA Allocation portfolio in turn invests in shares of other port folios of AXA Premier VIP Trust and EQ Advisors Trust (the "underlying portfolios"). Amounts shown reflect each AXA Allocation portfolio's pro rata share of the fees and expenses of the various underlying portfolios in which it invests. The fees and expenses are based on the respective weighted investment allocations as of 12/31/06.

(7) The amounts shown reflect any fee waivers and/or expense reimbursements that applied to each portfolio. AXA Equitable, the investment manager of AXA Premier VIP Trust, has entered into Expense Limitation Agreements with respect to each portfolio, which are effective through April 30, 2008. Under these agreements, AXA Equitable has agreed to waive or limit its fees and assume other expenses, if necessary, in an amount that limits each affected Portfolio's total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses) to not more than specified amounts. Therefore, each portfolio may at a later date make a reimbursement to AXA Equitable for any of the management fees waived or limited and other expenses assumed and paid by AXA Equitable pursuant to the expense limitation agreement provided that the Portfolio's current annual operating expenses do not exceed the operating expense limit determined for such Portfolio.

                                                                    Fee table 11

EXAMPLE

This example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying trust fees and expenses (including the underlying portfolio fees and expenses).

The example below shows the expenses that a hypothetical contract owner (whose Income base has been stepped-up and who has elected the Annual Ratchet to age 85 death benefit) would pay in the situations illustrated. See contract features and benefits later in this prospectus for information about these features.

The example assumes that you invest $10,000 in the contract for the time periods indicated, and that your investment has a 5% return each year. The example also assumes maximum contract charges and total annual expenses of the portfolios (before expense limitations) set forth in the previous charts. This example should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


                             [Table to be inserted]


12 Fee table

CONDENSED FINANCIAL INFORMATION

Please see Appendix I at the end of this prospectus for the unit values and the number of units outstanding as of the end of the periods shown for each of the variable investment options available as of December 31, 2006.

                                                                    Fee table 13

1. Contract features and benefits

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HOW YOU CAN PURCHASE AND CONTRIBUTE TO YOUR CONTRACT

You may purchase a contract by making payments to us that we call "contributions." Your initial contribution must be from the transfer of the cash value of an EQUI-VEST(R) traditional IRA (including QP IRA), Roth IRA, NQ, TSA or EQUI-VEST(R) Express(SM) contract that you currently own under which withdrawal charges no longer apply. The contract that you purchase must be the same type of contract (for example, a TSA contract to a TSA contract; or a Roth IRA contract to a Roth IRA contract). We require a minimum initial contribution of $50,000 for you to purchase a contract. Any subsequent contributions must also be a transfer of the total cash value of an EQUI-VEST(R) traditional IRA (including QP IRA), Roth IRA, NQ, TSA or EQUI-VEST(R) Express(SM) contract that you own to a contract of the same type (under which withdrawal charges no longer apply). Subsequent contributions may be made up to the later of: (i) the end of the first contract year, and (ii) the date you make the first withdrawal from the contract but not later than the older of the annuitant and owner attaining age 86. Ongoing contributions are not permitted. The following table summarizes our rules regarding contributions to your contract.

--------------------------------------------------------------------------------
The "owner" is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits. The "annuitant" is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract owner. Where the owner of a contract is non-natural, the annuitant is the measuring life.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            Available for
Contract    owner and
type        annuitant ages   Source of contributions
--------------------------------------------------------------------------------
NQ          55 through 85*   Transfer from an existing
                             EQUI-VEST(R) or EQUI-VEST(R) Express(SM) NQ contract

IRA         55 through 85    Transfer from an existing EQUI-VEST(R) or
                             EQUI-VEST(R) Express(SM) IRA (including QP IRA) contract

Roth IRA    55 through 85    Transfer from an existing EQUI-VEST(R) or
                             EQUI-VEST(R) Express(SM) Roth IRA contract

TSA         55 through 85    Transfer from an existing
                             EQUI-VEST(R) TSA contract
--------------------------------------------------------------------------------
* If there are more than 2 owners on the existing EQUI-VEST(R) contract, a change of owner form must be completed so that there are only 2 owners before the transfer to an At Retire ment(SM) contract is requested. Successor owners are available for NQ contracts only.

For information on when contributions are credited under your contract see "Dates and prices at which contract events occur" in "More information" later in this prospectus.

14 Contract features and benefits

OWNER AND ANNUITANT REQUIREMENTS

Under all IRA and TSA contracts, the owner and annuitant must be the same individual. Under NQ contracts only, the annuitant can be different from the owner.

Joint owners are not permitted. However, joint life contracts are permitted. Under IRA contracts, a successor owner may be named at contract issue only. The successor owner must be the owner's spouse. If you and the successor owner are no longer married, you may either: (i) drop the original successor owner or
(ii) replace the original successor owner with your new spouse. This can only be done before the first withdrawal is made from the contract. After the first withdrawal, the successor owner can be dropped but cannot be replaced. If there are spousal joint owners named under your EQUI-VEST(R) or EQUI-VEST(R) Express(SM) NQ contract, upon transfer of your account value to the At Retirement(SM) contract, the spousal joint owner will automatically be named successor owner under the At Retirement(SM) contract.

The successor owner feature is not available for TSA contracts.

The owner, annuitant and successor owner, if any, must be at least age 55 and younger than age 86.

HOW YOU CAN MAKE YOUR CONTRIBUTIONS

Contributions to your At Retirement(SM) contract can only be made through a direct transfer from an EQUI-VEST(R) traditional IRA (including QP IRA), Roth IRA, NQ, TSA or EQUI-VEST(R) Express contract that is also owned by you to a contract of the same type.

WHAT ARE YOUR VARIABLE INVESTMENT OPTIONS UNDER THE CONTRACT?

Your variable investment options are the AXA Allocation variable investment options. Your investment results in any one of the variable investment options will depend on the investment performance of the underlying portfolios. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields. Listed below are the currently available portfolios and their investment objectives.

                                              Contract features and benefits  15

PORTFOLIOS OF THE TRUST

AXA Equitable serves as the investment manager of the portfolios of AXA Premier VIP Trust and makes the investment decisions for each portfolio listed below. Each portfolio invests in other portfolios of both AXA Premier VIP Trust and EQ Advisors Trust (the "underlying portfolios").

------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Trust            Objective
Portfolio Name
------------------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE ALLOCATION      Seeks a high level of current income.
------------------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE-PLUS            Seeks current income and growth of capital, with a greater emphasis on current income.
 ALLOCATION
------------------------------------------------------------------------------------------------------------------------------------
AXA MODERATE ALLOCATION          Seeks long-term capital appreciation and current income.
------------------------------------------------------------------------------------------------------------------------------------
AXA MODERATE-PLUS                Seeks long-term capital appreciation and current income, with a greater emphasis on capital
 ALLOCATION                      appreciation.
------------------------------------------------------------------------------------------------------------------------------------
AXA AGGRESSIVE ALLOCATION        Seeks long-term capital appreciation.
------------------------------------------------------------------------------------------------------------------------------------


You should consider the investment objective, risks, and charges and expenses of the portfolios carefully before investing. The prospectuses for the portfolios contain this and other important information about the portfolios. The prospectuses, which are attached to this prospectus, should be read carefully before investing.

16 Contract features and benefits

ALLOCATING YOUR CONTRIBUTIONS

You may allocate your contributions to one or more, or all, of the variable investment options. Allocations must be in whole percentages and you may change your allocations at any time. The total of your allocations into all available variable investment options must equal 100%. Subsequent contributions are allocated according to instructions on file unless you provide new instructions.

GUARANTEED WITHDRAWAL BENEFIT FOR LIFE

The Guaranteed Withdrawal Benefit for Life guarantees that you can take lifetime withdrawals up to a maximum amount per year (your "Guaranteed annual payment"). You may elect one of our automated payment plans or you may take partial withdrawals. All withdrawals reduce your account value and Guaranteed minimum death benefit. See "Accessing your money" later in this prospectus.

You may buy this contract on a single life ("Single life") or a joint life ("Joint life") basis. You may not designate a successor owner for a Single life contract. The following applies to joint life contracts: For IRA Joint life contracts, you must designate your spouse as the successor owner at the time of contract issue. Under NQ contracts your EQUI-VEST(R) or EQUI-VEST(R) ExpressSM contract must be owned by spousal joint owners. Upon transfer to the At Retirement(SM) contract, the spousal joint owner will automatically be named the successor owner. Under a Joint life contract, lifetime withdrawals are guaranteed for the life of both the owner and successor owner (or annuitant, as applicable). Joint life TSA contracts are not permitted.

The cost of the Guaranteed Withdrawal Benefit for Life will be deducted from your account value on each contract date anniversary. Please see "Guaranteed Withdrawal Benefit for Life charge" in "Charges and expenses" later in this prospectus for a description of the charge.

You should not purchase this contract if:

o You plan to take withdrawals in excess of your Guaranteed annual payment amount because those withdrawals may significantly reduce or eliminate the value of the benefit (see "Effect of Excess withdrawals" below in this section);

o You are interested in long term accumulation rather than taking withdrawals;

o You plan to use it for withdrawals prior to age 59-1/2, as the taxable amount of the withdrawal will be subject to an additional 10% federal income tax penalty, as discussed later in this prospectus.

For traditional IRA and TSA contracts, the At Retirement(SM) contract makes provisions for you to take lifetime required minimum distributions ("RMDs") without losing the value of the Guaranteed Withdrawal Benefit for Life, provided you comply with the conditions described under "Lifetime required minimum distribution withdrawals" in "Accessing your money" later in this prospectus, including utilizing our RMD automatic withdrawal option. If you do not expect to comply with these conditions, this benefit may have limited usefulness for you and you should consider whether it is appropriate. Please consult your tax adviser.

YOUR INCOME BASE

At issue, your Income base is equal to your initial contribution and will increase or decrease, as follows:

o Your Income base increases by the dollar amount of any subsequent contributions.

o Your Income base may be increased on each contract date anniversary, as described below under "Annual step-up" and "5% deferral bonus."

o Your Income base is not reduced by withdrawals except those withdrawals that exceed your Guaranteed annual payment amount ("Excess withdrawal"). See "Effect of Excess withdrawals" below in this section.

YOUR GUARANTEED ANNUAL PAYMENT AMOUNT

Your initial Guaranteed annual payment amount is equal to a percentage of the Income base. The applicable percentage ("Applicable percentage") is based on the owner's age at the time of the first withdrawal. For Joint life contracts, the Applicable percentage is based on the age of the owner or successor owner, whoever is younger at the time of the first withdrawal. For Single life contracts held by non-natural owners, the Applicable percentage is based on the annuitant's age. For Joint life contracts held by non-natural owners, the Applicable percentage is based on the younger annuitant's age at the time of the first withdrawal. For IRA or TSA contracts, if you have to take a required minimum distribution ("RMD") and it is your first withdrawal under the contract, the RMD will be considered your "first withdrawal" for the purposes of establishing your Applicable percentage. If your Income base ratchets, as described below in this section under "Annual step-up," on any contract date anniversary after you begin taking withdrawals, your Applicable percentage may increase based on your attained age at the time of the ratchet. The Applicable percentages are as follows:

--------------------------------------------------------------------------------
Age            Applicable percentage
--------------------------------------------------------------------------------
55-64          4.0%
65-74          5.0%
75-84          6.0%
85 and older   7.0%
--------------------------------------------------------------------------------

We will recalculate the Guaranteed annual payment amount on each contract date anniversary and as of the date of any subsequent contribution or Excess withdrawal, as described below under "Effect of Excess withdrawals" and "Subsequent contributions." The payment amount is guaranteed never to decrease as long as there are no Excess withdrawals.

Your Guaranteed annual payments are not cumulative. If you withdraw less than the Guaranteed annual payment amount in any contract year, you may not add the remainder to your Guaranteed annual payment amount in any subsequent year.

EFFECT OF EXCESS WITHDRAWALS

An Excess withdrawal is caused when you withdraw more than your Guaranteed annual payment amount in any contract year. Once a

                                              Contract features and benefits  17
withdrawal causes cumulative withdrawals in a contract year to exceed your Guaranteed annual payment amount, the entire amount of that withdrawal and each subsequent withdrawal in that contract year are considered Excess withdrawals.

An Excess withdrawal can cause a significant reduction in both your Income base and your Guaranteed annual payment amount. If you make an Excess withdrawal, we will recalculate your Income base and the Guaranteed annual payment amount, as follows:

     o The Income base is reset as of the date of the Excess with drawal to equal the lesser of: (i) the Income base immediately prior to the Excess withdrawal and (ii) the account value immediately following the Excess withdrawal.

     o The Guaranteed annual payment amount is recalculated to equal the Applicable percentage (currently in effect) multiplied by the reset Income base.

You should not purchase this contract if you plan to take withdrawals in excess of your Guaranteed annual payment amount as such withdrawals significantly reduce or eliminate the value of the Guaranteed Withdrawal Benefit for Life. If your account value is less than your Income base (due, for example, to negative market performance), an Excess withdrawal, even one that is only slightly more than your Guaranteed annual payment amount, can significantly reduce your Income base and the Guaranteed annual payment amount.

For example, assume your Income base is $100,000 and your account value is $80,000 when you decide to begin taking withdrawals at age 65. Your Guaranteed annual payment amount is equal to $5,000 (5.0% of $100,000). You take an initial withdrawal of $8,000. Since your Income base is immediately reset to equal the lesser of your Income base prior to the Excess withdrawal ($100,000) and your account value immediately following the Excess withdrawal ($80,000 minus $8,000), your Income base is now $72,000. In addition, your Guaranteed annual payment amount is reduced to $3,600 (5.0% of $72,000), instead of the original $5,000.

You should note that an Excess withdrawal that reduces your account value to zero terminates the contract, including all benefits, without value. See "Insufficient account value" in "Determining your contract value" later in this prospectus.

In general, if you purchase this contract as a traditional IRA or TSA and participate in our RMD automatic withdrawal option, an automatic withdrawal under that program will not cause an Excess withdrawal, even if it exceeds your Guaranteed annual payment amount. For more information, see "Lifetime required minimum distribution withdrawals" in "Accessing your money" later in this prospectus.

ANNUAL STEP-UP

Your Income base is recalculated on each contract date anniversary to equal the greater of: (i) the account value and (ii) the most recent Income base. If your account value is greater, we will ratchet up your Income base to equal your account value. If your Income base ratchets on any contract date anniversary after you begin taking withdrawals, your Applicable percentage may increase based on your attained age at the time of the ratchet. Your Guaranteed annual payment will also be increased to equal your Applicable percentage times your new Income base.

If your Income base ratchets, we may increase the charge for the benefit. Once we increase the charge, it is increased for the life of the contract. We will permit you to opt out of the ratchet if the charge increases. If you choose to opt out, your charge will stay the same but your Income base will no longer ratchet. Upon request, we will permit you to accept an Income base ratchet with the charge increase on a subsequent contract date anniversary. For a description of the charge increase, see "Guaranteed Withdrawal Benefit for Life charge" in "Charges and expenses" later in this prospectus.

5% DEFERRAL BONUS

At no additional charge, during the first ten contract years, in each year you have not taken a withdrawal, we will increase your Income base by an amount equal to 5% of your total contributions. If the Annual step- up (as discussed immediately above) occurs on any contract date anniversary, for the next and subsequent contract years, the bonus will be 5% of the most recent ratcheted Income base plus any subsequent contributions. If the Income base is reduced due to an Excess withdrawal, the 5% deferral bonus will be calculated using the reset Income base plus any applicable contributions. The deferral bonus generally excludes contributions made in the prior 12 months. In the first contract year, the deferral bonus is determined using all contributions received in the first 90 days of the contract year.

On any contract date anniversary on which you are eligible for a bonus, we will calculate the applicable bonus amount. If, when added to the current Income base, the amount is greater than your account value, that amount will become your new Income base. If that amount is less than or equal to your account value, your Income base will be ratcheted to equal your account value, and the 5% deferral bonus will not apply. If you opt out of the Annual step-up (as discussed immediately above), the 5% deferral bonus will still apply.

SUBSEQUENT CONTRIBUTIONS

Subsequent contributions are not permitted after the later of: (i) the end of the first contract year and (ii) the date the first withdrawal is taken.

Anytime you make an additional contribution, your Income base will be increased by the amount of the contribution. Your Guaranteed annual payment amount will be equal to the Applicable percentage of the increased Income base.

EFFECT OF YOUR ACCOUNT VALUE FALLING TO ZERO

If your account value falls to zero due to an Excess withdrawal, we will terminate your contract and you will receive no further payments or benefits, as discussed below. If an Excess withdrawal results in a withdrawal that equals more than 90% of your cash value or reduces your cash value to less than $500, we will treat your request as a surrender of your contract even if your GWBL benefit base is greater than zero.

However, if your account value falls to zero, either due to a withdrawal or surrender that is not an Excess withdrawal or due to a deduction of charges, please note the following:

18  Contract features and benefits

o The At Retirement(SM) contract terminates and you will receive a supplementary life annuity contract setting forth your continuing benefits. The owner of the At Retirement(SM) contract will be the owner and annuitant under the supplementary life contract. The successor owner, if applicable, will be the joint annuitant.

o    No subsequent contributions will be permitted.

o If you were taking withdrawals through the "Maximum payment plan," we will continue the scheduled withdrawal payments on the same basis.

o If you were taking withdrawals through the "Customized payment plan" or in unscheduled partial withdrawals, we will pay the balance of the Guaranteed annual payment for that contract year in a lump sum. Payment of the Guaranteed annual payment will begin on the next contract date anniversary.

o Payments will continue at the same frequency for Single or Joint life contracts, as applicable, or annually if automatic payments were not being made.

o Any guaranteed minimum death benefit remaining under the original contract will be carried over to the supplementary life annuity contract. The death benefit will no longer grow and will be reduced on a dollar for dollar basis as payments are made. If there is any remaining death benefit upon the death of the owner and successor owner, if applicable, we will pay it to the beneficiary.

o The charge for the Guaranteed Withdrawal Benefit for Life and the Annual Ratchet to age 85 death benefit will no longer apply.

o If at the time of your death your Guaranteed annual payment amount was being paid to you as a supplementary life annuity contract, your beneficiary may not elect the Beneficiary continuation option.

OTHER IMPORTANT CONSIDERATIONS

o You should not purchase this contract if you are interested in long term accumulation rather than current payments or payments in the near future.

o In addition, all withdrawals count toward your free withdrawal amount for that contract year. Excess withdrawals can significantly reduce or completely eliminate the value of this benefit. See "Effect of Excess withdrawals" above in this section and "Withdrawing your account value" in "Accessing your money" later in this prospectus.

o Withdrawals made under the At Retirement(SM) contract are not taxed as annuity payments, and may be subject to an additional 10% Federal income tax penalty before age 59-1/2. See "Tax information" later in this prospectus.

o All payments under the At Retirement(SM) benefit reduce your account value and Guaranteed minimum death benefit. See "How withdrawals are taken from your account value" and "How withdrawals affect your Guaranteed minimum death benefit" in "Accessing your money" later in this prospectus.

o If you withdraw less than the Guaranteed annual payment amount in any contract year, you may not add the remainder to your Guaranteed annual payment amount in any subsequent year.

o The Guaranteed Withdrawal Benefit for Life terminates if the contract is continued under the beneficiary continuation option or the successor owner annuitant feature.

o If you surrender your contract to receive its cash value and your cash value is greater than your Guaranteed annual payment amount, all benefits under the contract will terminate, including the Guaranteed Withdrawal Benefit for Life.

o Generally, if you transfer ownership of this contract, you terminate the Guaranteed Withdrawal Benefit for Life.

o Withdrawals are available under other annuity contracts we offer without purchasing a withdrawal benefit.

o For IRA or TSA contracts, if you have to take a required minimum distribution ("RMD") and it is your first withdrawal under the contract, the RMD will be considered your "first withdrawal" for the purposes of establishing your Applicable percentage.

GUARANTEED MINIMUM DEATH BENEFIT

STANDARD DEATH BENEFIT. Your contract provides a standard death benefit. If you do not elect the Annual Ratchet to age 85 death benefit (available for owner ages 55-75) described below, the death benefit is equal to your account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, information and forms necessary to effect payment, OR the standard death benefit, whichever provides the higher amount. The standard death benefit is equal to your total contributions, adjusted for withdrawals and any taxes that apply. The standard death benefit is the only death benefit available for owners (or older Joint life, if applicable) ages 76 through 85 at issue. Once your contract is issued, you may not change or voluntarily terminate your death benefit.

ANNUAL RATCHET TO AGE 85 DEATH BENEFIT. If you elect the Annual Ratchet to age 85 death benefit, the death benefit is equal to your account value as of the date we receive satisfactory proof of the owner's (or the second to die for Joint life contracts, if applicable) death, any required instructions for the method of payment, information and forms necessary to effect payment, or the Annual Ratchet to age 85 death benefit on the date of the owner's (or the second to die for Joint life contracts, if applicable) death, adjusted for subsequent withdrawals, whichever provides the higher amount. See "Payment of death benefit" later in this prospectus for more information.

Your benefit base is equal to the greater of either:

o your initial contribution to the contract (plus any subsequent contributions),

                                       or

o your highest account value on any contract date anniversary up to the contract date anniversary following the owner's (or older Joint life's, if applicable) 85th birthday, plus any contributions made since the most recent annual ratchet, less

o a deduction that reflects any withdrawals you make. The amount of the deduction is described under "How withdrawals affect your Guaranteed minimum death benefit" in "Accessing your money" later in this prospectus.

                                              Contract features and benefits  19

For contracts with non-natural owners, the last contract date anniversary a ratchet could occur is based on the annuitant's age.

The Annual Ratchet to age 85 death benefit is equal to its corresponding benefit base. Once you have elected the Annual Ratchet to age 85 death benefit, you may not change it.

Please see both "Insufficient account value" in "Determining your contract value" and "How withdrawals affect your Guaranteed minimum death benefit in "Accessing your money" and "Charges and expenses" later in this prospectus for more information on these guaranteed benefits.

If you elect the Annual Ratchet to age 85 death benefit option described below and change ownership of the contract, generally the benefit will automatically terminate, except under certain circumstances. If this occurs, the Annual ratchet to age 85 death benefit will be replaced with the Standard death benefit. For contracts with non-natural owners, the death benefit will be payable upon the death of the annuitant. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information" later in this prospectus for more information.

Please see "Insufficient account value" in "Determining your contract's value" for more information on this guaranteed benefit.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

If for any reason you are not satisfied with your contract, you may return it to us for a refund or reinstate your original EQUI-VEST(R) contract. To exercise this cancellation right you must mail the contract, with a signed letter of instruction electing this right, to our processing office within 10 days (the "free look" period) after you receive it.

Your refund will equal your contribution plus or minus any investment gain or loss. For any IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution.

We may require that you wait six months before you may apply for a contract with us again if:

o    you cancel your contract during the free look period; or

o you change your mind before you receive your contract whether we have received your contribution or not.

If you cancel your At Retirement(SM) contract during the free look period and choose to reinstate your EQUI-VEST or EQUI-VEST(R) Express(SM) contract, the death benefit under your EQUI-VEST(R) contract will be restored to its value before the transfer to the At Retirement(SM) contract occurred. Please see "Tax information" later in this prospectus for possible consequences of cancelling your contract.

Our processing office, or your financial professional, can provide you with the cancellation instructions.

20  Contract features and benefits

2. Determining your contract's value

--------------------------------------------------------------------------------

YOUR ACCOUNT VALUE AND CASH VALUE

Your "account value" is the total of the values you have in the variable investment options.

Your contract also has a "cash value." At any time before annuity payments begin, your contract's cash value is equal to the account value, less the pro rata portion of the Guaranteed Withdrawal Benefit for Life charge and the Annual ratchet to age 85 death benefit charge, if applicable. Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this prospectus.

YOUR CONTRACT'S VALUE IN THE VARIABLE INVESTMENT OPTIONS

Each variable investment option invests in shares of a corresponding portfolio. Your value in each variable investment option is measured by "units." The value of your units will increase or decrease as though you had invested it in the corresponding portfolio's shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

The unit value for each variable investment option depends on the investment performance of that option less daily charges for:

(i)    mortality and expense risks;

(ii)   administrative expenses; and

(iii)  distribution charges.

On any day, your value in any variable investment option equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day's value for one unit. The number of your contract units in any variable investment option does not change unless they are:

(i)    increased to reflect additional contributions;

(ii)   decreased to reflect a withdrawal; or

(iii) increased to reflect a transfer into, or decreased to reflect a transfer out of, a variable investment option.

In addition, when we deduct the Guaranteed Withdrawal Benefit for Life charge and the charge for the optional Annual Ratchet to age 85 death benefit, the number of units credited to your contract will be reduced. A description of how unit values are calculated is found in the SAI.

INSUFFICIENT ACCOUNT VALUE

Your contract will terminate if your account value is insufficient to pay any applicable charges when due. Your account value could become insufficient due to withdrawals and/or poor market performance. Upon such termination, you will lose all your rights under your contract and any guaranteed benefits, except as discussed earlier in this prospectus in "Contract features and benefits" under "Effect of your account value falling to zero."

                                           Determining your contract's value  21

3. Transferring your money among variable investment options

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TRANSFERRING YOUR ACCOUNT VALUE

You can transfer some or all of your account value among the variable investment options.

In addition, we reserve the right to restrict transfers among variable investment options, including limitations on the number, frequency, or dollar amount of transfers. Our current transfer restrictions are set forth in the "Disruptive transfer activity" section below.

You may request a transfer in writing, by telephone using TOPS or through EQAccess. You must send in all written transfer requests directly to our processing office. Transfer requests should specify:

(1)  the contract number,

(2) the dollar amounts or percentages of your current account value to be transferred, and

(3)  the variable investment options to and from which you are transferring.

We will confirm all transfers in writing.

DISRUPTIVE TRANSFER ACTIVITY

You should note that the contract is not designed for professional "market timing " organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so the portfolio's performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners.

We offer variable investment options with underlying portfolios that are part of AXA Premier VIP Trust and EQ Advisors Trust (the "trusts"). The trusts have adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each portfolio on a daily basis. On any day when a portfolio's net inflows or outflows exceed an established monitoring threshold, the trust obtains from us contract owner trading activity. The trusts currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. In most cases, each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios. Please see the prospectuses for the trusts for more information.

When a contract owner is identified as having engaged in a potentially disruptive transfer under the contract for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

22  Transferring your money among variable investment options

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this prospectus, neither trust had implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

REBALANCING YOUR ACCOUNT VALUE

We currently offer a rebalancing program that you can use to automatically reallocate your account value among the variable investment options. You must tell us:

(a) the percentage you want invested in each variable investment option (whole percentages only), and

(b) how often you want the rebalancing to occur (quarterly, semiannually, or annually on a contract year basis).

Rebalancing will occur on the same day of the month as the contract date. If a contract is established after the 28th, rebalancing will occur on the first business day of the month following the contract issue date.

While your rebalancing program is in effect, we will transfer amounts among the variable investment options so that the percentage of your account value that you specify is invested in each option at the end of each rebalancing date. Your entire account value in the variable investment options must be included in the rebalancing program.

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Rebalancing does not assure a profit or protect against loss. You should periodically review your allocation percentages as your needs change. You may want to discuss the rebalancing program with your financial professional before electing the program.
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You may elect the rebalancing program at any time. You may also change your allocation instructions or cancel the program at any time. If you request a transfer while the rebalancing program is in effect, we will process the transfer as requested; your rebalancing allocations will not be changed; and the rebalancing program will remain in effect unless you request that it be canceled in writing. There is no charge for the rebalancing feature.

                   Transferring your money among variable investment options  23

4. Accessing your money

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WITHDRAWING YOUR ACCOUNT VALUE

You have several ways to withdraw your account value as described below. Loans are not permitted under this contract.

When selecting a withdrawal method, it is important to remember that Excess withdrawals may significantly reduce the value of the Guaranteed Withdrawal Benefit for Life and contract. See "Effect of Excess withdrawals" in "Contract features and benefits" earlier in this prospectus. You should choose a withdrawal method that is most appropriate for your needs AND does not cause payment amounts in excess of your Guaranteed annual payment amount.

Please see "Insufficient account value" in "Determining your contract value" earlier in this prospectus and "How withdrawals affect your Guaranteed minimum death benefit," below for more information on how withdrawals affect your guaranteed benefits and could potentially cause your contract to terminate.

AUTOMATIC PAYMENT PLANS

You may take automatic withdrawals under either the Maximum payment plan or the Customized payment plan, as described below. Under either plan, you may take withdrawals on a monthly, quarterly or annual basis. You may change the payment frequency of your withdrawals at any time, and the change will become effective on the next contract date anniversary.

You may elect either the Maximum payment plan or the Customized payment plan at any time. You must wait at least 28 days from contract issue before automatic payments begin. We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month.

MAXIMUM PAYMENT PLAN. Our Maximum payment plan provides for the withdrawal of the full Guaranteed annual payment amount in scheduled payments. The amount of the withdrawal will increase on contract date anniversaries with any Annual step-up or 5% deferral bonus.

If you elect the Maximum payment plan and start monthly or quarterly payments after the beginning of a contract year, the payments you take that year will be less than your Guaranteed annual payment amount.

If you take a partial withdrawal while the Maximum payment plan is in effect, we will terminate the plan. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary.

CUSTOMIZED PAYMENT PLAN. Our Customized payment plan provides for the withdrawal of a fixed amount less than or equal to the Guaranteed annual payment amount in scheduled payments. The amount of the withdrawal will not be increased on contract date anniversaries with any Annual step-up or 5% deferral bonus. You must elect to change the scheduled payment amount.

It is important to note that if you elect the Customized payment plan and start monthly or quarterly withdrawals after the beginning of a contract year, you could select scheduled payment amounts that would cause an Excess withdrawal. We will notify you if the payment amount you elect would cause an Excess withdrawal. As discussed earlier in the prospectus, Excess withdrawals may significantly reduce the value of the Guaranteed Withdrawal Benefit for Life. See "Effect of Excess withdrawals" in "Contract features and benefits" earlier in this prospectus.

If you take a partial withdrawal while the Customized payment plan is in effect, we will terminate the plan. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary.

PARTIAL WITHDRAWALS

You may also take partial withdrawals from your account value at any time. The minimum amount you may withdraw is $300. If you elect to take partial withdrawals, you should monitor your withdrawals to ensure that you do not exceed your Guaranteed annual payment amount in any contract year and cause an Excess withdrawal. As discussed earlier in the prospectus, Excess withdrawals may significantly reduce the value of the At Retirement(SM) contract. See "Effect of Excess withdrawals" in "Contract features and benefits" earlier in this prospectus.

LIFETIME REQUIRED MINIMUM DISTRIBUTION WITHDRAWALS

(IRA and TSA contracts only -- See "Tax information" later in this prospectus)

We offer our "required minimum distribution (RMD) automatic withdrawal option" to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules, however, it may be advisable for you to elect our RMD automatic withdrawal option as discussed below. After consultation with your tax adviser, you may decide to compute required minimum distributions yourself and request partial withdrawals. Before electing this account based withdrawal option, you should consider whether annuitization might be better in your situation. Also, the actuarial present value of additional contract benefits must be added to the account value in calculating required minimum distribution withdrawals from annuity contracts funding TSAs and IRAs, which could increase the amount required to be withdrawn. Please refer to "Tax information" later in this prospectus.

You may elect this option in the year in which you reach age 70-1/2 or in any later year. The minimum amount we will pay out is $250. Currently, minimum distribution withdrawal payments will be made annually. See "Required minimum distributions" in "Tax information" later in this prospectus for your specific type of retirement arrangement.

24  Accessing your money

Generally, if you elect our RMD automatic withdrawal option, any lifetime required minimum distribution payment we make to you under our RMD automatic withdrawal option will not be treated as an Excess withdrawal.

If you elect either the Maximum payment plan or the Customized payment plan AND our RMD automatic withdrawal option, we will make an extra payment, if necessary, in December that will equal your lifetime required minimum distribution less all payments made through November 30 and any scheduled December payment. The combined automatic plan payments and lifetime required minimum distribution payment will not be treated as Excess withdrawals, if applicable. However, if you take any partial withdrawals in addition to your lifetime required minimum distribution and automatic payment plan payments, your applicable automatic payment plan will be terminated. The partial withdrawal may cause an Excess withdrawal. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary. Further, your Income base and Guaranteed annual payment amount may be reduced. See "Effect of Excess Withdrawals" in "Contract features and benefits" earlier in this prospectus.

If you elect our RMD automatic withdrawal option and elect to take your Guaranteed annual payments in partial withdrawals, we will make a payment, if necessary, in December that will equal your required minimum distribution less all payments made through November 30. Any RMD payment we make to you under our RMD automatic withdrawal option will not be treated as an Excess withdrawal; however, any other withdrawals in the same contract year may be treated as Excess withdrawals.

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For IRA and TSA contracts, we will send a form outlining the distribution options available in the year you reach age 70-1/2 (if you have not begun your annuity payments before that time).
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HOW WITHDRAWALS ARE TAKEN FROM YOUR ACCOUNT VALUE

Unless you specify otherwise, we will subtract your withdrawals on a pro rata basis from your value in the variable investment options.

HOW WITHDRAWALS AFFECT YOUR GUARANTEED MINIMUM DEATH BENEFIT

Withdrawals will reduce both the Standard death benefit and the Annual Ratchet to age 85 death benefit base on a dollar-for-dollar basis, as long as the sum of withdrawals in a contract year is equal to or less than your Guaranteed annual payment amount. Once a withdrawal is taken that causes the sum of withdrawals in a contract year to exceed your Guaranteed annual payment amount, that entire withdrawal (including RMDs that are not taken through our RMD automatic withdrawal option) and any subsequent withdrawals in that same contract year will reduce the benefit base pro rata. Reduction on a dollar-for-dollar basis means that your applicable benefit base will be reduced by the dollar amount of the withdrawal. Reduction on a pro rata basis means that we calculate the percentage of your current account value that is being withdrawn and we reduce your current benefit by the same percentage. For example, if your account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your account value. If your benefit was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 X .40) and your new benefit after the withdrawal would be $24,000 ($40,000 - $16,000).

HOW WITHDRAWALS AFFECT THE GUARANTEED WITHDRAWAL BENEFIT FOR LIFE

Your Income base is not reduced by withdrawals up to the Guaranteed annual payment amount. Withdrawals that exceed the Guaranteed annual payment amount, however, can significantly reduce your Income base and Guaranteed annual payment. For more information, see "Effect of Excess withdrawals" and "Other important considerations" under "Guaranteed Withdrawal Benefit for Life" in "Contract features and benefits" earlier in this prospectus.

SURRENDERING YOUR CONTRACT TO RECEIVE ITS CASH VALUE

You may surrender your contract to receive its cash value at any time while the owner is living and before you annuitize. For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information.

All benefits under the contract will terminate as of the date we receive the required information, including the Guaranteed Withdrawal Benefit for Life, if your cash value is greater than your Guaranteed annual payment amount remaining for the contract year. For more information, please see "Effect of your account value falling to zero" in "Contract features and benefits" earlier in this prospectus.

You may receive your cash value in a single sum payment or apply it to one or more of the annuitization options. See "Your annuitization options" below. For the tax consequences of surrenders, see "Tax information" later in this prospectus.

WHEN TO EXPECT PAYMENTS

Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the date of the transaction to which the request relates. These transactions may include payment of a death benefit, payment of any amount you withdraw, payment of the cash value (upon surrender), and applying proceeds upon annuitization. We may postpone such payments or applying proceeds for any period during which:

(1)  the New York Stock Exchange is closed or restricts trading,

(2) sales of securities or determination of the fair value of a variable investment option's assets is not reasonably practicable because of an emergency, or

(3) the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

We may defer payments for a reasonable amount of time (not to exceed 10 days) while we are waiting for a contribution check to clear.

All payments are made by check and are mailed to you (or the payee named in a tax-free exchange) by U.S. mail, unless you request that we

                                                        Accessing your money  25
use an express delivery service at your expense. Express delivery service is not available for automatic payment plan payments.

YOUR ANNUITIZATION OPTIONS

You may elect to annuitize your contract after one year. If you choose to annuitize your contract, the Guaranteed Withdrawal Benefit for Life will terminate without value. Payments you receive under the annuitization option you select may be more or less than your Guaranteed annual payment amount. You should consider the relative payment amounts carefully before annuitizing.

The At Retirement(SM) contract guarantees that you can apply your account value to receive fixed lifetime annuity payments. You may also elect to receive payments under any other annuitization option that we offer at the time.

We currently offer the annuitization options listed below. Restrictions may apply, depending on the type of contract you own or the annuitant's age at contract issue.

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Fixed annuitization options   Life annuity
                              Life annuity with period certain
                              Life annuity with refund certain
                              Period certain annuity
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o Life annuity: An annuity that guarantees payments for the rest of the annuitant's life. Payments end with the last monthly payment before the annuitant's death. Because there is no continuation of benefits following the annuitant's death with this annuitization option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living.

o Life annuity with period certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the end of a selected period of time ("period certain"), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant's life expectancy. A life annuity with a period certain is the form of annuity under the contract that you will receive if you do not elect a different annuitization option. In this case, the period certain will be based on the annuitant's age and will not exceed 10 years.

o Life annuity with refund certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered. This annuitization option is available only as a fixed annuity.

o Period certain annuity: An annuity that guarantees payments for a specific period of time, usually 5, 10, 15, or 20 years. This guaranteed period may not exceed the annuitant's life expectancy. This option does not guarantee payments for the rest of the annuitant's life. It does not permit any repayment of the unpaid principal, so you cannot elect to receive part of the payments as a single sum payment with the rest paid in monthly annuity payments. This payout option is available only as a fixed annuity.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant's life, and after the annuitant's death, payments continue to the survivor. We may offer other payout options not outlined here. Your financial professional can provide details.

ANNUITY PURCHASE FACTORS. Annuity purchase factors are the factors applied to determine your periodic payments under the annuitization options. The guaranteed annuity purchase factors are those factors specified in your contract. The current annuity purchase factors are those factors that are in effect at any given time. Annuity purchase factors are based on interest rates, mortality tables, frequency of payments, the form of annuity benefit, and the annuitant's (and any joint annuitant's) age and sex in certain instances.

FIXED ANNUITIZATION OPTIONS

With fixed annuities, we guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.

THE AMOUNT APPLIED TO PURCHASE AN ANNUITIZATION OPTION

The amount applied to purchase an annuitization option varies, depending on the annuitization option that you choose.

SELECTING AN ANNUITIZATION OPTION

When you select an annuitization option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. The contract owner and annuitant must meet the issue age and payment requirements.

You can choose the date annuity payments begin but it may not be earlier than 13 months from the At Retirement(SM) contract date. You can change the date your annuity payments are to begin anytime before that date as long as you do not choose a date later than the 28th day of any month. Also, that date may not be later than the annuity maturity date described below.

The amount of the annuity payments will depend on the amount applied to purchase the annuity and the applicable annuity purchase factors, discussed earlier. The amount of each annuity payment will be less with a greater frequency of payments or with a longer duration of a non-life contingent annuity or the certain period of a life contingent annuity. Once elected, the frequency with which you receive payments cannot be changed.

If, at the time you elect an annuitization option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay the account value in a single sum rather than as payments under the annuitization option chosen.

YOUR CONTRACT'S MATURITY DATE

Your contract has a maturity date by which you must either take a lump sum payment or select an annuitization option. The maturity

26  Accessing your money
date is based on the age of the original annuitant at contract issue and cannot be changed even if you name a new annuitant. For annuitants age 55-80 at issue, the maturity date is the contract date anniversary that follows the annuitant's 90th birthday. For annuitants age 81-85 at issue, the maturity date is the 10th contract date anniversary. We will send a notice with the annual statement one year prior to the maturity age.

                                                        Accessing your money  27

5.  Charges and expenses

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CHARGES THAT AXA EQUITABLE DEDUCTS

We deduct the following charges each day from the net assets of each variable investment option. These charges are reflected in the unit values of each variable investment option:

o    A mortality and expense risks charge

o    An administrative charge

o    A distribution charge

We deduct the following charges from your account value. When we deduct these charges from your variable investment options, we reduce the number of units credited to your contract:

o On each contract date anniversary -- a charge for the Guaranteed Withdrawal Benefit for Life and the Annual Ratchet to age 85 death benefit (if elected). We will deduct a pro rata portion of this charge upon contract surrender, annuitization or death benefit payment.

o At the time annuity payments are to begin -- charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. An annuity administrative fee may also apply.

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See "Group or sponsored arrangements" later in this section.

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise, we will incur a loss.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contracts.

To help with your retirement planning, we may offer other annuities with different charges, benefits, and features. Please contact your financial professional for more information.

SEPARATE ACCOUNT ANNUAL EXPENSES

Mortality and expense risks charge. We deduct a daily charge from the net assets in each variable investment option to compensate us for mortality and expense risks, including the Guaranteed minimum death benefit. The daily charge is equivalent to an annual rate of 0.80% of the net assets in each variable investment option.

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. Lastly, we assume a mortality risk to the extent that at the time of death, the Guaranteed minimum death benefit exceeds the cash value of the contract. The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect.

Administrative charge. We deduct a daily charge from the net assets in each variable investment option. The charge is to compensate us for administrative expenses under the contracts. The daily charge is equivalent to an annual rate of 0.30% of the net assets in each variable investment option.

Distribution charge. We deduct a daily charge from the net assets in each variable investment option to compensate us for a portion of our sales expenses under the contracts. The daily charge is equivalent to an annual rate of 0.20% of the net assets in each variable investment option.

GUARANTEED MINIMUM DEATH BENEFIT CHARGE

STANDARD DEATH BENEFIT. There is no additional charge for this Guaranteed minimum death benefit.

ANNUAL RATCHET TO AGE 85 DEATH BENEFIT. If you elect the Annual Ratchet to age 85 death benefit, we deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 0.30% of the Annual Ratchet to age 85 benefit base.

We will deduct a pro rata portion of the charge upon contract surrender, annuitization or death benefit payment.

GUARANTEED WITHDRAWAL BENEFIT FOR LIFE CHARGE

If the contract is based on a Single life, the charge is equal to 0.60% of your Income base. If the contract is based on a Joint life (not available for TSA contracts), the charge is equal to 0.75%. We will deduct this charge annually on each contract date anniversary from your value in the AXA Allocation portfolios on a pro rata basis. We will deduct a pro rata portion of the charge upon contract surrender, annuitization or death benefit payment.

INCOME BASE ANNUAL STEP-UP CHARGE. If your Income base ratchets, we reserve the right to raise the charge at the time of an annual ratchet. The maximum charge for the Single Life option is 0.75%. The maximum charge for the Joint Life option is 0.90%. The current charge for the Single Life option is 0.60%. The current charge for the Joint Life

28  Charges and expenses
option is 0.75%. The increased charge, if any, will apply as of the contract date anniversary on which your Income base ratchets and on all contract date anniversaries thereafter. We will permit you to opt out of the step-up if the charge increases.

For Joint life contracts, if the successor owner is dropped before you take your first withdrawal, we will adjust the charge at that time to reflect a Single life. If the Joint life is dropped after withdrawals begin, the charge will continue based on Joint lives even if you drop the successor owner from your contract.

If you change ownership of the contract, both the charge and the benefit are terminated.

CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuitization option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.

CHARGES THAT THE TRUST DEDUCTS

The Trust deducts charges for the following types of fees and expenses:

o    Management fees of ___%.

o    12b-1 fees of ___%.

o Operating expenses, such as trustees' fees, independent public accounting firms' fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

These charges are reflected in the daily share price of each portfolio. Since shares of the Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. Each allocation portfolio available under the contract in turn invests in shares of other portfolios of AXA Premier VIP Trust and EQ Advisors Trust (the "underlying portfolios"). The underlying portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectus for the Trust.

GROUP OR SPONSORED ARRANGEMENTS

For certain group or sponsored arrangements, we may reduce the mortality and expense risks charge, or change the minimum initial contribution requirements. We also may change the Guaranteed minimum death benefit or offer variable investment options that invest in shares of the Trust that are not subject to the 12b-1 fee. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group arrangements are not available for IRA contracts. Sponsored arrangements include those in which an employer allows us to sell contracts to its employees or retirees on an individual basis.

Our costs for sales, administration and mortality generally vary with the size and stability of the group or sponsoring organization, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, such as requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy contracts or that have been in existence less than six months will not qualify for reduced charges.

We will make these and any similar reductions according to our rules in effect when we approve a contract for issue. We may change these rules from time to time. Any variation will reflect differences in costs or services and will not be unfairly discriminatory.

Group or sponsored arrangements may be governed by federal income tax rules, the Employee Retirement Income Security Act of 1974 ("ERISA"), or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees, and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.

OTHER DISTRIBUTION ARRANGEMENTS

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.

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6. Effect of death

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In general, if you die while the contract is in force, the contract terminates and the applicable death benefit is paid. There are various circumstances, however, in which the contract continues in force under either Spousal continuation or a Beneficiary continuation option ("BCO"). In some of the circumstances, the Guaranteed Withdrawal Benefit for Life terminates even though the contract continues. The Spousal continuation feature is not available for TSA contracts

The effect of death on your At Retirement(SM) contract and benefit varies depending on the circumstances. This chart summarizes the effect of death on contract continuation, Guaranteed Withdrawal Benefit for Life continuation, and payment of a death benefit in various situations. For more information about our spousal continuation and beneficiary continuation options, including how each impacts the Annual Ratchet to age 85 death benefit, please see "Spousal continuation" and "Beneficiary continuation option" later in this section.

A. IF DEATH OCCURS BEFORE THE ACCOUNT VALUE FALLS TO ZERO OR BEFORE YOU ELECT AN ANNUITIZATION OPTION:

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Single life contracts:
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IF THE DECEASED
IS THE               AND                        AND
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Contract Owner       Is also the annuitant      The beneficiary is the surviving
                                                spouse
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Contract Owner       Is also the annuitant      The beneficiary is not the sur-
                                                viving spouse
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Contract Owner       Annuitant is living        Beneficiary is spouse
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Contract Owner       Annuitant is living        Beneficiary is non-spouse
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Annuitant            The owner is living
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Annuitant            Owner is non-natural       Beneficiary is the spouse of the
                                                annuitant
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Annuitant            Owner is non-natural       Beneficiary is not the spouse of
                                                the annuitant
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Single life contracts:
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IF THE DECEASED
IS THE           THEN
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Contract Owner   The Guaranteed Withdrawal Benefit for Life terminates, and the death benefit is payable. Your spouse can continue the contract, without the Guaranteed Withdrawal Benefit for
                 Life, under either the Spousal continuation or Beneficiary continuation options.
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Contract Owner   The Guaranteed Withdrawal Benefit for Life terminates, and the death benefit is payable. Your beneficiary can continue the contract, without the Guaranteed Withdrawal Benefit
                 for Life, under the Beneficiary continuation option.
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Contract Owner   The Guaranteed Withdrawal Benefit for Life terminates, and the death benefit is payable. The contract, without the Guar-
                 anteed Withdrawal Benefit for Life, can be continued under either Spousal continuation or the Beneficiary continuation options.
--------------------------------------------------------------------------------
Contract Owner   The Guaranteed Withdrawal Benefit for Life terminates, and the death benefit is payable. The contract, without the Guar-
                 anteed Withdrawal Benefit for Life, can be continued under the Beneficiary continuation option.
--------------------------------------------------------------------------------
Annuitant        You become the annuitant, the contract and the Guaranteed
                 Withdrawal Benefit for Life continue, and no death benefit is payable.
--------------------------------------------------------------------------------
Annuitant        The Guaranteed Withdrawal Benefit for Life terminates, and the death benefit is payable. Your spouse can continue the contract, without the Guaranteed Withdrawal Benefit for
                 Life , under either the Spousal continuation or Beneficiary continuation options.
--------------------------------------------------------------------------------
Annuitant        The Guaranteed Withdrawal Benefit for Life terminates, and the death benefit is payable. Your beneficiary can continue the contract, without the Guaranteed Withdrawal Benefit
                 for Life, under the Beneficiary continuation option.
--------------------------------------------------------------------------------


30 Effect of death

--------------------------------------------------------------------------------
Joint life contracts:*
--------------------------------------------------------------------------------
IF THE DECEASED
IS THE               AND                        AND
--------------------------------------------------------------------------------
Contract Owner       Is also the annuitant      The successor owner is living
Contract Owner       The annuitant is living    The successor owner is also
                                                living
Contract Owner       The successor owner is     The annuitant is living
                     also dead
Successor Owner      The owner is living        The annuitant is living
Annuitant            Owner is living            Successor owner is also living

--------------------------------------------------------------------------------
Joint life contracts:*
--------------------------------------------------------------------------------
IF THE DECEASED
IS THE           THEN
--------------------------------------------------------------------------------
Contract Owner   The successor owner becomes the sole owner and the annu- itant, and the contract and Guaranteed Withdrawal Benefit for Life continues as follows:

                 o If withdrawals have been taken, the contract continues with the Joint life charge and with payments over the successor owner's life only.

                 o   If no withdrawals have been taken, the Applicable per-
                     centage will be based on the age of the successor owner at the time of the first withdrawal (even if he/she had been
                     the older spouse). Charges will be reduced to the Single
                     life charge prospectively.
--------------------------------------------------------------------------------
Contract Owner   The successor owner becomes the sole owner and the con- tract and Guaranteed Withdrawal Benefit for Life continues as
                 follows:

                 o If withdrawals have been taken, the contract continues with the Joint life charge and with payments over the successor owner's life only.

                 o   If no withdrawals have been taken, the Applicable per-
                     centage will be based on the age of the successor owner at the time of the first withdrawal (even if he/she had been
                     the older spouse). Charges will be reduced to the Single
                     life charge prospectively.
--------------------------------------------------------------------------------
Contract Owner   The Guaranteed Withdrawal Benefit for Life terminates, and the death benefit is payable. The contract can be continued under the Beneficiary continuation option.
--------------------------------------------------------------------------------
Successor Owner  o   The Guaranteed Withdrawal Benefit for Life continues.

                 o If withdrawals have been taken, the contract continues with the Joint life charge and with payments over the owner's life only.

                 o   If no withdrawals have been taken:

                 o The owner may name a new spouse as successor owner; the Applicable percentage will be based on the age of the younger spouse at the time of the first withdrawal.

                 o   The owner may also choose to continue the contract as a
                     Single life; the Single life charge will apply pro-
                     spectively. The Applicable percentage will be based on the age of the owner at the time of the first with- drawal
                     (even if the owner had been the older spouse).
--------------------------------------------------------------------------------
Annuitant        The Guaranteed Withdrawal Benefit for Life continues, you
                 become the annuitant and the contract continues.
--------------------------------------------------------------------------------


                                                              Effect of death 31

--------------------------------------------------------------------------------
Joint life contracts:*
--------------------------------------------------------------------------------
IF THE DECEASED
IS THE               AND                        AND
--------------------------------------------------------------------------------
Annuitant            Owner is also dead         Successor owner is living
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Joint life contracts:*
--------------------------------------------------------------------------------
IF THE DECEASED
IS THE           THEN
--------------------------------------------------------------------------------
Annuitant        The successor owner becomes the sole owner and the annuitant, and the contract and Guaranteed Withdrawal Benefit for Life continue.

                 o If withdrawals have been taken, the contract continues with the Joint life charge and with payments over the successor owner's life only.

                 o   If no withdrawals have been taken, the Applicable per-
                     centage will be based on the age of the successor owner at the time of the first withdrawal (even if he/she had been
                     the older spouse). Charges will be reduced to the Single
                     life charge prospectively.
--------------------------------------------------------------------------------


* If the successor owner is no longer the spouse at the time of death, other rules may apply. See "Your beneficiary and payment of death benefit" later in this section.

B.   IF DEATH OCCURS AFTER ISSUANCE OF THE SUPPLEMENTARY LIFE ANNUITY CONTRACT

As discussed under "Effect of your account value falling to zero" in "Contract features and benefits" earlier in this prospectus, we will issue a supplementary life annuity contract if your account value falls to zero either due to a withdrawal or surrender that is not an Excess withdrawal or due to a deduction of charges. We will continue guaranteed payments; the owner of the At Retirement(SM) contract becomes the owner and annuitant; and any successor owner becomes a joint annuitant. When the owner/annuitant (or if there are joint annuitants, the surviving annuitant) dies, all payments stop, and any remaining death benefit will be paid.

--------------------------------------------------------------------------------
At Retirement(SM) Life Annuity -- Single life:
--------------------------------------------------------------------------------
IF THE DECEASED
IS THE               AND                        AND
--------------------------------------------------------------------------------
Contract Owner/
Annuitant
--------------------------------------------------------------------------------
Annuitant            Owner is non-natural
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
At Retirement(SM) Life Annuity -- Single life:
--------------------------------------------------------------------------------
IF THE DECEASED
IS THE           THEN
--------------------------------------------------------------------------------
                 The remaining death benefit, if any, will be paid to the
                 beneficiary in a lump sum and the contract ends.
--------------------------------------------------------------------------------
                 The remaining death benefit, if any, will be paid to the
                 beneficiary in a lump sum and the contract ends.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
At Retirement(SM) Life Annuity -- Joint life:
--------------------------------------------------------------------------------
IF THE DECEASED
IS THE               AND                        AND
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Contract Owner/      The joint annuitant is
Annuitant            living
--------------------------------------------------------------------------------
Joint Annuitant      The owner/annuitant is
                     living
--------------------------------------------------------------------------------
Annuitant            Owner is non-natural       Joint annuitant is living
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
At Retirement(SM) Life Annuity -- Joint life:
--------------------------------------------------------------------------------
IF THE DECEASED
IS THE           THEN
--------------------------------------------------------------------------------
Contract Owner/  o   The joint annuitant becomes the sole owner. Payments
Annuitant            continue to the joint annuitant until his/her death.

                 o   If the joint annuitant dies, the remaining death benefit,
                     if any, will be paid to the beneficiary in a lump sum and
                     the contract ends.
--------------------------------------------------------------------------------
Joint Annuitant  o   The contract continues with payments made to the
                     owner/annuitant.

                 o   If the owner/annuitant dies, the remaining death benefit,
                     if any, will be paid to the beneficiary in a lump sum and
                     the contract ends.
--------------------------------------------------------------------------------
Annuitant        o   The joint annuitant becomes the sole annuitant and pay-
                     ments continue to the non-natural owner until the surviving joint annuitant's death.

                 o   If the joint annuitant dies, the remaining death benefit,
                     if any, will be paid to the beneficiary in a lump sum and
                     the contract ends.
--------------------------------------------------------------------------------

C. IF YOU HAVE ELECTED AN ANNUITIZATION OPTION AND DEATH OCCURS ON OR AFTER THE ANNUITY COMMENCEMENT DATE:

     The terms of the elected annuitization option supplementary contract will be followed.

32 Effect of death

YOUR BENEFICIARY AND PAYMENT OF DEATH BENEFIT

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time. The change will be effective on the date the written request for the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We will send you a written confirmation when we receive your request.

For Joint life contracts, the death benefit is payable upon the second owner's death.

The death benefit is equal to your account value or, if greater, the Guaranteed minimum death benefit. We determine the amount of the applicable death benefit as of the date we receive satisfactory proof of the owner's, successor owner's, or annuitant's death (as applicable), any required instructions for the method of payment, information and forms necessary to effect payment. See the chart above in this section for more information.

The beneficiary will receive the death benefit in a single sum. Payment of the death benefit in a single sum terminates all rights and any applicable guarantees under the contract, including the Guaranteed Withdrawal Benefit for Life. Subject to any exceptions in the contract, our rules and any applicable requirements under federal income tax rules, the beneficiary may elect to apply the death benefit to one or more annuitization options we offer at the time. See "Your annuitization options" in "Accessing your money" earlier in this prospectus. Please note that any annuitization option chosen may not extend beyond the life expectancy of the beneficiary. The Beneficiary continuation option may also be available.

Federal income tax rules generally require payment of amounts under a non-qualified (NQ) annuity contract upon the death of the owner. If the owner's surviving spouse is the individual designated to receive any such payments, no payments are required to be made until after the surviving spouse's death. See discussion of "Successor owner and annuitant" below. If the person designated to receive payments under the contract upon the owner's death is not the surviving spouse, then the federal income tax rules generally require payments of amounts under the contract to be made within five years of the owner's death. A five year delay is unavailable unless the beneficiary elects the Beneficiary continuation option. In certain cases, an individual beneficiary may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the owner's death. See discussion of the "Beneficiary continuation option" below.

SPOUSAL CONTINUATION

If you are the contract owner under a Single life contract and your spouse is the sole primary beneficiary, your spouse may elect to continue the contract as successor owner upon your death. Spousal beneficiaries who are not also the Joint life must be age 85 or younger as of the date of the deceased spouse's death in order to continue the contract under Spousal continuation. If you and your spouse jointly own the contract (Joint life contract) and your spouse survives you, the contract will automatically continue upon your death.

For Single life contracts, the spouse beneficiary may elect to receive the death benefit or continue the contract, as follows:

o As of the date we receive satisfactory proof of your death, any required instructions, information and forms necessary, we will increase the account value to equal your Guaranteed minimum death benefit as of the date of your death if such death benefit is greater than such account value. The increase in the account value will be allocated to the variable investment options according to the allocation percentages we have on file for your contract.

The Guaranteed minimum death benefit will continue, as follows:

o    if you elected the Standard death benefit it will continue

o if you elected the Annual Ratchet to age 85 death benefit, and your spouse is age 75 or younger, the death benefit and charge will continue based on your spouse's age. If your spouse is 76 or older, we will discontinue the death benefit and charge; however, we will freeze the benefit base as of the date of your death (less the dollar amount of any subsequent withdrawals), and pay it upon your spouse's death.

The Guaranteed Withdrawal Benefit for Life and its charge will terminate.

For Joint life contracts:

o No death benefit is payable until the death of the surviving spouse. Your guaranteed minimum death benefit (and charge, if applicable) continues.

o If you elected the Annual Ratchet to age 85 death benefit, the benefit base will continue to ratchet based on the surviving spouse's age 85.

o The Guaranteed Withdrawal Benefit for Life and its charge will remain in effect.

For both Single life and Joint life contracts, if the deceased spouse was the annuitant, the surviving spouse becomes the annuitant.

Where an NQ contract is owned by a Living Trust, as defined in the contract, and at the time of the annuitant's death the annuitant's spouse is the sole beneficiary of the Living Trust, the Trustee, as owner of the contract, may request that the spouse be substituted as annuitant as of the date of the annuitant's death. No further change of annuitant will be permitted.

For NQ contracts, if there is a change in owner or primary beneficiary, the Spousal continuation option will be terminated. However, if ownership is changed from a non-natural Owner to an individual, the Guaranteed Withdrawal Benefit for Life will not terminate and the benefit will continue to be determined by the annuitant. If you divorce, Spousal continuation does not apply.

BENEFICIARY CONTINUATION OPTION

This feature permits a designated individual, on the contract owner's death, to maintain a contract in the deceased contract owner's name and receive distributions under the contract, instead of receiving the death benefit in a single sum. If the designated individual exercises this option, the Guaranteed Withdrawal Benefit for Life terminates, and the charge is discontinued. This feature is not available after a

                                                             Effect of death  33
supplementary contract has been issued. Under a Joint life contract, this feature is only available after the death of both the owner and the successor owner. We make this option available to beneficiaries under traditional IRA, Roth IRA, TSA and NQ contracts.

BENEFICIARY CONTINUATION OPTION FOR TRADITIONAL IRA, ROTH IRA AND TSA CONTRACTS ONLY. The beneficiary continuation option must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy (determined in the calendar year after your death and determined on a term certain basis). These payments must begin no later than December 31st of the calendar year after the year of your death. For sole spousal beneficiaries, payments may begin by December 31st of the calendar year in which you would have reached age 70-1/2, if such time is later. For traditional IRA and TSA contracts only, if you die before your Required Beginning Date for Required Minimum Distributions, as discussed later in this prospectus in "Tax information" under "Individual retirement arrangements
(IRAs)," the beneficiary may choose the "5-year rule" option instead of annual payments over life expectancy. The 5-year rule is always available to beneficiaries under Roth IRA contracts. If the beneficiary chooses this option, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by December 31st of the calendar year which contains the fifth anniversary of your death.

Under the beneficiary continuation option for IRA, Roth IRA and TSA contracts:

o    The contract continues in your name for the benefit of your beneficiary.

o This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.

o As of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the account value to equal the applicable death benefit if such death benefit is greater than such account value.

o If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the beneficiary's own life expectancy, if payments over life expectancy are chosen.

o The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

o The beneficiary may make transfers among the variable investment options but no subsequent contributions will be permitted.

o The Guaranteed Withdrawal Benefit for Life will no longer be in effect and charges for the benefit will stop. Also, the Guaranteed minimum death benefit feature will no longer be in effect.

o The beneficiary may choose at any time to withdraw all or a portion of the account value.

o    Any partial withdrawal must be at least $300.

o Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.

o Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking required minimum distributions based on the remaining life expectancy of the deceased beneficiary or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

BENEFICIARY CONTINUATION OPTION FOR NQ CONTRACTS ONLY. This feature, also known as Inherited annuity, must be elected within nine months following the date of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy, determined on a term certain basis and in the year payments start. These payments must begin no later than one year after the date of your death and are referred to as "scheduled payments." The beneficiary may choose the "5-year rule" instead of scheduled payments over life expectancy. If the beneficiary chooses the 5-year rule, there will be no scheduled payments. Under the 5-year rule, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by the fifth anniversary of your death.

Under the beneficiary continuation option for NQ contracts (regardless of whether the owner and annuitant are the same person):

o This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals.

o    The contract continues in your name for the benefit of your beneficiary.

o As of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the annuity account value to equal the applicable death benefit if such death benefit is greater than such account value.

o If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the respective beneficiary's own life expectancy, if scheduled payments are chosen.

o The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

o The beneficiary may make transfers among the variable investment options but no subsequent contributions will be permitted.

o The Guaranteed Withdrawal Benefit for Life will no longer be in effect and the charge for the benefit will stop. Also, the Guaranteed minimum death benefit feature will no longer be in effect.

34  Effect of death

o The beneficiary may choose at any time to withdraw all or a portion of the account value.

o    Any partial withdrawals must be at least $300.

o If the beneficiary chooses the "5-year rule," withdrawals may be made at any time. If the beneficiary instead chooses scheduled payments, the beneficiary must also choose between two potential withdrawal options at the time of election. If the beneficiary chooses "Withdrawal Option 1", the beneficiary cannot later withdraw funds in addition to the scheduled payments the beneficiary is receiving; "Withdrawal Option 1" permits total surrender only. "Withdrawal Option 2" permits the beneficiary to take withdrawals, in addition to scheduled payments, at any time. However, the scheduled payments under "Withdrawal Option 1" are afforded favorable tax treatment as "annuity payments." See "Taxation of nonqualified annuities" in "Tax Information" later in this prospectus.

o Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract on the beneficiary's death.

o Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to receive any remaining interest in the contract in a lump sum. We will pay any remaining interest in the contract in a lump sum if your beneficiary elects the 5-year rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

If the owner and annuitant are not the same person:

o The beneficiary automatically becomes the new annuitant of the contract, replacing the existing annuitant.

                                                             Effect of death  35

7.  Tax information

--------------------------------------------------------------------------------

OVERVIEW

In this part of the prospectus, we discuss the current federal income tax rules that generally apply to At Retirement(SM) contracts owned by United States individual taxpayers. The tax rules can differ, depending on the type of contract, whether NQ, traditional IRA, Roth IRA or TSA. Therefore, we discuss the tax aspects of each type of contract separately.

Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and Internal Revenue Service ("IRS") interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider proposals in the future to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted.

We cannot provide detailed information on all tax aspects of the contracts. Moreover, the tax aspects that apply to a particular person's contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. Transfers of the contract, rights or values under the contract, or payments under the contract, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate, or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.

BUYING A CONTRACT TO FUND A RETIREMENT ARRANGEMENT

Generally, there are two types of funding vehicles that are available for Individual Retirement Arrangements ("IRAs") and Code Section 403(b) Arrangements ("TSAs"), respectively: an IRA or 403(b) annuity contract such as this one, or an IRA or 403(b)(7) custodial or other qualified account. How these arrangements work, including special rules applicable to each, are described in the specific sections for each type of arrangement, below. You should be aware that the funding vehicle for a qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits, such as the death benefit, the Guaranteed Withdrawal Benefit for Life, its selection of variable investment options, and its choices of annuitization options, as well as the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the variable investment options that you elect.

Beginning in 2006, certain provisions of the Treasury Regulations on required minimum distributions concerning the actuarial present value of additional contract benefits could increase the amount required to be distributed from annuity contracts funding TSAs and IRAs. For this purpose additional annuity contract benefits may include, but are not limited to, guaranteed benefits and enhanced death benefits. You should consider the potential implication of these Regulations before you purchase this annuity contract.

TRANSFERS AMONG VARIABLE INVESTMENT OPTIONS

You can make transfers among variable investment options inside the contract without triggering taxable income.

TAXATION OF PAYMENTS FROM NQ CONTRACTS

CONTRIBUTIONS

You may not deduct the amount of your contributions to a nonqualified annuity contract.

CONTRACT EARNINGS

Generally, you are not taxed on contract earnings until you receive a distribution from your contract. However, earnings are taxable, even without a distribution:

o if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under the securities laws);

o if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

o if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

o if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural person). This provision does not apply to a trust which is a mere agent or nominee for an individual, such as a grantor trust.

All nonqualified deferred annuity contracts that AXA Equitable and its affiliates issue to you during the same calendar year are linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.

TAXATION OF LIFETIME WITHDRAWALS

We treat Guaranteed annual payments and other withdrawals as non-annuity payments for income tax purposes. These withdrawals are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your account value less your investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that

36  Tax information
were not taxable. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a return of your investment in the contract and is not taxable. It reduces the investment in the contract.

ANNUITY PAYMENTS

Guaranteed annual payments that are continued after your account value goes to zero under a supplementary life annuity contract, as discussed under "Guaranteed Withdrawal Benefit for Life" in "Contract features and benefits" earlier in this prospectus, as well as annuitization payments that are based on the annuitant's life or life expectancy, are considered annuity payments for tax purposes. Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your unrecovered investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.

For fixed annuity payments, the tax-free portion of each payment is determined by (1) dividing your unrecovered investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount of the payment. For variable annuity payments, your tax-free portion of each payment is your investment in the contract divided by the number of expected payments.

Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.

PAYMENTS MADE BEFORE ANNUITY PAYMENTS BEGIN

If you make withdrawals before annuity payments begin under your contract, they are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your account value less your investment in the contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a return of your investment in the contract and is not taxable.

CONTRACTS PURCHASED THROUGH EXCHANGES

The sole way to purchase an At Retirement(SM) NQ contract is through a transfer of funds from the original EQUI-VEST(R) or EQUI-VEST(R) Express(SM) NQ contract which is the source contract. Normally, exchanges of contracts are taxable events. The transfer will be a tax deferred exchange under Section 1035 of the Internal Revenue Code if:

o The contract that is the source of the funds you are using to purchase the NQ contract is another nonqualified deferred annuity contract.

o The owner and the annuitant are the same under the original EQUI-VEST(R) or EQUI-VEST(R) Express(SM) NQ contract and the At Retirement(SM) NQ contract.

The tax basis, also referred to as your investment in the contract, of the original EQUI-VEST(R) or EQUI-VEST(R) Express(SM) NQ contract carries over to the At Retirement(SM) NQ contract.

Partial 1035 exchanges are not available to purchase an At RetirementSM contract.

Section 1035 exchanges are generally not available after the death of the owner or annuitant, as applicable.

SURRENDERS

If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract. A surrender will terminate or alter the Guaranteed Withdrawal Benefit for Life.

DEATH BENEFIT PAYMENTS MADE TO A BENEFICIARY AFTER YOUR DEATH

For the rules applicable to death benefits, see "Effect of death" earlier in this prospectus. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract.

BENEFICIARY CONTINUATION OPTION

We have received a private letter ruling from the IRS regarding certain tax consequences of scheduled payments under a different NQ contract for a beneficiary continuation option for NQ contracts. See the discussion "Beneficiary continuation option for NQ Contracts only" in "Effect of death" earlier in this prospectus. Among other things, the IRS rules that:

o scheduled payments under a beneficiary continuation option for NQ contracts satisfy the death of owner rules of Section 72(s)(2) of the Code, regardless of whether the beneficiary elects "Withdrawal Option 1" or "Withdrawal Option 2";

o scheduled payments, any additional withdrawals under "Withdrawal Option 2", or contract surrenders under "Withdrawal Option 1" will only be taxable to the beneficiary when amounts are actually paid, regardless of the "Withdrawal Option" selected by the beneficiary;

o a beneficiary who irrevocably elects scheduled payments with "Withdrawal Option 1" will receive "excludable amount" tax treatment on scheduled payments. See "Annuity payments" earlier in this section. If the beneficiary elects to surrender the contract before all scheduled payments are paid, the amount received upon surrender is a non-annuity payment taxable to the extent it exceeds any remaining investment in the contract.

The ruling specifically does not address the taxation of any payments received by a beneficiary electing "Withdrawal Option 2" (whether scheduled payments or any withdrawal that might be taken).

The tax treatment of a withdrawal after the death of the owner taken as a single sum or taken as withdrawals under the 5-year rule is generally the same as the tax treatment of a withdrawal from or surrender of your contract.

EARLY DISTRIBUTION PENALTY TAX

If you take distributions before you are age 59-1/2, a penalty tax of 10% of the taxable portion of your distribution applies in addition to the

                                                             Tax information  37
income tax. Some of the available exceptions to the pre-age 59-1/2 penalty tax include distributions made:

o    on or after your death; or

o    because you are disabled (special federal income tax definition); or

o in the form of substantially equal periodic annuity payments for your life (or life expectancy), or the joint lives (or joint life expectancy) of you and a beneficiary, in accordance with IRS formulas. We do not anticipate that Guaranteed annual payments made under the Guaranteed Withdrawal Benefit for Life's Maximum or Customized payment plan or taken as lump sums will qualify for this exception if made before age 59-1/2.

INVESTOR CONTROL ISSUES

Under certain circumstances, the IRS has stated that you could be treated as the owner (for tax purposes) of the assets of Separate Account A. If you were treated as the owner, you would be taxed on income and gains attributable to the shares of the underlying portfolios.

The circumstances that would lead to this tax treatment would be that, in the opinion of the IRS, you could control the underlying investment of Separate Account A. The IRS has said that the owners of variable annuities will not be treated as owning the separate account assets provided the underlying portfolios are restricted to variable life and annuity assets. The variable annuity owners must have the right only to choose among the portfolios, and must have no right to direct the particular investment decisions within the portfolios.

Although we believe that, under current IRS guidance, you would not be treated as the owner of the assets of Separate Account A, the IRS could reverse its current guidance at any time. We reserve the right to modify your contract as necessary to prevent you from being treated as the owner of the assets of Separate Account A.

SPECIAL RULES FOR NQ CONTRACTS ISSUED IN PUERTO RICO

Income from NQ contracts we issue is U.S. source. A Puerto Rico resident is subject to U.S. taxation on such U.S. source income. Only Puerto Rico source income of Puerto Rico residents is excludable from U.S. taxation. Income from NQ contracts is also subject to Puerto Rico tax. The calculation of the taxable portion of amounts distributed from a contract may differ in the two jurisdictions. Therefore, you might have to file both U.S. and Puerto Rico tax returns, showing different amounts of income from the contract for each tax return. Puerto Rico generally provides a credit against Puerto Rico tax for U.S. tax paid. Depending on your personal situation and the timing of the different tax liabilities, you may not be able to take full advantage of this credit.

INDIVIDUAL RETIREMENT ARRANGEMENTS (IRAS)

GENERAL

"IRA" stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets funding the account for the benefit of the IRA owner. The assets typically include mutual funds and/or individual stocks and securities in a custodial account, and bank certificates of deposit in a trusteed account. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

o Traditional IRAs, typically funded on a pre-tax basis, including SEP-IRAs and SIMPLE IRAs issued and funded in connection with employer-sponsored retirement plans; and

o    Roth IRAs, funded on an after-tax basis.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA's benefits or payments. All types of IRAs qualify for tax deferral, regardless of the funding vehicle selected.

You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal Revenue Service Publication 590 ("Individual Retirement Arrangements (IRAs)"). This publication is usually updated annually, and can be obtained from any IRS district office or the IRS website (www.irs.gov).

AXA Equitable designs its IRA contracts to qualify as individual retirement annuities under Section 408(b) of the Internal Revenue Code. You may purchase the contract as a traditional IRA or Roth IRA. This prospectus contains the information that the IRS requires you to have before you purchase an IRA. The first section covers some of the special tax rules that apply to traditional IRAs. The next section covers Roth IRAs.

We describe the amount and types of charges that may apply to your contributions under "Charges and expenses" earlier in this prospectus. We describe the method of calculating payments under "Accessing your money" earlier in this prospectus. We do not guarantee or project growth in your variable income annuitization option payments (as opposed to payments from the fixed income annuitization option).

We have not applied for an opinion letter from the IRS approving the forms of the At Retirement(SM) contract as a traditional or Roth IRA, respectively. Such IRS approval is a determination only as to the form of the annuity and does not represent a determination of the merits of the annuity as an investment.

Your right to cancel within a certain number of days

You can cancel any version of the At Retirement(SM) IRA contract (traditional IRA or Roth IRA) by following the directions in "Your right to cancel within a certain number of days" under "Contract features and benefits" earlier in this prospectus. If you cancel a traditional IRA or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.

TRADITIONAL INDIVIDUAL RETIREMENT ANNUITIES (TRADITIONAL IRAS)

Funding. Individuals may generally make three different types of contributions to purchase a traditional IRA or as subsequent contributions to an existing
IRA:

38  Tax information

o "regular" contributions out of earned income or compensation; or o tax-free "rollover" contributions; or

o direct custodian-to-custodian transfers from other traditional IRAs ("direct transfers").

This IRA may be funded through direct transfer of funds only and not through regular or rollover contributions,

Withdrawals, payments and transfers of funds out of traditional IRAs

No federal income tax law restrictions on withdrawals. You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

Taxation of payments. Earnings in traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable.

Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income. We report all payments from traditional IRA contracts on IRS Form 1099R as fully taxable.

If you have ever made nondeductible IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax free when you get distributions from any traditional IRA. It is your responsibility to keep permanent tax records of all your nondeductible contributions to traditional IRAs so that you can correctly report the taxable amount of any distribution on your own tax return. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible traditional IRA contributions (less any amounts previously withdrawn tax free) to the total account balances of all traditional IRAs you own at the end of the year plus all traditional IRA distributions made during the year. Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.

A distribution from a traditional IRA is not taxable if:

o the amount received is a withdrawal of excess contributions, under technical income tax rules; or

o the entire amount received is rolled over to another traditional IRA or other eligible retirement plan which agrees to accept the funds.

Certain distributions from IRAs in 2007 directly transferred to charitable organizations may be tax free to IRA owners who are age 70-1/2 or older.

ROLLOVERS FROM TRADITIONAL IRAS TO TRADITIONAL IRAS

You may roll over amounts from one traditional IRA to one or more of your other traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers are not rollover transactions. You can make these more frequently than once in every 12-month period.

SPOUSAL ROLLOVER AND DIVORCE-RELATED DIRECT TRANSFERS

The surviving spouse beneficiary of a deceased individual can roll over funds from, or directly transfer funds from, an inherited traditional IRA to one or more other traditional IRAs. Also, in some cases, traditional IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court ordered divorce or separation decree.

ROLLOVERS TO ELIGIBLE RETIREMENT PLANS

The following are eligible to receive rollovers of distributions from a traditional IRA: a qualified plan, a TSA or a governmental employer 457(b) plan. After-tax contributions in a traditional IRA cannot be rolled from your traditional IRA into, or back into, a qualified plan, TSA or governmental employer 457(b) plan. Before you decide to roll over a distribution from a traditional IRA to another eligible retirement plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover.

Distributions from a traditional IRA are not eligible for favorable ten-year averaging and long-term capital gain treatment available under limited circumstances for certain distributions from qualified plans. If you might be eligible for such tax treatment from your qualified plan, you may be able to preserve such tax treatment even though an eligible rollover from a qualified plan is temporarily rolled into a "conduit IRA" before being rolled back into a qualified plan. See your tax adviser.

Required minimum distributions

Background on Regulations--Required Minimum Distributions. Distributions must be made from traditional IRAs according to rules contained in the Code and Treasury Regulations. Beginning in 2006, certain provisions of the Treasury Regulations require that the actuarial present value of additional annuity contract benefits must be added to the dollar amount credited for purposes of calculating certain types of required minimum distributions from individual retirement annuity contracts. For this purpose additional annuity contract benefits may include, but are not limited to, guaranteed withdrawal benefits. This could increase the amount required to be distributed from these contracts if you take annual withdrawals instead of annuitizing. Please consult your tax adviser concerning applicability of these complex rules to your situation.

Lifetime required minimum distributions. You must start taking annual distributions from your traditional IRAs for the year in which you turn age 70-1/2.

When you have to take the first lifetime required minimum distribution. The first required minimum distribution is for the calendar year in which you turn age 70-1/2. You have the choice to take this first required minimum distribution during the calendar year you actually reach age 70-1/2, or to delay taking it until the first three-month

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period in the next calendar year (January 1 - April 1). Distributions must start no later than your Required Beginning Date, which is April 1st of the calendar year after the calendar year in which you turn age 70-1/2. If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year -- the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made each year.

How you can calculate required minimum distributions.
There are two approaches to taking required minimum distributions -- "account-based" or "annuity-based."

ACCOUNT-BASED METHOD. If you choose an account-based method, you divide the value of your traditional IRA as of December 31st of the past calendar year by a number corresponding to your age from an IRS table. This gives you the required minimum distribution amount for that particular IRA for that year. If your spouse is your sole beneficiary and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value, the actuarial present value of additional annuity contract benefits, if applicable, and the divisor change. If you initially choose an account-based method, you may later apply your traditional IRA funds to a life annuity-based payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

ANNUITY-BASED METHOD. If you choose an annuity-based method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and a designated beneficiary or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.

Do you have to pick the same method to calculate your required minimum distributions for all of your traditional IRAs and other retirement plans? No. If you want, you can choose a different method for each of your traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan and an account-based annual withdrawal from another IRA.

Will we pay you the annual amount every year from your traditional IRA based on the method you choose? We will only pay you automatically if you affirmatively select an annuitization option or an account-based withdrawal option such as our " required minimum distribution (RMD) automatic withdrawal option." If you elect our RMD automatic withdrawal option, any RMD payment we make to you in December will not be treated as an Excess withdrawal as described earlier in this prospectus under "Lifetime required minimum distribution withdrawals" in "Accessing your money." Even if you do not enroll under our withdrawal option program we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, the IRS will let you calculate the required minimum distribution for each traditional IRA that you maintain, using the method that you picked for that particular IRA. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.

What if you take more than you need to for any year? The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice versa.

What if you take less than you need to for any year? Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your IRA is not disqualified, you could have to pay a 50% penalty tax on the shortfall (required amount for traditional IRAs less amount actually taken). It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that you are within the age group which must take lifetime required minimum distributions. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.

What are the required minimum distribution payments after you die? These could vary depending on whether you die before or after your Required Beginning Date for lifetime required minimum distribution payments, and the status of your beneficiary. The following assumes that you have not yet elected an annuity-based payout at the time of your death. If you elect an annuity-based payout, payments (if any) after your death must be made at least as rapidly as when you were alive.

Individual beneficiary. Regardless of whether your death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expectancy using the IRS-provided life expectancy tables as of the calendar year after the owner's death and reduces that number by one each subsequent year.

If you die before your Required Beginning Date, the rules permit any individual beneficiary, including a spousal beneficiary, to elect instead to apply the "5-year rule." Under this rule, instead of annual payments having to be made beginning with the first in the year following the owner's death, the entire account must be distributed by the end of the calendar year which contains the fifth anniversary of the owner's death. No distribution is required before that fifth year.

Spousal beneficiary. If you die after your Required Beginning Date, and your death beneficiary is your surviving spouse, your spouse has a number of choices. Post-death distributions may be made over your spouse's single life expectancy. Any amounts distributed after that surviving spouse's death are made over the spouse's life expectancy calculated in the year of his/her death, reduced by one for each subsequent year. In some circumstances, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he

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or she reaches age 70-1/2, or roll over amounts from your traditional IRA into his/her own traditional IRA or other eligible retirement plan.

If you die before your Required Beginning Date, and the death beneficiary is your surviving spouse, the rules permit the spouse to delay starting payments over his/her life expectancy until the year in which you would have attained age 70-1/2.

Non-individual beneficiary. If you die after your Required Beginning Date, and your death beneficiary is a non-individual, such as the estate, the rules permit the beneficiary to calculate post-death required minimum distribution amounts based on the owner's life expectancy in the year of death. However, note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

If you die before your Required Beginning Date for lifetime required minimum distribution payments, and the death beneficiary is a non-individual, such as the estate, the rules continue to apply the 5-year rule discussed earlier under "Individual beneficiary." Please note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

SPOUSAL CONTINUATION

If the contract is continued under spousal continuation then no amounts are required to be paid until after your surviving spouse's death.

Payments to a beneficiary after your death

IRA death benefits are taxed the same as IRA distributions.

Borrowing and loans are prohibited transactions

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional IRA in your federal gross income. Also, the early distribution penalty tax of 10% may apply if you have not reached age 59-1/2 before the first day of that tax year.

Early distribution penalty tax

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59-1/2. Some of the available exceptions to the pre-age 59-1/2 penalty tax include distributions:

o    on or after your death; or

o    because you are disabled (special federal income tax definition); or

o used to pay certain extraordinary medical expenses (special fed eral income tax definition); or

o used to pay medical insurance premiums for unemployed indi viduals (special federal income tax definition); or

o used to pay certain first-time home buyer expenses (special fed eral income tax definition; $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or

o used to pay certain higher education expenses (special federal income tax definition); or

o in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method. We do not anticipate that Guaranteed annual payments made under the Guaranteed Withdrawal Benefit for Life Maximum or Customized payment plan or taken as lump sums will qualify for this exception if made before age 59-1/2.

Roth individual retirement annuities (Roth IRAs)

This section of the prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional IRA, we will refer you to the same topic under "traditional IRAs."

The At Retirement(SM) Roth IRA contract is designed to qualify as a Roth individual retirement annuity under Sections 408A(b) and 408(b) of the Internal Revenue Code.

Contributions to Roth IRAs

Individuals may generally make four different types of contributions to a Roth
IRA:

o    regular after-tax contributions out of earnings; or

o taxable rollover contributions from traditional IRAs ("conversion" contributions); or

o    tax-free rollover contributions from other Roth arrangements; or

o tax-free direct custodian-to-custodian transfers from other Roth IRAs ("direct transfers").

This Roth IRA may be funded only through direct transfer of funds and not through regular Roth IRA contributions or rollover contributions. Also, if the funds are originally in a traditional IRA, you must convert to Roth IRA in your original EQUI-VEST(R) or EQUI-VEST(R) Express(SM) contract before you apply the funds to an At Retirement(SM) contract.

RECHARACTERIZATIONS

Generally, you may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA. This is called recharacterizing the contribution. Any recharacterization of a Roth IRA contribution to a traditional IRA contribution, if available, must be done in the original EQUI-VEST(R) or EQUI-VEST(R) Express(SM) Roth IRA contract and not in an At Retirement(SM) contract.

Withdrawals, payments and transfers of funds out of Roth
IRAs

No federal income tax law restrictions on withdrawals. You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.

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Distributions from Roth IRAs

Distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also distributions.

You must keep your own records of regular and conversion contributions to all Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return. You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to the special favorable ten-year averaging and long-term capital gain treatment available in limited cases to certain distributions from qualified plans.

The following distributions from Roth IRAs are free of income tax:

o    Rollovers from a Roth IRA to another Roth IRA;

o    Direct transfers from a Roth IRA to another Roth IRA;

o    Qualified distributions from a Roth IRA; and

o    Return of excess contributions or amounts recharacterized to a traditional
     IRA.

You may roll over amounts from one Roth IRA to another Roth IRA if you complete the transaction within 60 days of when you receive the funds. This can be accomplished on a completely tax-free basis. However, you may make Roth IRA to Roth IRA rollover transactions only once in any 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers can be made more frequently than once a year.

The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

Qualified distributions from Roth IRAs. Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includable in income:

o    you are age 59-1/2 or older; or

o    you die; or

o    you become disabled (special federal income tax definition); or

o your distribution is a "qualified first-time homebuyer distribution" (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).

You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable-year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).

Nonqualified distributions from Roth IRAs. Nonqualified distributions from Roth IRAs are distributions that do not meet both the qualifying event and five-year aging period tests described above. If you receive such a distribution, part of it may be taxable. For purposes of determining the correct tax treatment of distributions (other than the withdrawal of excess contributions and the earnings on them), there is a set order in which contributions (including conversion contributions) and earnings are considered to be distributed from your Roth IRA. The order of distributions is as follows:

(1)  Regular contributions.

(2) Conversion contributions, on a first-in-first-out basis (generally, total conversions from the earliest year first). These conversion contributions are taken into account as follows:

     (a) Taxable portion (the amount required to be included in gross income because of conversion) first, and then the

     (b)  Nontaxable portion.

(3)  Earnings on contributions.

Rollover contributions from other Roth IRAs are disregarded for this purpose.

To determine the taxable amount distributed, distributions and contributions are aggregated or grouped and added together as follows:

(1) All distributions made during the year from all Roth IRAs you maintain -- with any custodian or issuer -- are added together.

(2) All regular contributions made during and for the year (contribu tions made after the close of the year, but before the due date of your return) are added together. This total is added to the total undistributed regular contributions made in prior years.

(3) All conversion contributions made during the year are added together. For purposes of the ordering rules, in the case of any conversion in which the conversion distribution is made in 2007 and the conversion contribution is made in 2008, the conversion contribution is treated as contributed prior to other conversion contributions made in 2008.

Any recharacterized contributions that end up in a Roth IRA are added to the appropriate contribution group for the year that the original contribution would have been taken into account if it had been made directly to the Roth IRA.

Any recharacterized contribution that ends up in an IRA other than a Roth IRA is disregarded for the purpose of grouping both contributions and distributions. Any amount withdrawn to correct an excess contribution (including the earnings withdrawn) is also disregarded for this purpose.

Required minimum distributions during life

Lifetime required minimum distributions do not apply.

Required minimum distributions at death

Same as traditional IRA under "What are the required minimum distribution payments after you die?"

Payments to a beneficiary after your death

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.

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Borrowing and loans are prohibited transactions

Same as traditional IRA.

Early distribution penalty tax

Same as traditional IRA.

TAX-SHELTERED ANNUITY CONTRACTS (TSAs)

General

This section of the prospectus covers some of the special tax rules that apply to TSA contracts under Section 403(b) of the Internal Revenue Code (TSAs). If the rules are the same as those that apply to another kind of contract, for example, traditional IRAs, we will refer you to the same topic under "traditional IRAs."

PLEASE NOTE: The following discussion reflects our understanding of some of the current federal income tax rules applicable to Section 403(b) of the Code. In November 2004, the IRS and Treasury issued Proposed Regulations on Section 403(b) of the Code. If finalized in their current form, these Proposed Regulations would affect the establishment and operation of plans and arrangements under Section 403(b) of the Code, and the contracts issued to fund such plans. Please consult your tax adviser concerning how these Proposed Regulations could affect you.

Generally, there are two types of funding vehicles available for 403(b) arrangements -- an annuity contract under Section 403(b)(1) of the Internal Revenue Code or a custodial account that invests only in mutual funds and which is treated as an annuity contract under Section 403(b)(7) of the Code. Both types of 403(b) arrangements qualify for tax deferral.

Contributions to TSAs

Generally, there are three ways you can make contributions to purchase TSAs:

o Employer-remitted contributions to TSAs made through the employer's payroll which are subject to annual limits;

o Direct transfers of funds from another contract or arrangement that meet the requirements of Section 403(b) of the Internal Revenue Code by means of IRS Revenue Ruling 90-24 ("direct transfer") ; or

o    A rollover from another eligible retirement plan.

You can purchase your EQUI-VEST(R) At Retirement(SM) TSA contract only through direct transfer of funds.

Distributions from TSAs

GENERAL. Generally, certain amounts may be restricted from withdrawal but these restrictions do not apply after severance from employment with the employer who provided the funds to purchase the contract. The At RetirementSM TSA contract is available for purchase only to TSA participants who are no longer employed with the employer who provided the funds for the purchase of the original EQUI-VEST(R) TSA contract; therefore, restrictions on distributions do not apply to loans, withdrawals or other payments which generally apply to certain amounts in TSAs. Also, if the employer's plan is subject to ERISA, then necessary spousal consents must be secured prior to the purchase of an At Retirement(SM) contract through a direct transfer.

Tax treatment of distributions. Amounts held under TSAs are generally not subject to federal income tax until benefits are distributed. Distributions include withdrawals from your TSA contract and annuity payments from your TSA contract. Death benefits paid to a beneficiary are also taxable distributions. Unless an exception applies, amounts distributed from TSAs are includable in gross income as ordinary income. Distributions from TSAs may be subject to 20% federal income tax withholding. See "Federal and state income tax withholding and information reporting" later in this section. In addition, TSA distributions may be subject to additional tax penalties.

If you have made after-tax contributions, you will have a tax basis in your TSA contract, which will be recovered tax-free. Since we currently do not accept after-tax funds, we do not track your investment in the contract, if any. We will report all distributions from this Rollover TSA as fully taxable. It is your responsibility to determine how much of the distribution is taxable. At Retirement(SM) is not available if you have made designated Roth contributions to your original EQUI-VEST(R) contract.

Distributions before annuity payments begin. On a total surrender, the amount received in excess of the investment in the contract is taxable. The amount of any partial distribution from a TSA prior to the annuity starting date is generally taxable, except to the extent that the distribution is treated as a withdrawal of after-tax contributions. Distributions are normally treated as pro rata withdrawals of any after-tax contributions and earnings on those contributions.

ANNUITY PAYMENTS

Guaranteed annual payments that are continued after your account value goes to zero under a supplementary life annuity contract, as discussed under "Guaranteed Withdrawal Benefit for Life" in "Contract features and benefits" earlier in this prospectus, as well as annuitization payments that are based on the annuitant's life or life expectancy, are considered annuity payments for tax purposes. If you elect an annuitization option, you will recover any investment in the contract as each payment is received by dividing the investment in the contract by an expected return determined under an IRS table prescribed for qualified annuities. The amount of each payment not excluded from income under this exclusion ratio is fully taxable. The full amount of the payments received after your investment in the contract is recovered is fully taxable. If you (and your beneficiary under a joint and survivor annuity) die before recovering the full investment in the contract, a deduction is allowed on your (or your beneficiary's) final tax return.

Payments to a beneficiary after your death. Death benefit distributions from a TSA generally receive the same tax treatment as distributions during your lifetime. In some instances, distributions from a TSA made to your surviving spouse may be rolled over to a traditional IRA or other eligible retirement plan. Beginning in 2007, a non-spousal death beneficiary may also be able to make rollover contributions to an individual retirement plan under certain circumstances.

Beginning in 2008, direct rollover contributions may be made from eligible retirement plans to Roth IRAs under certain circumstances.

Loans from TSAs. Loans from your At Retirement(SM) TSA contract are not permitted.

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Tax-deferred rollovers and direct transfers. You may roll over an "eligible rollover distribution" from a TSA into another eligible retirement plan which agrees to accept the rollover. The rollover may be a direct rollover or one you do yourself within 60 days after you receive the distribution. To the extent rolled over, a distribution remains tax-deferred. This rollover or direct transfer to another issuer will terminate or alter the Guaranteed Withdrawal Benefit for Life.

You may roll over a distribution from a TSA to any of the following: a qualified plan, a governmental employer 457(b) plan (separate accounting required) or a traditional IRA. Beginning in 2008, direct rollover contributions may be made from eligible retirement plans to Roth IRAs under certain circumstances. A spousal beneficiary may also roll over death benefits as above. Beginning in 2007, a non-spousal death beneficiary may also be able to make rollover contributions to an individual retirement plan under certain circumstances.

The taxable portion of most distributions will be eligible for rollover, except as specifically excluded under federal income tax rules. Distributions that you cannot roll over generally include periodic payments for life or for a period of 10 years or more, hardship withdrawals and required minimum distributions under federal income tax rules.

Direct transfers of TSA funds from one TSA to another under Revenue Ruling 90-24 are not distributions.

Required minimum distributions

Generally the same as traditional IRA with these differences:

WHEN YOU HAVE TO TAKE THE FIRST REQUIRED MINIMUM DISTRIBUTION.
The minimum distribution rules force TSA participants to start calculating and taking annual distributions from their TSAs by a required date. Generally, you must take the first required minimum distribution for the calendar year in which you turn age 70-1/2. You may be able to delay the start of required minimum distributions for all or part of your account balance until after age 70-1/2, as follows:

o For TSA participants who have not retired from service with the employer who provided the funds for the TSA by the calendar year the participant turns age 70-1/2, the required beginning date for minimum distributions is extended to April 1 following the calendar year of retirement. (This exception is unlikely to apply as severance from employment from the employer who provided the funds to purchase the original EQUI-VEST(R) TSA contract is a condition for purchasing the At Retirement(SM) TSA contract.)

o TSA plan participants may also delay the start of required mini mum distributions to age 75 of the portion of their account value attributable to their December 31, 1986 TSA account balance, even if retired at age 70-1/2. We will know whether or not you qualify for this exception because it applies to people who purchased their EQUI-VEST(R) TSA contract by direct Revenue Ruling 90-24 transfers. The information we have from your original EQUI-VEST(R) contract carries over.

Spousal Consent rules

If your original EQUI-VEST(R) TSA is subject to ERISA, your purchase of At Retirement(SM) is subject to prior spousal consent. Your spouse must sign the Conversion Acknowledgment Form. In addition, unless you elect otherwise with the written consent of your spouse, the retirement benefits payable under the plan must be paid in the form of a qualified joint and survivor annuity. A qualified joint and survivor annuity is payable for the life of the annuitant with a survivor annuity for the life of the spouse in an amount not less than one-half of the amount payable to the annuitant during his or her lifetime. In addition, if you are married, the beneficiary must be your spouse, unless your spouse consents in writing to the designation of another beneficiary.

If you are married and you die before annuity payments have begun, payments will be made to your surviving spouse in the form of a life annuity unless at the time of your death a contrary election was in effect. However, your surviving spouse may elect, before payments begin, to receive payments in any form permitted under the terms of the TSA contract and the plan of the employer who provided the funds for the TSA.

Early distribution penalty tax

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a TSA before you reach age 59-1/2. This is in addition to any income tax. There are exceptions to the extra penalty tax. Some of the available exceptions to the pre-age 59-1/2 penalty tax include distributions made:

o    on or after your death; or

o    because you are disabled (special federal income tax definition);
     or

o to pay for certain extraordinary medical expenses (special federal income tax definition); or

o in any form of payout after you have separated from service (only if the separation occurs during or after the calendar year you reach age
     55); or

o in a payout in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy), or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method (only after you have separated from service at any age). We do not anticipate that Guaranteed annual payments made under the Guaranteed Withdrawal Benefit for Life's Maximum or Customized payment plan or taken as lump sums will qualify for this exception if made before age 59-1/2.

FEDERAL AND STATE INCOME TAX WITHHOLDING AND INFORMATION REPORTING

We must withhold federal income tax from distributions from annuity contracts. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you pro-

44  Tax information
vide us with your correct Taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

You should note the following special situations:

o We might have to withhold and/or report on amounts we pay under a free look or cancellation.

o We are required to withhold on the gross amount of a distribution from a Roth IRA to the extent it is reasonable for us to believe that a distribution is includable in your gross income. This may result in tax being withheld even though the Roth IRA distribution is ultimately not taxable. You can elect out of withholding as described below.

Special withholding rules apply to foreign recipients and United States citizens residing outside the United States. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to non-United States persons and United States persons living abroad prior to processing any requested transaction.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. In some states, you may elect out of state withholding, even if federal withholding applies. Generally, an election out of federal withholding will also be considered an election out of state withholding. If you need more information concerning a particular state or any required forms, call our processing office at the toll-free number.

Federal income tax withholding on periodic annuity payments

We withhold differently on "periodic" and "non-periodic" payments. Periodic annuity payments are made under a supplementary contract. For example, unless you specify a different number of withholding exemptions, we withhold from a periodic annuity payment assuming that you are married and claiming three withholding exemptions. If you do not give us your correct Taxpayer Identification Number, we withhold as if you are single with no exemptions.

Based on the assumption that you are married and claiming three withholding exemptions, if you receive less than $18,240 in periodic annuity payments in 2007, your payments will generally be exempt from federal income tax withholding. You could specify a different choice of withholding exemption or request that tax be withheld. Your withholding election remains effective unless and until you revoke it. You may revoke or change your withholding election at any time.

Federal income tax withholding on non-periodic annuity payments (withdrawals)

For a non-periodic distribution (total surrender or partial withdrawal including Guaranteed annual payments), we generally withhold at a flat 10% rate. We apply that rate to the taxable amount in the case of nonqualified contracts, and to the payment amount in the case of traditional IRAs and Roth IRAs, where it is reasonable to assume an amount is includable in gross income.

You cannot elect out of withholding if the payment is an eligible rollover distribution from a TSA contract. If a non-periodic distribution from a TSA contract is not an eligible rollover distribution then the 10% withholding rate applies.

Mandatory withholding from TSA distributions

Unless you have the distribution go directly to the new plan, eligible rollover distributions from TSAs are subject to mandatory 20% withholding. An eligible rollover distribution from a TSA contract can be rolled over to another eligible retirement plan. All distributions from a TSA contract are eligible rollover distributions unless they are on the following list of exceptions:

o any distributions which are required minimum distributions after age 70-1/2 or retirement from service with the employer; or

o substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or

o substantially equal periodic payments made for a specified period of 10 years or more; or

o    hardship withdrawals; or

o    corrective distributions that fit specified technical tax rules; or

o    a death benefit payment to a beneficiary who is not your surviving spouse;
     or

o a qualified domestic relations order distribution to a beneficiary who is not your current spouse or former spouse.

A death benefit payment to your surviving spouse, or a qualified domestic relations order distribution to your current or former spouse, may be a distribution subject to mandatory 20% withholding.

IMPACT OF TAXES TO AXA EQUITABLE

The contracts provide that we may charge Separate Account A for taxes. We do not now, but may in the future set up reserves for such taxes.

                                                             Tax information  45

8. More information

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ABOUT OUR SEPARATE ACCOUNT A

Each variable investment option is a subaccount of our Separate Account A. We established Separate Account A in 1968 under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in Separate Account A and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. The results of Separate Account A's operations are accounted for without regard to AXA Equitable's other operations. The amount of some of our obligations under the contracts is based on the assets in Separate Account A. However, the obligations themselves are obligations of AXA Equitable.

Separate Account A is registered under the Investment Company Act of 1940 and is registered and classified under that act as a "unit investment trust." The SEC, however, does not manage or supervise AXA Equitable or Separate Account A. Although Separate Account A is registered, the SEC does not monitor the activity of Separate Account A on a daily basis. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within Separate Account A that is available under the contract invests solely in Class IB/B or Class II shares issued by the corresponding portfolio of its Trust.

We reserve the right subject to compliance with laws that apply:

(1) to add variable investment options to, or to remove variable investment options from, Separate Account A, or to add other separate accounts;

(2)  to combine any two or more variable investment options;

(3) to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4) to operate Separate Account A or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against Separate Account A or a variable investment option directly);

(5)  to deregister Separate Account A under the Investment Company Act of 1940;

(6)  to restrict or eliminate any voting rights as to Separate Account A;

(7) to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies; and

(8) to unilaterally change your contract in order to comply with any applicable laws and regulations, including but not limited to changes in the Internal Revenue Code, in Treasury Regulations or in published rulings of the Internal Revenue Service and in Department of Labor regulations.

Any change in the contract must be in writing and made by our authorized officer. We will provide notice of any contract change.

ABOUT THE TRUST

The Trust is registered under the Investment Company Act of 1940. It is classified as "open-end management investment companies," more commonly called mutual funds. It issues different shares relating to each portfolio.

The Trust does not impose sales charges or "loads" for buying and selling its shares. All dividends and other distributions on the Trust's shares are reinvested in full. The Board of Trustees of the Trust may establish additional portfolios or eliminate existing portfolios at any time. More detailed information about the Trust, its portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 Plan, and other aspects of its operations, appears in its prospectus, which accompanies this prospectus, or in the SAI, which is available upon request.

ABOUT THE GENERAL ACCOUNT

Our general account supports all of our policy and contract guarantees, as well as our general obligations.

The general account is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The contract is a "covered security" under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this prospectus that relate to the general account. The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

46  More information

BUSINESS DAY

Our business day, generally, is any day on which the New York Stock Exchange is open for trading. A business day does not include any day we choose not to open due to emergency conditions. We may also close early due to emergency conditions. Our business day generally ends at 4:00 p.m. Eastern Time for purposes of determining the date when contributions are applied and any other transaction requests are processed. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

o If your contribution, transfer, or any other transaction request, containing all the required information, reaches us on a non-business day or after 4:00 p.m. on a business day, we will use the next business day.

o If your transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

o When a charge is to be deducted on a contract date anniversary that is a non-business day, we will deduct the charge on the next business day.

CONTRIBUTIONS AND TRANSFERS

o Contributions allocated to the variable investment options are invested at the unit value next determined after the receipt of the contribution.

o Transfers to or from variable investment options will be made at the unit value next determined after the receipt of the transfer request.

ABOUT YOUR VOTING RIGHTS

As the owner of shares of the Trust, we have the right to vote on certain matters involving the portfolios, such as:

o    the election of trustees;

o the formal approval of independent public accounting firms selected for the Trust; or

o any other matters described in the prospectus for the Trust or requiring a shareholders' vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a portfolio for which no instructions have been received in the same proportion as we vote shares of that portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a portfolio in the same proportions that contract owners vote.

The Trust sells its shares to AXA Equitable separate accounts in connection with AXA Equitable's annuity and/or variable life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. AXA Premier VIP Trust also sells its shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our contract owners arising out of these arrangements. However, the Board of Trustees or Directors of the Trust intend to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our contract owners, we will see to it that appropriate action is taken to do so.

SEPARATE ACCOUNT A VOTING RIGHTS

If actions relating to the separate account require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuitization option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.

CHANGES IN APPLICABLE LAW

The voting rights we describe in this prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.

ABOUT LEGAL PROCEEDINGS

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner's interest in Separate Account A, nor would any of these proceedings be likely to have a material adverse effect upon the separate account, our ability to meet our obligations under the contracts, or the distribution of the contracts.

FINANCIAL STATEMENTS

The financial statements of Separate Account A, as well as the consolidated financial statements of AXA Equitable, are in the SAI. The SAI is available free of charge. You may request one by writing to our processing office or calling 1-800-628-6673.

TRANSFERS OF OWNERSHIP, COLLATERAL ASSIGNMENTS, LOANS AND BORROWING

Loans are not available under this contract. In some cases, an assignment or change of ownership may have adverse tax consequences. See "Tax information" earlier in this prospectus.

You can transfer ownership of an NQ contract at any time before annuity payments begin. We will continue to treat you as the owner until we receive notification of any change at our processing office. You cannot assign your NQ contract as collateral or security for a loan.

The Guaranteed Withdrawal Benefit for Life and the Annual Ratchet to age 85 death benefit will generally automatically terminate if you

                                                            More information  47
change ownership of the contract or if you assign the owner's right to change the beneficiary or person to whom annuity payments will be made.

You cannot assign or transfer ownership of an IRA or TSA contract except by surrender to us. Loans are not available and you cannot assign IRA or TSA contracts as security for a loan or other obligation.

You may direct the transfer of the values under your IRA or TSA contract to another similar arrangement under federal income tax rules.

DISTRIBUTION OF THE CONTRACTS

The contracts are distributed by AXA Advisors, LLC ("AXA Advisors"). AXA Advisors serves as a principal underwriter of Separate Account A. The offering of the contracts is intended to be continuous.

AXA Advisors (the successor to EQ Financial Consultants, Inc.), an affiliate of AXA Equitable, is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Its principal business address is 1290 Avenue of the Americas, New York, NY 10104. AXA Advisors also acts as a distributor for other AXA Equitable life and annuity products.

The contracts are sold by financial professionals of AXA Advisors and its affiliates and by financial professionals of both affiliated and unaffiliated broker-dealers that have entered into selling agreements with AXA Advisors ("Selling broker-dealers"). AXA Advisors is under the common control of AXA Financial, Inc.

AXA Equitable pays sales compensation to AXA Advisors. In general, AXA Advisors will pay all or a portion of the sales compensation it receives from AXA Equitable to individual financial representatives or Selling broker-dealers. Selling broker-dealers will, in turn, pay all or a portion of the compensation they receive from AXA Advisors to individual financial representatives as commissions related to the sale of the contracts.

Sales compensation paid to AXA Advisors will be asset-based and will generally not exceed ____ of the account value of the contract on an ongoing annual basis.

AXA Advisors may also pay certain affiliated and/or unaffiliated Selling broker-dealers and other financial intermediaries additional compensation for certain services and/or in recognition of certain expenses that may be incurred by them or on its behalf (commonly referred to as "marketing allowances"). Services for which such payments are made may include, but are not limited to, the preferred placement of AXA Equitable and/or At Retirement(SM) on a company and/or product list; sales personnel training; due diligence and related costs; marketing and related services; conferences; and/or other support services, including some that may benefit the contract owner. Payments may be based on the amount of assets or premiums attributable to contracts sold through a Selling broker-dealer or, in the case of conference support, such payments may be a fixed amount. AXA Advisors may also make fixed payments to Selling broker-dealers in connection with the initiation of a new relationship or the introduction of a new product. These payments may serve as an incentive for Selling broker-dealers to promote the sale of AXA Equitable products. Additionally, as an incentive for financial professionals of Selling broker-dealers to promote the sale of particular products, AXA Advisors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as "compensation enhancements"). Marketing allowances and sales incentives are made out of AXA Advisors' assets. Not all Selling broker-dealers receive these kinds of payments. For more information about any such arrangements, ask your financial professional.

AXA Advisors receives 12b-1 fees from certain portfolios for providing certain distribution and/or shareholder support services. AXA Advisors or its affiliates may also receive payments from the advisers of the portfolios or their affiliates to help defray expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers' respective portfolios. In connection with portfolios offered through unaffiliated insurance trusts, AXA Advisors or its affiliates may also receive other payments from the advisers of the portfolios or their affiliates for providing distribution, administrative and/or shareholder support services.

In an effort to promote the sale of our products, AXA Advisors may provide its financial professionals and managerial personnel with a higher percentage of sales commissions and/or compensation for the sale of an affiliated variable product than it would the sale of an unaffiliated product. Such practice is known as providing "differential compensation." AXA Advisors may provide other forms of compensation to its financial professionals including health and retirement benefits. In addition, managerial personnel may receive expense reimbursements, marketing allowances and commission-based payments known as "overrides." For tax reasons, AXA Advisors financial professionals qualify for health and retirement benefits based solely on their sales of our affiliated products.

These payments and differential compensation (together, the "payments") can vary in amount based on the applicable product and/or entity or individual involved. As with any incentive, such payments may cause the financial professional to show preference in recommending the purchase or sale of AXA Equitable products. However, under applicable rules of the NASD, financial professionals of AXA Advisors may only recommend to you products that they reasonably believe are suitable for you based on facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of AXA Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation between products in the same category.

In addition, AXA Advisors may offer sales incentive programs to financial professionals who meet specified production levels for the sale of both affiliated and unaffiliated products which provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid educational seminars and merchandise.

Although AXA Equitable takes all of its costs into account in establishing the level of fees and expenses in its products, any compensation paid will not result in any separate charge to you under your policy. All payments made will be in compliance with all applicable NASD rules and other laws and regulations.

48  More information

Appendix I: Condensed financial information

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The unit values and number of units outstanding shown below are for contracts offered under Separate Account A with the same daily asset charges of 1.30%.

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION

--------------------------------------------------------------------------------
                                             For the year ending December 31,
                                       ----------------------------------------
                                                           2006
--------------------------------------------------------------------------------
 AXA Aggressive Allocation
--------------------------------------------------------------------------------
  Unit value                                             $ 104.54
--------------------------------------------------------------------------------
  Number of units outstanding (000's)                          --
--------------------------------------------------------------------------------
 AXA Conservative Allocation
--------------------------------------------------------------------------------
  Unit value                                             $ 101.50
--------------------------------------------------------------------------------
  Number of units outstanding (000's)                          --
--------------------------------------------------------------------------------
 AXA Conservative-Plus Allocation
--------------------------------------------------------------------------------
  Unit value                                             $ 102.29
--------------------------------------------------------------------------------
  Number of units outstanding (000's)                          --
--------------------------------------------------------------------------------
 AXA Moderate Allocation
--------------------------------------------------------------------------------
  Unit value                                             $ 102.92
--------------------------------------------------------------------------------
  Number of units outstanding (000's)                          --
--------------------------------------------------------------------------------
 AXA Moderate-Plus Allocation
--------------------------------------------------------------------------------
  Unit value                                             $ 103.68
--------------------------------------------------------------------------------
  Number of units outstanding (000's)                          --
--------------------------------------------------------------------------------

                                 Appendix I: Condensed financial information A-1

Appendix II: Hypothetical illustrations

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ILLUSTRATION OF ACCOUNT VALUES, CASH VALUES AND THE GUARANTEED WITHDRAWAL BENEFIT FOR LIFE

The following tables illustrate the changes in account value, cash value and the Annual Ratchet to age 85 death benefit under certain hypothetical circumstances for an At Retirement(SM) contract. The table illustrates the operation of a contract based on a single $100,000 contribution for a Joint life contract, owner and successor owner both age 65 at issue, with payments under the Maximum payment plan. The amounts shown are for the beginning of each contract year and assume that all of the account value is invested in portfolios that achieve investment returns at constant gross annual rates of 0% and 6% (i.e., before any investment management fees, 12b-1 fees or other expenses are deducted from the underlying portfolio assets). After the deduction of the arithmetic average of the investment management fees, 12b-1 fees and other expenses of all of the underlying Portfolios (as described below), the corresponding net annual rates of return would be (2.67)% and 3.33% for the At Retirement(SM) contract, at the 0% and 6% gross annual rates, respectively. These net annual rates of return reflect the trust and separate account level charges, but they do not reflect the charge we deduct from your account value annually for the Guaranteed Withdrawal Benefit for Life and the optional Annual Ratchet to age 85 death benefit. If the net annual rates of return did reflect this charge, the net annual rates of return shown would be lower; however, the values shown in the following tables reflect the following contract charges: Annual Ratchet to age 85 death benefit charge.

With respect to fees and expenses deducted from assets of the underlying portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.09%, and (2) an assumed average asset charge for all other expenses of the underlying portfolios equivalent to an effective annual rate of 1.03% and (3) 12b-1 fees equivalent to an effective annual rate of 0.25%. These rates are the arithmetic average for all portfolios that are available as variable investment options. In other words, they are based on the hypothetical assumption that account values are allocated equally among the variable investment options. The actual rates associated with any contract will vary depending upon the actual allocation of contract values among the variable investment options. These rates do not reflect expense limitation arrangements in effect with respect to certain of the underlying portfolios as described in the footnotes to the fee table for the underlying portfolios in "Fee Table" earlier in this prospectus. With these arrangements, the charges shown above would be lower. This would result in higher values than those shown in the following tables.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your contract will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration.

B-1 Appendix II: Hypothetical illustrations

Variable Deferred Annuity
$100,000 Single Contribution and Maximum Payment Plan
Joint Life, Owner/Successor Owner Both Issue Age 65
Benefits:
     Guaranteed Withdrawal Benefit for Life
     Annual Ratchet to age 85 death benefit

                                                                                                        Guaranteed Minimum
                           Payments*               Account Value                Cash Value                 Death Benefit
          Contract   -------------------       ---------------------       ---------------------       ---------------------
 Age        Year       0%            6%           0%            6%            0%            6%            0%            6%
-----     --------   -----         -----       -------       -------       -------       -------       -------       -------
65            1          0             0       100,000       100,000       100,000       100,000       100,000       100,000
66            2      5,000         5,000        91,145        97,139        91,145        97,139        95,000        97,139
67            3      5,000         5,000        82,541        94,191        82,541        94,191        90,000        94,191
68            4      5,000         5,000        74,183        91,154        74,183        91,154        85,000        91,154
69            5      5,000         5,000        66,062        88,025        66,062        88,025        80,000        88,025
70            6      5,000         5,000        58,173        84,802        58,173        84,802        75,000        84,802
71            7      5,000         5,000        50,510        81,481        50,510        81,481        70,000        81,481
72            8      5,000         5,000        43,066        78,061        43,066        78,061        65,000        78,061
73            9      5,000         5,000        35,836        74,536        35,836        74,536        60,000        74,536
74           10      5,000         5,000        28,815        70,906        28,815        70,906        55,000        70,906
79           15      5,000         5,000             0        51,040             0        51,040        30,000        51,040
84           20      5,000         5,000             0        27,986             0        27,986         5,000        27,986
89           25      5,000         5,000             0         1,233             0         1,233             0         1,233
94           30      5,000         5,000             0             0             0             0             0             0
95           31      5,000         5,000             0             0             0             0             0             0


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The account value, cash value and guaranteed benefits for a contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual contract years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

*    Payments are made while either the owner or the successor owner is living.

                                     Appendix II: Hypothetical illustrations B-2

Statement of additional information

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TABLE OF CONTENTS

                                                                            Page
Who is AXA Equitable?                                                        2
Unit Values                                                                  2
Custodian and Independent Registered Public Accounting Firm                  2
Distribution of the Contracts                                                2
Financial Statements                                                         2

How to Obtain an At Retirement(SM) Statement of Additional Information for Separate Account A

Send this request form to:
     At RetirementSM
     P.O. Box 4956
     Syracuse, NY 13221-4956

--------------------------------------------------------------------------------
Please send me an At Retirement(SM) SAI for Separate Account A dated ______,
2007.

--------------------------------------------------------------------------------
Name:

--------------------------------------------------------------------------------
Address:

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City                                                   State        Zip

                                                               At Retirement(SM)

At Retirement(SM)

A Combination Variable and Fixed Deferred Annuity Contract

STATEMENT OF ADDITIONAL INFORMATION
DATED         , 2007

AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, New York 10104
--------------------------------------------------------------------------------

This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the related prospectus for At Retirement(SM) dated
        , 2007. That prospectus provides detailed information concerning the contracts and the variable investment options, as well as the fixed maturity options that fund the contracts. Each variable investment option is a subaccount of AXA Equitable's Separate Account A. Definitions of special terms used in the SAI are found in the prospectus.

On September 7, 2004, our name was changed from "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company."

A copy of the prospectus is available free of charge by writing the processing office (P.O. Box 4956, Syracuse, NY 13221-4956), by calling toll free, 1 (800) 628-6673, or by contacting your financial professional.

TABLE OF CONTENTS

Who is AXA Equitable?                                                        2

Calculating unit values                                                      2

Custodian and independent registered public accounting firm                  2

Distribution of the contracts                                                2

Financial statements                                                         2




             Copyright 2007. AXA Equitable Life Insurance Company
                          1290 Avenue of the Americas
                 New York, New York 10104. All rights reserved.


                                                                          x01619

WHO IS AXA EQUITABLE?

AXA Equitable is a wholly owned subsidiary of AXA Financial Services, LLC, a holding company, which is itself a wholly owned subsidiary of AXA Financial, Inc. ("AXA Financial"). Interests in AXA Financial are held by the immediate holding company, AXA America Holdings Inc., and the following affiliated companies: AXA Corporate Solutions Reinsurance Company ("AXA Corporate Solutions") and AXA Belgium SA. AXA holds its interest in AXA America Holdings, Inc. and AXA Corporate Solutions, directly through its wholly owned subsidiary holding company, Ouidinot Participations. AXA holds its interest in AXA Belgium SA, through its wholly owned subsidiary holding company, AXA Holdings Belgium SA.


CALCULATING UNIT VALUES

Unit values are determined at the end of each "valuation period" for each of the variable investment options. A valuation period is each business day together with any consecutive preceding non-business day. The unit values for EQUI-VEST(R) may vary. The method of calculating unit values is set forth below.

The unit value for a variable investment option for any valuation period is equal to the unit value for the preceding valuation period multiplied by the "net investment factor" for the variable investment option for that valuation period. The net investment factor is:

        ( a )
        ( - )  - c
        ( b )

where:

(a) is the value of the variable investment option's shares of the cor-responding portfolio at the end of the valuation period before giving effect to any amounts allocated to or withdrawn from the variable investment options for the valuation period. For this purpose, we use the share value reported to us by the applicable Trust. This share value is after deduction for investment advisory fees and direct expenses of such Trust.

(b) is the value of the variable investment option's shares of the cor-responding portfolio at the end of the preceding valuation period (after any amounts allocated or withdrawn for that valuation period).

(c) is the daily Separate Account A asset charge for the expenses of the contracts times the number of calendar days in the valuation period, plus any charge for taxes or amounts set aside as a reserve for taxes.


CUSTODIAN AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AXA Equitable is the custodian for the shares of the Trusts owned by Separate Account A.

The financial statements of the Separate Account at December 31, 2006 and for each of the two years in the period ended December 31, 2006, and the consolidated financial statements of AXA Equitable at December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 are included in this SAI.

DISTRIBUTION OF THE CONTRACTS

Pursuant to a Distribution and Servicing Agreement between AXA Advisors, AXA Equitable and certain of AXA Equitable's separate accounts, including Separate Account A, AXA Equitable paid AXA Advisors a fee of $325,380 for each of the years 2006, 2005 and 2004. AXA Equitable paid AXA Advisors, as the distributor of certain contracts, including these contracts, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account A, $___ in 2006, $588,734,659 in 2005 and $567,991,463 in 2004. Of
these amounts, AXA Advisors retained $_______, $293,075,553, and $289,050,171, respectively.


FINANCIAL STATEMENTS

The consolidated financial statements of AXA Equitable included herein should be considered only as bearing upon the ability of AXA Equitable to meet its obligations under the contracts.

                                     PART C
                               OTHER INFORMATION
                               -----------------

Item 24.   Financial Statements
           --------------------

           (a)   To be filed by Pre-Effective Amendment.

           (b)   Exhibits.
                 The following exhibits correspond to those required by paragraph (b) of item 24 as to exhibits in Form N-4:

            1.   (a)      Resolutions of the Board of Directors of The Equitable
                          Life Assurance Society of the United States
                          ("Equitable") authorizing the establishment of the Registrant, previously filed with Registration
                          Statement No. 2-30070 on October 27, 1987, refiled electronically on July 10, 1998, and incorporated herein by reference.

                 (b) Resolutions of the Board of Directors of Equitable dated October 16, 1986 authorizing the reorganization of Separate Accounts A, C, D, E, J and K into one continuing separate account, previously filed with Registration Statement No. 2-30070 on April 24,
                          1995, refiled electronically on July 10, 1998, and incorporated herein by reference.

            2.   Not applicable.

            3.   (a)      Sales Agreement among Equitable, Separate Account A
                          and Equitable Variable Life Insurance Company, as principal underwriter for the Hudson River Trust, previously filed with Registration Statement
                          No. 2-30070 on April 24, 1995, refiled electronically on July 10, 1998, and incorporated herein by reference.

                 (b) Sales Agreement, dated as of July 22, 1992, among Equitable, Separate Account A and Equitable Variable Life Insurance Company, as principal underwriter for the Hudson River Trust, previously filed with Registration Statement No. 2-30070 on April 26, 1993, refiled electronically on July 10, 1998, and incorporated herein by reference.

                 (c) Distribution and Servicing Agreement among Equico Securities, Inc. (now AXA Advisors LLC), Equitable and Equitable Variable Life Insurance Company, dated as of May 1, 1994, previously filed with Registration Statement No. 2-30070 on February 14, 1995, refiled electronically on July 10, 1998, and incorporated herein by reference.

                 (d) Distribution Agreement dated as of January 1, 1995 by and between The Hudson River Trust and Equico Securities, Inc. (now AXA Advisors LLC), previously filed with Registration Statement No. 2-30070 on April 24, 1995, refiled electronically on July 10, 1998, and incorporated herein by reference.

                 (e) Sales Agreement, dated as of January 1, 1995, by and among Equico Securities, Inc. (now AXA Advisors LLC), Equitable, Separate Account A, Separate Account No. 301 and Separate Account No. 51, previously filed with Registration Statement No. 2-30070 on April 24,
                          1995, refiled electronically on July 10, 1998, and incorporated herein by reference.

                 (f) Distribution Agreement for services by The Equitable Life Assurance Society of the United States to AXA Network, LLC and its subsidiaries dated January 1, 2000, previously filed with Registration Statement File No. 2-30070 on April 25, 2001, and incorporated herein by reference.

                 (g) Distribution Agreement for services by AXA Network LLC and its subsidiaries to The Equitable Life Assurance Society of the United States dated January 1, 2000, previously filed with Registration Statement File No. 2-30070 on April 25, 2001, and incorporated herein by reference.

                 (h) General Agent Sales Agreement dated January 1, 2000, between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, previously filed with Registration Statement No. 2-30070 on April 19, 2004, and incorporated herein by reference.

                 (i) First Amendment to General Agent Sales Agreement dated January 1, 2000, between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, previously filed with Registration Statement No. 2-30070 on April 19, 2004, and incorporated herein by reference.

                 (j) Second Amendment to General Agent Sales Agreement dated January 1, 2000, between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, previously filed with Registration Statement No. 2-30070 on
                          April 19, 2004, and incorporated herein by reference.

                 (k) (i) Form of Distribution Agreement dated as of January 1, 1998 among The Equitable Life Assurance Society of the United States (now AXA Equitable Life Insurance Company) for itself and as depositor on behalf of certain Separate Accounts, and Equitable Distributors, Inc. (now AXA Distributors, LLC), incorporated herein by reference to Exhibit 3(b) to the Registration Statement on Form N-4 (File No. 333-05593), filed on May 1, 1998.

                 (k) (ii) Form of First Amendment (dated January 1, 2001) to
                          Distribution Agreement dated January 1, 1998, previously filed with Registration Statement No. 2-30070 on December 30, 2004, and incorporated herein by reference.

                 (l) Form of Brokerage General Agent Sales Agreement with Schedule and Amendment to Brokerage General Agent Sales Agreement among [Brokerage General Agent] and AXA Distributors, LLC, AXA Distributors Insurance Agency, LLC, AXA Distributors Insurance Agency of Alabama, LLC, and AXA Distributors Insurance Agency of Massachusetts, LLC, incorporated herein by reference to Exhibit No. 3.(i) to Registration Statement (File No. 333-05593) on Form N-4, filed on April 20, 2005.

                 (m) Form of Wholesale Broker-Dealer Supervisory and Sales Agreement among [Broker-Dealer] and AXA Distributors, LLC, incorporated herein by reference to Exhibit No. 3.(j) to Registration Statement (File No. 333-05593) on Form N-4, filed on April 20, 2005.

            4.   (a)      To be filed by Pre-Effective Amendment.

                 (b)      To be filed by Pre-Effective Amendment.

                 (c)      To be filed by Pre-Effective Amendment.

            5.   (a)  Form of Deferred Variable Annuity Application for IRA and
                      NQ (Form No. 180-3005), previously filed with Registration Statement No. 333-137052 on Form N-4 on December 6, 2006, and incorporated herein by reference.

                 (b) Form of Deferred Variable Annuity Application for TSA (Form No. 180-3006), previously filed with Registration Statement No. 333-137052 on Form N-4 on December 6, 2006, and incorporated herein by reference.

            6.   (a)  Copy of the Restated Charter of Equitable, as amended
                      January 1, 1997, previously filed with Registration Statement on Form N-4 (File No. 2-30070) on April 28, 1997.

                 (b) Restated Charter of AXA Equitable, as amended December 6, 2004, incorporated herein by reference to Exhibit No. 3.2 to Form 10-K, (File No. 000-20501), filed on March 31, 2005.

                 (c) By-Laws of Equitable, as amended November 21, 1996, previously filed with Registration Statement on Form N-4 (File No. 2-30070) on April 28, 1997.

                 (d) By-Laws of AXA Equitable, as amended September 7, 2004, incorporated herein by reference to Exhibit No. 6.(c) to Registration Statement on Form N-4, (File No. 333-05593), filed on April 20, 2006.

            7. Form of Reinsurance Agreement between The Equitable Life Assurance Society of the United States and Reinsurance Company previously filed with Registration Statement on Form N-4 (File No. 2-30070) on April 25, 2001.

            8.   (a)  Form of Participation Agreement among EQ Advisors Trust,
                      Equitable, Equitable Distributors, Inc. and EQ Financial Consultants, Inc. (now AXA Advisors, LLC), incorporated herein by reference to the EQ Advisors Trust Registration Statement on Form N-1A (File Nos. 33-17217 and 811-07953), filed on August 28, 1997.

                 (b) Form of Participation Agreement among AXA Premier VIP Trust, Equitable Distributors, Inc., AXA Distributors, LLC., and AXA Advisors, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070), filed on December 5, 2001.

                 (c) Form of Participation Agreement among The Equitable Life Assurance Society of the United States, The Universal Institutional Funds, Inc. and Morgan Stanley Investment Management Inc., incorporated herein by reference to Exhibit No. 1-A(9)(d) to Registration Statement on Form S-6, File No. 333-17663, filed on October 8, 2002.

            9.   (a)     Opinion and Consent of Dodie Kent,Vice President and
                         Associate General Counsel of AXA Equitable Life
                         Insurance Company as to the legality of the securities being registered to be filed by Pre-Effective
                         Amendment.

            10.  (a)     Powers of Attorney incorporated herein by reference to
                         Exhibit 10(j) to Registration Statement File No.
                         333-05593 on Form N-4 filed on June 14, 2006; and to
                         Exhibit 10(i) to Registration Statement File No.
                         333-05593 on Form N-4 filed on April 20, 2006.

                 (c)(i) Consent of Independent Registered Public Accounting Firm to be filed by Pre-Effective Amendment.

                 (c)(ii) Consent of Independent Registered Public Accounting
                         Firm to be filed by Pre-Effective Amendment.

                 (d)     Powers of Attorney.

            11.  Not applicable.

            12.  Not applicable.

Item 25. Directors and Officers of AXA Equitable.


         Set forth below is information regarding the directors and principal officers of AXA Equitable. AXA Equitable's address is 1290 Avenue of Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of AXA Equitable.

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
----------------                            -------------

DIRECTORS

Bruce W. Calvert                            Director
78 Pine Street, 2nd Floor
New Canaan, CT 06840

Henri de Castries                           Director
AXA
25, Avenue Matignon
75008 Paris, France

Denis Duverne                               Director
AXA
25, Avenue Matignon
75008 Paris, France

Charlynn Goins                              Director
New York Health and Hospitals Corporation
125 Worth Street
Suite 519
New York, NY 10013

Anthony J. Hamilton                         Director
AXA UK plc
5 Old Broad Street
London, England EC2N 1AD

Mary R. (Nina) Henderson                    Director
Henderson Advisory Consulting
425 East 86th Street
Apt 12-C
New York, NY 10028

James F. Higgins                            Director
Morgan Stanley
Harborside Financial Center
Plaza Two, Second Floor
Jersey City, NJ  07311

Scott D. Miller                             Director
Six Sigma Academy
315 East Hopkins Avenue
Suite 401
Aspen, CO 81611

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
----------------                            ---------

Joseph H. Moglia                            Director
Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, NE 68127

Lorie A. Slutsky                            Director
The New York Community Trust
909 Third Avenue
New York, NY 10022

Ezra Suleiman                               Director
Princeton University
Corwin Hall
Princeton, NJ 08544

Peter J. Tobin                              Director
1 Briarwood Lane
Denville, NJ 07834


OFFICER-DIRECTORS
-----------------

*Christopher M. Condron                     Chairman of the Board, President,
                                            Chief Executive Officer
                                            and Director

OTHER OFFICERS
--------------

*Leon Billis                                Executive Vice President
                                            and AXA Group Deputy
                                            Chief Information Officer

*Harvey Blitz                               Senior Vice President

*Kevin R. Byrne                             Senior Vice President,
                                            Chief Investment Officer
                                            and Treasurer

*Stuart L. Faust                            Senior Vice President and
                                            Deputy General Counsel

*Alvin H. Fenichel                          Senior Vice President and
                                            Controller

*Jennifer Blevins                           Executive Vice President

*Mary Beth Farrell                          Executive Vice President

*Robert S. Jones, Jr.                       Executive Vice President

*Richard S. Dziadzio                        Executive Vice President and
                                            Chief Financial Officer

Barbara Goodstein                           Executive Vice President

Andrew McMahon                              Executive Vice President

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
----------------                            ---------

*Paul J. Flora                              Senior Vice President and Auditor

*James D. Goodwin                           Senior Vice President and Deputy
                                            Chief Investment Officer

*Kevin E. Murray                            Executive Vice President and
                                            Chief Information Officer

*Karen Field Hazin                          Vice President, Secretary and
                                            Associate General Counsel

*Richard V. Silver                          Executive Vice President and
                                            General Counsel

*Naomi J. Weinstein                         Vice President

*Charles A. Marino                          Senior Vice President and Chief
                                            Actuary

James A. Shepherdson                        Executive Vice President

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant.

         Separate Account No. A of AXA Equitable Life Insurance Company (the "Separate Account") is a separate account of AXA Equitable. AXA Equitable, a New York stock life insurance company, is a wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company"), a publicly traded company.

         AXA owns 100% of the Holding Company's outstanding common stock. AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including AXA Equitable. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

         The AXA Organizational Charts 2006 is filed herewith.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- Q4-2006
------------------------------------------------------------
          AS OF:  DECEMBER 31, 2006

                                                                                             State of             State of
                                                                           Type of          Incorp. or           Principal
                                                                          Subsidiary         Domicile            Operation
                                                                          ----------         --------            ---------

                                                                                       --------------------------------------------
AXA Financial, Inc.  (Notes 1 & 2)   **                                                         DE                   NY
-----------------------------------------------------------------------------------------------------------------------------------
      Frontier Trust Company, FSB  (Note 7)                                                     ND                   ND
      -----------------------------------------------------------------------------------------------------------------------------
      MONY Agricultural Investment Advisers, Inc.                         Operating             DE                   CO
      -----------------------------------------------------------------------------------------------------------------------------
      MONY Capital Management, Inc.                                       Operating             DE                   NY
      -----------------------------------------------------------------------------------------------------------------------------
      MONY Asset Management, Inc.                                         Operating             DE                   NY
      -----------------------------------------------------------------------------------------------------------------------------
      MONY Holdings, LLC                                                     HCO                DE                   NY
      -----------------------------------------------------------------------------------------------------------------------------
          See Attached Listing C
          -------------------------------------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)                                                    DE                   NY
      -----------------------------------------------------------------------------------------------------------------------------
          AXA Financial (Bermuda) Ltd.*                                   Insurance          Bermuda              Bermuda
          -------------------------------------------------------------------------------------------------------------------------
          AXA Distribution Holding Corporation  (Note 2)                                        DE                   NY
          -------------------------------------------------------------------------------------------------------------------------
              AXA Advisors, LLC     (Note 5)                                                    DE                   NY
              ---------------------------------------------------------------------------------------------------------------------
              AXA Network, LLC     (Note 6)                               Operating             DE                   NY
              ---------------------------------------------------------------------------------------------------------------------
                   AXA Network of Alabama, LLC                            Operating             AL                   AL
                   ----------------------------------------------------------------------------------------------------------------
                   AXA Network of Connecticut, Maine and New York, LLC    Operating             DE                   NY
                   ----------------------------------------------------------------------------------------------------------------
                   AXA Network Insurance Agency of Massachusetts, LLC     Operating             MA                   MA
                   ----------------------------------------------------------------------------------------------------------------
                   AXA Network of Nevada, Inc.                            Operating             NV                   NV
                   ----------------------------------------------------------------------------------------------------------------
                   AXA Network of Puerto Rico, Inc.                       Operating            P.R.                 P.R.
                   ----------------------------------------------------------------------------------------------------------------
                   AXA Network Insurance Agency of of Texas, Inc.         Operating             TX                   TX
                   ----------------------------------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company (Note 2 & 9) *             Insurance             NY                   NY
          -------------------------------------------------------------------------------------------------------------------------
              AXA Life and Annuity Company * (Note 10)                    Insurance             CO                   CO
              ---------------------------------------------------------------------------------------------------------------------
              Equitable Deal Flow Fund, L.P.                              Investment            DE                   NY
              ---------------------------------------------------------------------------------------------------------------------
                   Equitable Managed Assets, L.P.                         Investment            DE                   NY
                   ----------------------------------------------------------------------------------------------------------------
              Real Estate Partnership Equities (various)                  Investment            **
              ---------------------------------------------------------------------------------------------------------------------
              Equitable Holdings, LLC  (Notes 3 & 4)                         HCO                NY                   NY
              ---------------------------------------------------------------------------------------------------------------------
                   See Attached Listing A
                   ----------------------------------------------------------------------------------------------------------------
              ACMC, Inc.     (Note 4)                                        HCO                DE                   NY
              ---------------------------------------------------------------------------------------------------------------------
              Wil-Gro, Inc                                                Investment            PA                   PA
              ---------------------------------------------------------------------------------------------------------------------
              STCS, Inc.                                                  Investment            DE                   NY
              ---------------------------------------------------------------------------------------------------------------------
              EVSA, Inc.                                                  Investment            DE                   PA
              ---------------------------------------------------------------------------------------------------------------------

                                                                                                            Parent's
                                                                                             Number of     Percent of     Comments
                                                                            Federal           Shares       Ownership    (e.g., Basis
                                                                           Tax ID #            Owned       or Control    of Control)
                                                                           ---------           -----       ----------   ------------

                                                                          ----------------
AXA Financial, Inc.  (Notes 1 & 2)   **                                    13-3623351
------------------------------------------------------------------------------------------
      Frontier Trust Company, FSB  (Note 7)                                45-0373941             1,000       100.00%
      ------------------------------------------------------------------------------------
      MONY Agricultural Investment Advisers, Inc.                          75-2961816                         100.00%
      ------------------------------------------------------------------------------------
      MONY Capital Management, Inc.                                        13-4194065                         100.00%
      ------------------------------------------------------------------------------------
      MONY Asset Management, Inc.                                          13-4194080                         100.00%
      ------------------------------------------------------------------------------------
      MONY Holdings, LLC                                                   13-3976138                         100.00%
      ------------------------------------------------------------------------------------
          See Attached Listing C
          --------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)                               52-2197822                 -       100.00%
      ------------------------------------------------------------------------------------
          AXA Financial (Bermuda) Ltd.*                                    14-1903564           250,000       100.00%
          --------------------------------------------------------------------------------
          AXA Distribution Holding Corporation  (Note 2)                   13-4078005             1,000       100.00%
          --------------------------------------------------------------------------------
              AXA Advisors, LLC     (Note 5)                               13-4071393                 -       100.00%
              ----------------------------------------------------------------------------
              AXA Network, LLC     (Note 6)                                06-1555494                 -       100.00%
              ----------------------------------------------------------------------------
                   AXA Network of Alabama, LLC                             06-1562392                 -       100.00%
                   -----------------------------------------------------------------------
                   AXA Network of Connecticut, Maine and New York, LLC     13-4085852                 -       100.00%
                   -----------------------------------------------------------------------
                   AXA Network Insurance Agency of Massachusetts, LLC      04-3491734                 -       100.00%
                   -----------------------------------------------------------------------
                   AXA Network of Nevada, Inc.                             13-3389068                         100.00%
                   -----------------------------------------------------------------------
                   AXA Network of Puerto Rico, Inc.                        66-0577477                         100.00%
                   -----------------------------------------------------------------------
                   AXA Network Insurance Agency of of Texas, Inc.          75-2529724             1,050       100.00%
                   -----------------------------------------------------------------------
          AXA Equitable Life Insurance Company (Note 2 & 9) *              13-5570651         2,000,000       100.00%   NAIC # 62944
          --------------------------------------------------------------------------------
              AXA Life and Annuity Company * (Note 10)                     13-3198083         1,000,000       100.00%   NAIC # 62880
              ----------------------------------------------------------------------------
              Equitable Deal Flow Fund, L.P.                               13-3385076                 -             -   G.P & L.P.
              ----------------------------------------------------------------------------
                   Equitable Managed Assets, L.P.                          13-3385080                 -             -   G.P.
                   -----------------------------------------------------------------------
              Real Estate Partnership Equities (various)                       -                      -             -   **
              ----------------------------------------------------------------------------
              Equitable Holdings, LLC  (Notes 3 & 4)                       22-2766036                 -       100.00%
              ----------------------------------------------------------------------------
                   See Attached Listing A
                   -----------------------------------------------------------------------
              ACMC, Inc.     (Note 4)                                      13-2677213         5,000,000       100.00%
              ----------------------------------------------------------------------------
              Wil-Gro, Inc                                                 23-2702404             1,000       100.00%
              ----------------------------------------------------------------------------
              STCS, Inc.                                                   13-3761592             1,000       100.00%
              ----------------------------------------------------------------------------
              EVSA, Inc.                                                   23-2671508                50       100.00%
              ----------------------------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- Q4-2006
------------------------------------------------------------

        * Affiliated Insurer

       ** Information relating to Equitable's Real Estate Partnership Equities is disclosed in Schedule BA, Part 1 of AXA Equitable Life's Annual Statement, which has been filed with the N.Y.S. Insurance Department.

      *** All subsidiaries are corporations, except as otherwise noted.

          1.  The Equitable Companies Incorporated changed its name to AXA Financial, Inc. on Sept. 3, 1999.

          2.  Effective Sept. 20, 1999,  AXA Financial, Inc. transferred ownership of Equitable Life to AXA Client Solutions, LLC, which was formed on July 19, 1999.
                   Effective January 1, 2002, AXA Client Solutions, LLC transferred ownership of Equitable Life and AXA Distribution
                     Holding Corp. to AXA Financial, Inc.
                   Effective May 1, 2002, AXA Client Solutions, LLC changed its name to AXA Financial Services, LLC.
                   Effective June 1, 2002, AXA Financial, Inc. transferred ownership of Equitable Life and AXA Distribution Holding
                     Corp. to AXA Financial Services, LLC.

          3.  Equitable Holding Corp. was merged into Equitable Holdings, LLC on Dec. 19, 1997.

          4.  In October 1999, AllianceBernstein Holding L.P. ("AllianceBernstein Holding") reorganized by transferring its business and assets to AllianceBernstein L.P., a newly formed private partnership ("AllianceBernstein").

              As of December 31, 2006, AXF and its subsidiaries owned 60.28% of the issued and outstanding units of limited partnership interest in AllianceBernstein (the "AllianceBernstein Units"), as follows:
                           AXF held directly 32,700,754 AllianceBernstein Units (12.50%),
                           AXA Equitable Life directly owned 8,165,204 AllianceBernstein Units (3.12%),
                           ACMC, Inc. owned 66,220,822 AllianceBernstein Units (25.30%), and
                           ECMC, LLC owned 40,880,637 AllianceBernstein Units (15.61%).
                           On December 21, 2004, AXF contributed 4,389,192 (1.68%) AllianceBernstein Units to MONY Life and
                             1,225,000 (.47%) AllianceBernstein Units to MLOA.

                   AllianceBernstein Corporation also owns a 1% general partnership interest in AllianceBernstein L.P.

                   In addition, ECMC, LLC and ACMC, Inc. each own 722,178 units (0.28% each), representing assignments of beneficial ownership of limited partnership interests in AllianceBernstein Holding (the "AllianceBernstein Holding Units").
                   AllianceBernstein Corporation owns 100,000 units of general partnership interest (0.04%), in AllianceBernstein
                   Holding L.P.  AllianceBernstein Holding Units are publicly traded on the New York Stock exchange.

          5.  EQ Financial Consultants (formerly, Equico Securities, Inc.) was merged into AXA Advisors, LLC on Sept. 20, 1999.
                   AXA Advisors, LLC was transferred from Equitable Holdings, LLC to AXA Distribution Holding Corporation
                   on Sept. 21, 1999.

          6.  Effective March 15, 2000, Equisource of New York, Inc. and 14 of its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Corp.  EquiSource of Alabama, Inc. became AXA Network of
                   Alabama, LLC. EquiSource Insurance Agency of Massachusetts, Inc. became AXA Network Insurance Agency of
                   Massachusetts, LLC. Equisource of Nevada, Inc., of Puerto Rico, Inc., and of Texas, Inc., changed their names from "EquiSource" to become "AXA Network", respectively.  Effective February 1, 2002, Equitable Distributors
                   Insurance Agency of Texas, Inc. changed its name to AXA Distributors Insurance Agency of Texas, Inc.  Effective
                   February 13, 2002 Equitable Distributors Insurance Agency of Massachusetts, LLC changed its name to AXA
                   Distributors Insurance Agency of Massachusetts, LLC.

          7.  Effective June 6, 2000, Frontier Trust Company was sold by ELAS to AXF and merged into Frontier Trust Company, FSB.

          8.  Effective June 1, 2001, Equitable Structured Settlement Corp was transferred from ELAS to Equitable Holdings, LLC.
          9.  Effective September 2004, The Equitable Life Assurance Society of the United States changed its name to AXA Equitable
                Life Insurance Company.
          10. Effective September 2004, The Equitable of Colorado changed its name to AXA Life and Annuity Company.
          11. Effective February 18, 2005, MONY Realty Capital, Inc. was sold.
          12. Effective May 26, 2005, Matrix Capital Markets Group was sold.
          12. Effective May 26, 2005, Matrix Private Equities was sold.
          13. Effective December 2, 2005, Advest Group was sold.
          14. Effective February 24, 2006, Alliance Capital Management Corporation changed its name to AllianceBernstein
                Corporation.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- Q4-2006
------------------------------------------------------------

          Dissolved: - On November 3, 2000, Donaldson, Lufkin & Jenrette, Inc. was sold to Credit Suisse Group.
                     - 100 Federal Street Funding Corporation was dissolved August 31, 1998.
                     - 100 Federal Street Realty Corporation was dissolved December 20, 2001.
                     - CCMI Corp. was dissolved on October 7, 1999.
                     - ELAS Realty, Inc. was dissolved January 29, 2002.
                     - EML Associates, L.P. was dissolved March 27, 2001.
                     - EQ Services, Inc. was dissolved May 11, 2001.
                     - Equitable BJVS, Inc. was dissolved October 3, 1999.
                     - Equitable Capital Management Corp. became ECMC, LLC on November 30, 1999.
                     - Equitable JV Holding Corp. was dissolved on June 1, 2002.F142
                     - Equitable JVS II, Inc. was dissolved December 4, 1996
                     - Equitable Underwriting & Sales Agency (Bahamas) Ltd. was
                         dissolved on December 31, 2000.
                     - EREIM LP Associates (L.P.) was dissolved March 27, 2001.
                     - EREIM Managers Corporation was dissolved March 27, 2001.
                     - EVLICO East Ridge, Inc. was dissolved Jan. 13, 2001
                     - EVLICO, Inc. was dissolved in 1999.
                     - Franconom, Inc. was dissolved on December 4, 2000.
                     - GP/EQ Southwest, Inc. was dissolved October 21, 1997
                     - HVM Corp. was dissolved on Feb. 16, 1999.
                     - ML/EQ Real Estate Portfolio, L.P. was dissolved March 27, 2001.
                     - Prime Property Funding, Inc. was dissolved in Feb. 1999.
                     - Sarasota Prime Hotels, Inc. became Sarasota Prime Hotels, LLC.
                     - Six-Pac G.P., Inc. was dissolved July 12,1999
                     - Paramount Planners, LLC., a direct subsidiary of  AXA Distribution Holding Corporation, was dissolved on December 5, 2003
                     - Equitable Rowes Wharf, Inc. was dissolved October 12, 2004
                     - ECLL Inc. was dissolved July 15, 2003
                     - MONY Realty Partners, Inc. was dissolved February 2005.
                     - Sagamore Financial LLC was dissolved August 31, 2006.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- Q4-2006
------------------------------------------------------------

LISTING A - Equitable Holdings, LLC
-----------------------------------

                                                                                               State of     State of
                                                                                  Type of     Incorp. or   Principal       Federal
                                                                                 Subsidiary    Domicile    Operation      Tax ID #
                                                                                 ----------    --------    ---------      ---------
AXA Financial, Inc.
--------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      --------------------------------------------------------------------------
          AXA Equitable Life Insurance Company *
          ----------------------------------------------------------------------
              Equitable Holdings, LLC
              ----------------------------------------------------------------------------------------------------------------------
                   ELAS Securities Acquisition Corporation                       Operating        DE           NY         13-3049038
                   -----------------------------------------------------------------------------------------------------------------
                   Equitable Casualty Insurance Company *                        Operating        VT           VT         06-1166226
                   -----------------------------------------------------------------------------------------------------------------
                   ECMC, LLC   (See Note 4 on Page 2)                            Operating        DE           NY         13-3266813
                   -----------------------------------------------------------------------------------------------------------------
                       Equitable Capital Private Income & Equity
                         Partnership II, L.P.                                    Investment       DE           NY         13-3544879
                       -------------------------------------------------------------------------------------------------------------
                   AllianceBernstein Corporation (See Note 4 on Page 2)          Operating        DE           NY         13-3633538
                   -----------------------------------------------------------------------------------------------------------------
                       See Attached Listing B

                       -------------------------------------------------------------------------------------------------------------
                   Equitable JVS, Inc.                                           Investment       DE           GA         58-1812697
                   -----------------------------------------------------------------------------------------------------------------
                       Astor Times Square Corp.                                  Investment       NY           NY         13-3593699
                       -------------------------------------------------------------------------------------------------------------
                       Astor/Broadway Acquisition Corp.                          Investment       NY           NY         13-3593692
                       -------------------------------------------------------------------------------------------------------------
                       PC Landmark, Inc.                                         Investment       TX           TX         75-2338215
                       -------------------------------------------------------------------------------------------------------------
                       EJSVS, Inc.                                               Investment       DE           NJ         58-2169594
                       -------------------------------------------------------------------------------------------------------------
                   AXA Distributors, LLC                                         Operating        DE           NY         52-2233674
                   -----------------------------------------------------------------------------------------------------------------
                       AXA  Distributors Insurance Agency of Alabama, LLC        Operating        DE           AL         52-2255113
                       -------------------------------------------------------------------------------------------------------------
                       AXA Distriburors Insurance Agency, LLC                    Operating        DE       CT, ME,NY      06-1579051
                       -------------------------------------------------------------------------------------------------------------
                       AXA Distributors Insurance Agency of Massachusetts, LLC   Operating        MA           MA         04-3567096
                       -------------------------------------------------------------------------------------------------------------
                       AXA Distributors Insurance Agency of Texas, Inc.          Operating        TX           TX         74-3006330
                       -------------------------------------------------------------------------------------------------------------
                   J.M.R. Realty Services, Inc.                                  Operating        DE           NY         13-3813232
                   -----------------------------------------------------------------------------------------------------------------
                   Equitable Structured Settlement Corp.  (See Note 8 on Page 2) Operating        DE           NJ         22-3492811
                   -----------------------------------------------------------------------------------------------------------------

                                                                                              Parent's
                                                                                Number of   Percent of
                                                                                 Shares     Ownership            Comments
                                                                                  Owned     or Control   (e.g., Basis of Control)
                                                                                  -----     ----------   ------------------------
AXA Financial, Inc.
------------------------------------------------------------------------------
    AXA Financial Services, LLC   (Note 2)
    --------------------------------------------------------------------------
        AXA Equitable Life Insurance Company *
        ----------------------------------------------------------------------
            Equitable Holdings, LLC
            ------------------------------------------------------------------
                 ELAS Securities Acquisition Corporation                             500     100.00%
                 -------------------------------------------------------------
                 Equitable Casualty Insurance Company *                            1,000     100.00%
                 -------------------------------------------------------------
                 ECMC, LLC   (See Note 4 on Page 2)                                    -     100.00%
                 -------------------------------------------------------------
                     Equitable Capital Private Income & Equity                                         ECMC is G.P.
                       Partnership II, L.P.                                            -           -   ("Deal Flow Fund II")
                     ---------------------------------------------------------
                 AllianceBernstein Corporation (See Note 4 on Page 2)                100     100.00%
                 -------------------------------------------------------------
                     See Attached Listing B
                     ---------------------------------------------------------
                 Equitable JVS, Inc.                                               1,000     100.00%
                 -------------------------------------------------------------
                     Astor Times Square Corp.                                        100     100.00%
                     ---------------------------------------------------------
                     Astor/Broadway Acquisition Corp.                                100     100.00% G.P. of Astor Acquisition. L.P.
                     ---------------------------------------------------------
                     PC Landmark, Inc.                                             1,000     100.00%
                     ---------------------------------------------------------
                     EJSVS, Inc.                                                   1,000     100.00%
                     ---------------------------------------------------------
                 AXA Distributors, LLC                                                 -     100.00%
                 -------------------------------------------------------------
                     AXA  Distributors Insurance Agency of Alabama, LLC                -     100.00%
                     ---------------------------------------------------------
                     AXA Distriburors Insurance Agency, LLC                            -     100.00%
                     ---------------------------------------------------------
                     AXA Distributors Insurance Agency of Massachusetts, LLC           -     100.00%
                     ---------------------------------------------------------
                     AXA Distributors Insurance Agency of Texas, Inc.              1,000     100.00%
                     ---------------------------------------------------------
                 J.M.R. Realty Services, Inc.                                      1,000     100.00%
                 -------------------------------------------------------------
                 Equitable Structured Settlement Corp.  (See Note 8 on Page 2)       100     100.00%
                 -------------------------------------------------------------

* Affiliated Insurer

     Equitable Investment Corp merged into Equitable Holdings, LLC on November 30, 1999.
     Equitable Capital Management Corp. became ECMC, LLC on November 30, 1999. Effective March 15, 2000, Equisource of New York, Inc. and its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Holding Corp.
     Efective January 1, 2002, Equitable Distributors, Inc. merged into
           AXA Distributors, LLC.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- Q4-2006
------------------------------------------------------------

LISTING B - AllianceBernstein Corporation
-----------------------------------------

                                                                                                             State of      State of
                                                                                              Type of       Incorp. or    Principal
                                                                                             Subsidiary      Domicile     Operation
                                                                                             ----------      --------     ---------
AXA Financial, Inc.
-------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      -------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company*
          ---------------------------------------------------------------------------------
              Equitable Holdings, LLC
              -----------------------------------------------------------------------------
                   AllianceBernstein Corporation
                   -----------------------------------------------------------------------------------------------------------------
                       AllianceBernstein Holding L.P. (See Note 4 on Page 2)                 Operating          DE            NY
                       -------------------------------------------------------------------------------------------------------------
                       AllianceBernstein L.P.  (See Note 4 on Page 2)                        Operating          DE            NY
                       -------------------------------------------------------------------------------------------------------------
                           Cursitor Alliance LLC                                                HCO             DE            MA
                           ---------------------------------------------------------------------------------------------------------
                           Alliance Capital Management LLC                                      HCO             DE            NY
                           ---------------------------------------------------------------------------------------------------------
                               Sanford C. Bernstein & Co., LLC                               Operating          DE            NY
                               -----------------------------------------------------------------------------------------------------
                           AllianceBernstein Corporation of Delaware                            HCO             DE            NY
                           ---------------------------------------------------------------------------------------------------------
                               ACAM Trust Company Private Ltd.                               Operating        India         India
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein (Argentina) S.R.L.                          Operating      Argentina     Argentina
                               -----------------------------------------------------------------------------------------------------
                               ACM Software Services Ltd.                                    Operating          DE            NY
                               -----------------------------------------------------------------------------------------------------
                               Alliance Barra Research Institute, Inc.                       Operating          DE            NY
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein Japan Inc.                                     HCO             DE            NY
                               -----------------------------------------------------------------------------------------------------
                                            AllianceBernstein Japan Ltd.                     Operating        Japan         Japan
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein Invest. Management Australia Limited        Operating        Aust.         Aust.
                               -----------------------------------------------------------------------------------------------------
                                            Far Eastern Alliance Asset Management            Operating        Taiwan        Taiwan
                                            ----------------------------------------------------------------------------------------
                               AllianceBernstein Global Derivatives Corp.                    Operating          DE            NY
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein Investimentos (Brazil) Ltda.                Operating        Brazil        Brazil
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein Limited                                     Operating         U.K.          U.K.
                               -----------------------------------------------------------------------------------------------------
                                            ACM Berstein GmbH                                Operating        Gemany       Germany
                                            ----------------------------------------------------------------------------------------
                                            AllianceBernstein Services Limited               Operating         U.K.          U.K.
                                            ----------------------------------------------------------------------------------------
                               AllianceBernstein (Luxembourg) S.A.                           Operating         Lux.          Lux.
                               -----------------------------------------------------------------------------------------------------
                                            AllianceBernstein (France) SAS                   Operating        France        France
                               -----------------------------------------------------------------------------------------------------
                                            ACMBernstein (Deutchland) GmbH                   Operating       Germany       Germany
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Management (Asia) Ltd.                       Operating          DE        Singapore
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein Australia Limited                           Operating        Aust.         Aust.
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein Canada, Inc.                                Operating          DE          Canada
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein New Zealand Limited                         Operating         N.Z.          N.Z.
                               -----------------------------------------------------------------------------------------------------


                                                                                            Number  Parent's
                                                                                              of    Percent of       Comments
                                                                                  Federal   Shares  Ownership         (e.g.,
                                                                                 Tax ID #    Owned  or Control   Basis of Control)
                                                                                 ---------  ------  ----------  -------------------
AXA Financial, Inc.
--------------------------------------------------------------------------------
    AXA Financial Services, LLC   (Note 2)
    ----------------------------------------------------------------------------
      MONY Capital Management, Inc.
        ------------------------------------------------------------------------
            Equitable Holdings, LLC
            --------------------------------------------------------------------
                 AllianceBernstein Corporation                                                                owns 1% GP interest
                                                                                                              in AllianceBernstein
                                                                                                              L.P. and 100,000 GP
                                                                                                              units in Alliance-
                                                                                                              Bernstein Holding L.P.
                 --------------------------------------------------------------------------
                     AllianceBernstein Holding L.P. (See Note 4 on Page 2)       13-3434400                  -
                     ----------------------------------------------------------------------
                     AllianceBernstein L.P.  (See Note 4 on Page 2)              13-4064930
                     ----------------------------------------------------------------------
                         Cursitor Alliance LLC                                   22-3424339            100.00%
                         ------------------------------------------------------------------
                         Alliance Capital Management LLC                                               100.00%
                         ------------------------------------------------------------------
                             Sanford C. Bernstein & Co., LLC                     13-4132953            100.00%
                             --------------------------------------------------------------
                         AllianceBernstein Corporation of Delaware               13-2778645     10     100.00%
                         ------------------------------------------------------------------
                             ACAM Trust Company Private Ltd.                         -                 100.00%
                             --------------------------------------------------------------
                             AllianceBernstein (Argentina) S.R.L.                    -                 100.00%
                             --------------------------------------------------------------
                             ACM Software Services Ltd.                          13-3910857            100.00%
                             --------------------------------------------------------------
                             Alliance Barra Research Institute, Inc.             13-3548918  1,000     100.00%
                             --------------------------------------------------------------
                             AllianceBernstein Japan Inc.
                             --------------------------------------------------------------
                                          AllianceBernstein Japan Ltd.               -                 100.00%
                             --------------------------------------------------------------
                             AllianceBernstein Invest. Management Australia Ltd      -                 100.00%
                             --------------------------------------------------------------
                                          Far Eastern Alliance Asset Management      -                  20.00% 3rd parties = 80%
                                          -------------------------------------------------
                             AllianceBernstein Global Derivatives Corp.          13-3626546  1,000     100.00%
                             --------------------------------------------------------------
                             AllianceBernstein Investimentos (Brazil) Ltda.          -                  99.00% Alliance Capital
                                                                                                               Oceanic Corp. owns 1%
                             --------------------------------------------------------------
                             AllianceBernstein Limited                               -     250,000     100.00%
                             --------------------------------------------------------------
                                          ACM Berstein GmbH                          -                 100.00%
                                          -------------------------------------------------
                                          AllianceBernstein Services Limited         -       1,000     100.00%
                                          -------------------------------------------------
                             AllianceBernstein (Luxembourg) S.A.                     -       3,999      99.98% Alliance Cap. Oceanic
                                                                                                               Corp. owns 0.025%
                             --------------------------------------------------------------
                                          AllianceBernstein (France) SAS             -                 100.00%
                             --------------------------------------------------------------
                                          ACMBernstein (Deutchland) GmbH             -                 100.00%
                             --------------------------------------------------------------
                             Alliance Capital Management (Asia) Ltd.             13-3752293            100.00%
                             --------------------------------------------------------------
                             AllianceBernstein Australia Limited                     -                  50.00% 3rd parties = 50%
                             --------------------------------------------------------------
                             AllianceBernstein Canada, Inc.                      13-3630460 18,750     100.00%
                             --------------------------------------------------------------
                             AllianceBernstein New Zealand Limited                   -                  50.00% 3rd parties = 50%
                             --------------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- Q4-2006
------------------------------------------------------------

LISTING B - AllianceBernstein Corporation
-----------------------------------------

                                                                                                                State of   State of
                                                                                                     Type of   Incorp. or Principal
                                                                                                    Subsidiary  Domicile  Operation
                                                                                                    ----------  --------  ---------

AXA Financial, Inc.
---------------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      ---------------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company*
          -----------------------------------------------------------------------------------------
              Equitable Holdings, LLC
              -------------------------------------------------------------------------------------
                   AllianceBernstein Corporation
                   --------------------------------------------------------------------------------
                       AllianceBernstein L.P.
                       ----------------------------------------------------------------------------
                           AllianceBernstein Corporation of Delaware (Cont'd)
                           ---------------------------------------------------------------------------------------------------------
                               AllianceBernstein South Africa (Proprietary) Ltd.                    Operating  So Africa  So Africa
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein (Singapore) Ltd.                                   Operating  Singapore  Singapore
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital (Mauritius) Private Ltd.                            Operating  Mauritius  Mauritius
                               -----------------------------------------------------------------------------------------------------
                                            Alliance Capital Asset Management (India) Private Ltd   Operating    India      India
                               -----------------------------------------------------------------------------------------------------
                                            AllianceBernstein Invest. Res. & Manag. (India) Pvt.    Operating    India      India
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein Oceanic Corporation                                Operating      DE         NY
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Real Estate, Inc.                                   Operating      DE         NY
                               -----------------------------------------------------------------------------------------------------
                               Alliance Corporate Finance Group Inc.                                Operating      DE         NY
                               -----------------------------------------------------------------------------------------------------
                               Alliance Eastern Europe, Inc.                                        Operating      DE         NY
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein Investments, Inc.                                  Operating      DE         NY
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein Investor Services, Inc.                            Operating      DE         NJ
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein Hong Kong Limited                                  Operating     H.K.       H.K.
                               -----------------------------------------------------------------------------------------------------
                                            Alliance Capital Taiwan Limited                         Operating    Taiwan     Taiwan
                                            ----------------------------------------------------------------------------------------
                                            ACM New-Alliance (Luxembourg) S.A.                      Operating     Lux.       Lux.
                               -----------------------------------------------------------------------------------------------------
                               Sanford C. Bernstein Limited                                         Operating     U.K.       U.K.
                               -----------------------------------------------------------------------------------------------------
                                            Sanford C. Bernstein (CREST Nominees) Ltd.              Operating     U.K.       U.K.
                               -----------------------------------------------------------------------------------------------------
                               Whittingdale Holdings Ltd.                                           Operating     U.K.       U.K.
                               -----------------------------------------------------------------------------------------------------
                                            ACM Investments Ltd.                                    Operating     U.K.       U.K.
                                            ----------------------------------------------------------------------------------------
                                            AllianceBernstein Fixed Income Ltd.                     Operating     U.K.       U.K.
                                            ----------------------------------------------------------------------------------------


                                                                                                                     Number of
                                                                                                    Federal           Shares
                                                                                                   Tax ID #            Owned
                                                                                                   ---------           -----

AXA Financial, Inc.
--------------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      --------------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company*
          ----------------------------------------------------------------------------------------
              Equitable Holdings, LLC
              ------------------------------------------------------------------------------------
                   AllianceBernstein Corporation
                   -------------------------------------------------------------------------------
                       AllianceBernstein L.P.
                       ---------------------------------------------------------------------------
                           AllianceBernstein Corporation of Delaware (Cont'd)
                           ---------------------------------------------------------------------------------------
                               AllianceBernstein South Africa (Proprietary) Ltd.                       -
                               -----------------------------------------------------------------------------------
                               AllianceBernstein (Singapore) Ltd.                                      -
                               -----------------------------------------------------------------------------------
                               Alliance Capital (Mauritius) Private Ltd.                               -
                               -----------------------------------------------------------------------------------
                                            Alliance Capital Asset Management (India) Private Ltd      -
                               -----------------------------------------------------------------------------------
                                            AllianceBernstein Invest. Res. & Manag. (India) Pvt.       -
                               -----------------------------------------------------------------------------------
                               AllianceBernstein Oceanic Corporation                               13-3441277               1,000
                               -----------------------------------------------------------------------------------
                               Alliance Capital Real Estate, Inc.                                  13-3441277
                               -----------------------------------------------------------------------------------
                               Alliance Corporate Finance Group Inc.                               52-1671668               1,000
                               -----------------------------------------------------------------------------------
                               Alliance Eastern Europe, Inc.                                       13-3802178
                               -----------------------------------------------------------------------------------
                               AllianceBernstein Investments, Inc.                                 13-3191825                 100
                               -----------------------------------------------------------------------------------
                               AllianceBernstein Investor Services, Inc.                           13-3211780                 100
                               -----------------------------------------------------------------------------------
                               AllianceBernstein Hong Kong Limited                                     -
                               -----------------------------------------------------------------------------------
                                            Alliance Capital Taiwan Limited                            -
                                            ----------------------------------------------------------------------
                                            ACM New-Alliance (Luxembourg) S.A.                         -
                               -----------------------------------------------------------------------------------
                               Sanford C. Bernstein Limited                                            -
                               -----------------------------------------------------------------------------------
                                            Sanford C. Bernstein (CREST Nominees) Ltd.                 -
                               -----------------------------------------------------------------------------------
                               Whittingdale Holdings Ltd.                                              -
                               -----------------------------------------------------------------------------------
                                            ACM Investments Ltd.                                       -
                                            ----------------------------------------------------------------------
                                            AllianceBernstein Fixed Income Ltd.                        -
                                            ----------------------------------------------------------------------


                                                                                                    Parent's
                                                                                                   Percent of      Comments
                                                                                                   Ownership        (e.g.,
                                                                                                   or Control    Basis of Control)
                                                                                                   ----------    -----------------

AXA Financial, Inc.
--------------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      --------------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company*
          ----------------------------------------------------------------------------------------
              Equitable Holdings, LLC
              ------------------------------------------------------------------------------------
                   AllianceBernstein Corporation
                   -------------------------------------------------------------------------------
                       AllianceBernstein L.P.
                       ---------------------------------------------------------------------------
                           AllianceBernstein Corporation of Delaware (Cont'd)
                           ------------------------------------------------------------------------
                               AllianceBernstein South Africa (Proprietary) Ltd.                        100.00%
                               --------------------------------------------------------------------
                               AllianceBernstein (Singapore) Ltd.                                       100.00%
                               --------------------------------------------------------------------
                               Alliance Capital (Mauritius) Private Ltd.                                100.00%
                               --------------------------------------------------------------------
                                            Alliance Capital Asset Management (India) Private Ltd        75.00% 3rd parties = 25%
                               --------------------------------------------------------------------
                                            AllianceBernstein Invest. Res. & Manag. (India) Pvt.        100.00%
                               --------------------------------------------------------------------
                               AllianceBernstein Oceanic Corporation                                    100.00% inactive
                               --------------------------------------------------------------------
                               Alliance Capital Real Estate, Inc.                                       100.00% inactive
                               --------------------------------------------------------------------
                               Alliance Corporate Finance Group Inc.                                    100.00%
                               --------------------------------------------------------------------
                               Alliance Eastern Europe, Inc.                                            100.00%
                               --------------------------------------------------------------------
                               AllianceBernstein Investments, Inc.                                            1
                               --------------------------------------------------------------------
                               AllianceBernstein Investor Services, Inc.                                100.00%  formerly, Alliance
                                                                                                                 Fund Services, Inc.
                               --------------------------------------------------------------------
                               AllianceBernstein Hong Kong Limited                                       50.00% 3rd parties = 50%
                               --------------------------------------------------------------------
                                            Alliance Capital Taiwan Limited                              99.00% Others owns 1%
                                            -------------------------------------------------------
                                            ACM New-Alliance (Luxembourg) S.A.                           99.00% AllianceBernstein
                                                                                                                Lux owns 1%
                               --------------------------------------------------------------------
                               Sanford C. Bernstein Limited                                             100.00%
                               --------------------------------------------------------------------
                                            Sanford C. Bernstein (CREST Nominees) Ltd.                  100.00%
                               --------------------------------------------------------------------
                               Whittingdale Holdings Ltd.                                               100.00%
                               --------------------------------------------------------------------
                                            ACM Investments Ltd.                                        100.00%
                                            -------------------------------------------------------
                                            AllianceBernstein Fixed Income Ltd.                         100.00%
                                            -------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- Q4-2006
------------------------------------------------------------
LISTING C - MONY
----------------

                                                                                                      State of          State of
                                                                                      Type of        Incorp. or        Principal
                                                                                     Subsidiary       Domicile         Operation
                                                                                     ----------       --------         ---------
AXA Financial, Inc.
------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      ------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company *
          --------------------------------------------------------------------------------------------------------------------------
      MONY Agricultural Investment Advisers, Inc.                                    Operating           DE                CO
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Capital Management, Inc.                                                  Operating           DE                NY
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Asset Management, Inc.                                                    Operating           DE                NY
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Holdings, LLC                                                                HCO              DE                NY
      ------------------------------------------------------------------------------------------------------------------------------
          MONY Life Insurance Company *                                              Insurance           NY                NY
          --------------------------------------------------------------------------------------------------------------------------
              MONY International Holdings, LLC                                          HCO              DE                NY
              ----------------------------------------------------------------------------------------------------------------------
                   MONY International Life Insurance Co. Seguros de Vida S.A.*       Insurance       Argentina         Argentina
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Financial Resources of the Americas Limited                     HCO           Jamaica           Jamaica
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Bank & Trust Company of the Americas, Ltd.                   Operating     Cayman Islands    Cayman Islands
                   -----------------------------------------------------------------------------------------------------------------
                       MONY Consultoria e Corretagem de Seguros Ltda.                Operating         Brazil            Brazil
                       -------------------------------------------------------------------------------------------------------------
                       MONY Life Insurance Company of the Americas, Ltd.*            Insurance     Cayman Islands    Cayman Islands
                       -------------------------------------------------------------------------------------------------------------
              MONY Life Insurance Company of America*                                Insurance           AZ                NY
              ----------------------------------------------------------------------------------------------------------------------
              U.S. Financial Life Insurance Company *                                Insurance           OH                OH
              ----------------------------------------------------------------------------------------------------------------------
              MONY Financial Services, Inc.                                             HCO              DE                NY
              ----------------------------------------------------------------------------------------------------------------------
                   Financial Marketing Agency, Inc.                                  Operating           OH                OH
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Brokerage, Inc.                                              Operating           DE                PA
                   -----------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of Ohio, Inc.                            Operating           OH                OH
                       -------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of Alabama, Inc.                         Operating           AL                AL
                       -------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of Texas, Inc.                           Operating           TX                TX
                       -------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of Massachusetts, Inc.                   Operating           MA                MA
                       -------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of Washington, Inc.                      Operating           WA                WA
                       -------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of New Mexico, Inc.                      Operating           NM                NM
                       -------------------------------------------------------------------------------------------------------------
                   1740 Ventures, Inc.                                               Operating           NY                NY
                   -----------------------------------------------------------------------------------------------------------------
                   Enterprise Capital Management, Inc.                               Operating           GA                GA
                   -----------------------------------------------------------------------------------------------------------------
                       Enterprise Fund Distributors, Inc.                            Operating           DE                GA
                       -------------------------------------------------------------------------------------------------------------
                   MONY Assets Corp.                                                    HCO              NY                NY
                   -----------------------------------------------------------------------------------------------------------------
                       MONY Benefits Management Corp.                                Operating           DE                NY
                       -------------------------------------------------------------------------------------------------------------
                       MONY Benefits Service Corp.                                   Operating           DE                NY
                       -------------------------------------------------------------------------------------------------------------
                   1740 Advisers, Inc.                                               Operating           NY                NY
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Securities Corporation                                       Operating           NY                NY
                   -----------------------------------------------------------------------------------------------------------------
                       Trusted Insurance Advisers General Agency Corp.               Operating           MN                NY
                       -------------------------------------------------------------------------------------------------------------
                       Trusted Investment Advisers Corp.                             Operating           MN                NY
                       -------------------------------------------------------------------------------------------------------------

                                                                                                              Parent's
                                                                                                 Number of   Percent of  Comments
                                                                                   Federal        Shares     Ownership  (e.g., Basis
                                                                                  Tax ID #         Owned     or Control  of Control)
                                                                                  ---------        -----     ----------  -----------
AXA Financial, Inc.
--------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      --------------------------------------------------------------------------
          AXA Equitable Life Insurance Company *
          ------------------------------------------------------------------------------------
      MONY Agricultural Investment Advisers, Inc.                                 75-2961816                   100.00%
      ----------------------------------------------------------------------------------------
      MONY Capital Management, Inc.                                               13-4194065                   100.00%
      ----------------------------------------------------------------------------------------
      MONY Asset Management, Inc.                                                 13-4194080                   100.00%
      ----------------------------------------------------------------------------------------
      MONY Holdings, LLC                                                          13-3976138                   100.00%
      ----------------------------------------------------------------------------------------
          MONY Life Insurance Company *                                           13-1632487                   100.00%
          ------------------------------------------------------------------------------------
              MONY International Holdings, LLC                                    13-3790446                   100.00%
              --------------------------------------------------------------------------------
                   MONY International Life Insurance Co. Seguros de Vida S.A.*    98-0157781                   100.00%
                   ---------------------------------------------------------------------------
                   MONY Financial Resources of the Americas Limited                                             99.00%
                   ---------------------------------------------------------------------------
                   MONY Bank & Trust Company of the Americas, Ltd.                98-0152047                   100.00%
                   ---------------------------------------------------------------------------
                       MONY Consultoria e Corretagem de Seguros Ltda.                                           99.00%
                       -----------------------------------------------------------------------
                       MONY Life Insurance Company of the Americas, Ltd.*         98-0152046                   100.00%
                       -----------------------------------------------------------------------
              MONY Life Insurance Company of America*                             86-0222062                   100.00%
              --------------------------------------------------------------------------------
              U.S. Financial Life Insurance Company *                             38-2046096       405,000     100.00%
              --------------------------------------------------------------------------------
              MONY Financial Services, Inc.                                       11-3722370         1,000     100.00%
              --------------------------------------------------------------------------------
                   Financial Marketing Agency, Inc.                               31-1465146            99      99.00%
                   ---------------------------------------------------------------------------
                   MONY Brokerage, Inc.                                           22-3015130         1,500     100.00%
                   ---------------------------------------------------------------------------
                       MBI Insurance Agency of Ohio, Inc.                         31-1562855             5     100.00%
                       -----------------------------------------------------------------------
                       MBI Insurance Agency of Alabama, Inc.                      62-1699522             1     100.00%
                       -----------------------------------------------------------------------
                       MBI Insurance Agency of Texas, Inc.                        74-2861481            10     100.00%
                       -----------------------------------------------------------------------
                       MBI Insurance Agency of Massachusetts, Inc.                06-1496443             5     100.00%
                       -----------------------------------------------------------------------
                       MBI Insurance Agency of Washington, Inc.                   91-1940542             1     100.00%
                       -----------------------------------------------------------------------
                       MBI Insurance Agency of New Mexico, Inc.                   62-1705422             1     100.00%
                       -----------------------------------------------------------------------
                   1740 Ventures, Inc.                                            13-2848244         1,000     100.00%
                   ---------------------------------------------------------------------------
                   Enterprise Capital Management, Inc.                            58-1660289           500     100.00%
                   ---------------------------------------------------------------------------
                       Enterprise Fund Distributors, Inc.                         22-1990598         1,000     100.00%
                       -----------------------------------------------------------------------
                   MONY Assets Corp.                                              13-2662263       200,000     100.00%
                   ---------------------------------------------------------------------------
                       MONY Benefits Management Corp.                             13-3363383         9,000     100.00%
                       -----------------------------------------------------------------------
                       MONY Benefits Service Corp.                                13-4194349         2,500     100.00%
                       -----------------------------------------------------------------------
                   1740 Advisers, Inc.                                            13-2645490        14,600     100.00%
                   ---------------------------------------------------------------------------
                   MONY Securities Corporation                                    13-2645488         7,550     100.00%
                   ---------------------------------------------------------------------------
                       Trusted Insurance Advisers General Agency Corp.            41-1941465         1,000     100.00%
                       -----------------------------------------------------------------------
                       Trusted Investment Advisers Corp.                          41-1941464             1     100.00%
                       -----------------------------------------------------------------------

  -  As of February 18, 2005, MONY Realty Capital, Inc. was sold.
  -  As of February 2005, MONY Realty Partners, Inc. was dissolved
  -  MONY Financial Resources of the Americas Limited, is 99% owned by MONY International Holdings, LLC and an individual holds one share of it stock for Jamaican regulatory reasons.
  -  MONY Consultoria e Corretagem de Seguros Ltda., is 99% owned by MONY International Holdings, LLC and an individual holds one share of it stock for Brazilian regulatory reasons.
  -  Financial Marketing Agency, Inc., is 99% owned by MONY International Holdings, LLC and an individual in Ohio holds one share of it stock for regulatory reasons.
  -  Enterprise Accumulation Trust was merged into EQAT on July 9, 2004
  -  MONY Series Funds, Inc. was merged into EQAT on July 9, 2004
  -  As of August 31, 2006,  Sagamore Financial LLC was dissolved

Item 27.   Number of Contractowners

           As of the date of this filing, the Registrant has not commenced sales of the At Retirement contracts under this Registration Statement.



Item 28.   Indemnification

           (a)  Indemnification of Directors and Officers

                The By-Laws of AXA Equitable Life Insurance Company("AXA Equitable") provide, in Article VII, as follows:

                   7.4  Indemnification of Directors, Officers and Employees.

                    (a) To the extent permitted by the law of the State of
                        New York and subject to all applicable requirements thereof:

                         (i) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate, is or was a director, officer or employee of the Company shall be indemnified by the Company;

                         (ii) any person made or threatened to be made a party
                              to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

                        (iii) the related expenses of any such person in any
                              of said categories may be advanced by the Company.

                    (b) To the extent permitted by the law of the State of New
                        York, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss. 721-726; Insurance Law ss. 1216)

           The directors and officers of AXA Equitable are insured under policies issued by Lloyd's of London, X.L. Insurance Company, Arch Insurance Company, Endurance Insurance Company, U.S. Specialty Insurance, Starr Excess Liability International and ACE Insurance Company. The annual limit on such policies is $150 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

           (b) Indemnification of Principal Underwriters

           To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, AXA Advisors, LLC has undertaken to indemnify each of its directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of AXA Advisors, LLC.

           (c) Undertaking

           Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.   Principal Underwriters

           (a) AXA Advisors, LLC, an affiliate of AXA Equitable, MONY Life Insurance Company and MONY Life Insurance Company of America, is a principal underwriter for Separate Accounts 49 and FP of AXA Equitable, EQ Advisors Trust and AXA Premier VIP Trust, and of MONY Variable Account A, MONY Variable Account L, MONY America Variable Account A and MONY America Variable Account L. In addition, AXA Advisors is a principal underwriter for AXA Equitable's Separate Accounts 45, 301 and I, and MONY's Variable Account S, MONY America Variable Account S, and Keynote Series Account. The principal business address of AXA Advisors, LLC is 1290 Avenue of the Americas, NY, NY 10104.

           (b) Set forth below is certain information regarding the directors and principal officers of AXA Advisors, LLC. The business address of the persons whose names are preceded by an asterisk is that of AXA Advisors, LLC.


NAME AND PRINCIPAL                    POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                      (AXA ADVISORS LLC)
----------------                      --------------------------------------
*Harvey E. Blitz                      Assistant Vice President and Director

*Robert S. Jones, Jr.                 Chairman of the Board and Director

*Ned Dane                             President and Director

*Richard Dziadzio                     Director

*Barbara Goodstein                    Director

*James A. Shepherdson                 Director

*Mark Wutt                            Executive Vice President

*Anthony F. Recine                    Chief Compliance Officer - Investment
                                      Advisory Activities

 Stephen T. Burnthall                 Senior Vice President
 6435 Shiloh Road
 Suite A
 Alpharetta, GA  30005

 James Goodwin                        Senior Vice President
 333 Thornall Street
 Edison, NJ 08837

 Jeffrey Green                        Senior Vice President
 4251 Crums Mill Road
 Harrisburg, PA 17112

*Kevin R. Byrne                       Senior Vice President and Treasurer

*Jill Cooley                          Chief Risk Officer and Director

*David Cerza                          First Vice President

*Donna M. Dazzo                       First Vice President

*Peter Mastrantuono                   First Vice President

*Raymond T. Barry                     Vice President

*Michael Brzozowski                   Vice President

*Claire A. Comerford                  Vice President

*Christine Nigro                      Chief Operations Officer

*Mark D. Godofsky                     Senior Vice President and Controller

*Janet Friedman                       Vice President

*Stuart Abrams                        Senior Vice President and General Counsel

*Patricia Roy                         Vice President and Chief Compliance
                                      Officer - Broker-Dealer Activities

*Linda J. Galasso                     Assistant Secretary

*Francesca Divone                     Secretary

*Maurya Keating                       Vice President and Counsel

*Gary Gordon                          Vice President

 Danielle D. Wise                     Vice President
 4251 Crums Mill Road
 Harrisburg, PA 17112

*Frank Massa                          Vice President

*Carolann Matthews                    Vice President

*Jose Montenegro                      Vice President

 Edna Russo                           Vice President
 333 Thornall Street
 Edison, NJ 08837

*Michael Ryniker                      Vice President

*Frank Acierno                        Assistant Vice President

*Ruth Shorter                         Assistant Vice President

*Richard Morin                        Assistant Vice President

*Irina Gyula                          Assistant Vice President


         (c) The information under "Distribution of the Contracts" in the Prospectus and Statement of Additional Information forming a part of this Registration Statement is incorporated herein by reference.

Item 30.        Location of Accounts and Records

                The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by AXA Equitable at 1290 Avenue of the Americans, New York, NY 10104 and 135 West 50th St., New York, NY 10020, and the 135 West 50th Street, New York, NY 10020, and 200 Plaza Drive, Secaucus, NJ 07096.


Item 31.        Management Services

                Not applicable.

Item 32.        Undertakings

                The Registrant hereby undertakes:

                (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

                (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

                (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                AXA Equitable hereby represents that the fees and charges deducted under the contracts described in this Registration Statement, in the aggregate, in such case, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by AXA Equitable under the respective contracts. AXA Equitable bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for AXA Equitable to earn a profit, the degree to which the contract includes innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all contracts sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectuses contained herein, or any variations therein, based on supplements, endorsements, data pages, or riders to any contract, or prospectus, or otherwise.

                The Registrant hereby represents that it is relying on the November 28, 1988 no-action letter (Ref. No. IP-6-88) relating to variable annuity contracts offered as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code. Registrant further represents that it complies with the provisions of paragraphs (1) - (4) of that letter.

                The Registrant hereby further represents that it is relying upon Rule 6c-7 of the Investment Company Act of 1940 (the "1940 Act") in claiming an exemption from certain provisions of Sections 22(e) and 27 of the 1940 Act for registered separate accounts offering variable annuity contracts to participants in the Texas Optional Retirement Program. Further, AXA Equitable has or will comply with Rule 6c-7(a)-(d) of the 1940 Act with respect to Texas Optional Retirement Program participants.

                                   SIGNATURES


         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on the 14th day of March, 2007.


                               SEPARATE ACCOUNT A OF
                               AXA EQUITABLE LIFE INSURANCE COMPANY
                               (Registrant)

                               By:    AXA Equitable Life Insurance Company


                               By:  /s/ Dodie Kent
                                    --------------------------------------------
                                    Dodie Kent
                                    Vice President and Associate General Counsel

                                   SIGNATURES


         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor, has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on this 14th day of March, 2007.




                                 AXA EQUITABLE LIFE INSURANCE COMPANY
                                            (Depositor)


                                 By: /s/ Dodie Kent
                                    --------------------------------------------
                                    Dodie Kent
                                    Vice President and Associate General Counsel
                                    AXA Equitable Life Insurance Company



         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:

*Christopher M. Condron                    Chairman of the Board, President,
                                           Chief Executive Officer and Director

PRINCIPAL FINANCIAL OFFICER:

*Richard S. Dziadzio                       Executive Vice President and
                                           Chief Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

*Alvin H. Fenichel                         Senior Vice President and Controller


*DIRECTORS:

Bruce W. Calvert                Anthony J. Hamilton         Joseph H. Moglia
Christopher M. Condron          Mary R. (Nina) Henderson    Lorie A. Slutsky
Henri de Castries               James F. Higgins            Ezra Suleiman
Denis Duverne                   Scott D. Miller             Peter J. Tobin
Charlynn Goins



*By: /s/ Dodie Kent
     ------------------------
     Dodie Kent
     Attorney-in-Fact

March 14, 2007

                                  EXHIBIT INDEX
                                  --------------


EXHIBIT NO.                                                          TAG VALUE
-----------                                                          ---------

10(d)           Powers of Attorney                                   EX-99.10d

26.             AXA Organizational Charts 2006                       EX-99.26